Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the year ended October 31, 2021, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2021. This MD&A is dated December 1, 2021. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period.

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at
http://www.td.com
, on SEDAR at
http://www.sedar.com
, and on the U.S. Securities and Exchange Commission’s website at
http://www.sec.gov
(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the
U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2021 MD&A”) in the Bank’s 2021 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to
COVID-19”,
under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2022 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019
(COVID-19).
Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of pandemics, including the
COVID-19
pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization
“bail-in”
regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2021 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to
COVID-19”,
under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 1

TABLE 1: FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except where noted)	2021	2020	2019
Results of operations
Total revenue – reported	$42,693	$43,646	$41,065
Total revenue – adjusted 1	42,693	42,225	41,065
Provision for (recovery of) credit losses	(224)	7,242	3,029
Insurance claims and related expenses	2,707	2,886	2,787
Non-interest expenses – reported	23,076	21,604	22,020
Non-interest expenses – adjusted 1	22,909	21,338	21,085
Net income – reported	14,298	11,895	11,686

Net income – adjusted 1	14,649	9,968	12,503
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$722.6	$717.5	$684.6
Total assets	1,728.7	1,715.9	1,415.3
Total deposits	1,125.1	1,135.3	887.0
Total equity	99.8	95.5	87.7

Total risk-weighted assets 2	460.3	478.9	456.0
Financial ratios
Return on common equity (ROE) – reported 3	15.5%	13.6%	14.5%
Return on common equity – adjusted 1	15.9	11.4	15.6
Return on tangible common equity (ROTCE) 1	21.2	18.7	20.5
Return on tangible common equity – adjusted 1	21.4	15.3	21.5
Efficiency ratio – reported 3	54.1	49.5	53.6
Efficiency ratio – adjusted 1,3	53.7	50.5	51.3

Provision for (recovery of) credit losses as a % of net average loans and acceptances 4	(0.03)	1.00	0.45
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$7.73	$6.43	$6.26
Diluted	7.72	6.43	6.25
Dividends per share	3.16	3.11	2.89
Book value per share 3	51.66	49.49	45.20
Closing share price 5	89.84	58.78	75.21
Shares outstanding (millions)
Average basic	1,817.7	1,807.3	1,824.2
Average diluted	1,820.2	1,808.8	1,827.3
End of period	1,822.0	1,815.6	1,811.9
Market capitalization (billions of Canadian dollars)	$163.7	$106.7	$136.3
Dividend yield 3	3.9%	4.8%	3.9%
Dividend payout ratio 3	40.9	48.3	46.1
Price-earnings ratio 3	11.6	9.2	12.0

Total shareholder return (1 year) 3	58.9	(17.9)	7.1
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$7.92	$5.37	$6.71
Diluted	7.91	5.36	6.69
Dividend payout ratio	39.9%	57.9%	43.0%

Price-earnings ratio	11.3	11.0	11.2
Capital ratios 2
Common Equity Tier 1 Capital ratio	15.2%	13.1%	12.1%
Tier 1 Capital ratio	16.5	14.4	13.5
Total Capital ratio	19.1	16.7	16.3

Leverage ratio	4.8	4.5	4.0

1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP
financial measures such as “adjusted” results and
non-GAAP
ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Refer to the “Financial Results Overview” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.
Non-GAAP
financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements and Leverage Requirements guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Excludes acquired credit-impaired (ACI) loans.
5	Toronto Stock Exchange (TSX) closing market price.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 2

FINANCIAL RESULTS OVERVIEW
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in The Charles Schwab Corporation (“Schwab”); and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on October 31, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
ECONOMIC SUMMARY AND OUTLOOK
The global economy’s recovery from the
COVID-19
pandemic continues. As public health restrictions are lifted, activity is resuming in higher-contact sectors. However, supply disruptions are increasingly constraining the pace of the recovery. Shortages of microchips have led to significant reductions in automobile production around the world, while the logistics industry is struggling with backlogs that are slowing the delivery of products to their final destination.
Disparities in vaccination rates are driving varying health outcomes, exacerbating supply constraints. Recent outbreaks of
COVID-19
in Asia have worsened input shortages and contributed to delays at ports. With containment measures continuing to interrupt workflows, global supply chains remain at risk of ongoing disruption, which could put upward pressure on prices and limit global economic growth.
The U.S. economy grew by an estimated 2% annualized in the third calendar quarter, down from 6.5% on average in the first half of the year. After unsustainable double-digit growth in each of the first two quarters, consumer spending slowed to an annualized rate of just 1.6% in the third quarter. Much of the pullback was due to a retreat in spending on durable goods. Motor vehicle sales, in particular, contracted by an annualized 54%, in part due to scarcity of available product. In contrast, spending on services continued to recover, but at a slower rate than in previous quarters, as concerns about the Delta variant weighed on the rebound in recreation, food services and accommodation sectors.
While U.S. GDP now exceeds its
pre-recession
level, the recovery has been highly imbalanced. As of the third calendar quarter, spending on goods was 7% above its pre-pandemic
level, while spending on services – which comprise a much larger share of the economy – was still 1.6% below that threshold. The divergence has caused a widening in the trade deficit and contributed to supply shortages. A reorientation of activity back toward services should help alleviate some of these pressures, while high levels of savings should help households absorb higher prices and allow for continued growth in calendar 2022.
The recent slowdown in U.S. economic activity is less evident in the labour market. Job growth picked up in October, suggesting a re-acceleration
in economic activity in the final quarter of the calendar year. Demand for workers is very strong – the rate of job openings hit a record high at the midpoint of the year and remains well above pre-pandemic
levels – but it is taking longer for employers to fill positions. As of October, there were over three million fewer people in the U.S. labour force than prior to the pandemic. This shrinkage in the labour force is restraining job growth and helping push down the unemployment rate, which hit 4.6% in October.
The uneven nature of the recovery, alongside ongoing supply constraints, has led to elevated inflationary pressures. The consumer price index rose 5.4% year-over-year in September and has been above the 5% threshold since May of this year. Price pressures appear to be becoming more widespread, encompassing not just goods categories, such as food, energy and vehicles, but also services, including shelter. The latter have historically proven more persistent.
In November, the Federal Reserve took its first steps toward reducing monetary accommodation, announcing a reduction in its monthly asset purchases from the current rate of US$80 billion in Treasuries and US$40 billion in agency mortgage-backed securities. The central bank will reduce purchases of Treasuries by US$10 billion per month and purchases of mortgage-backed securities by US$5 billion per month, putting it on track to cease expanding its balance sheet by the middle of next year. After that point, TD Economics expects the Federal Reserve to raise the federal funds rate in 25 basis points (bps) increments twice in the second half of calendar 2022. The timing and magnitude of future rate increases may be altered should inflationary pressures fail to ease to the central bank’s satisfaction.
After a pullback in activity in the second calendar quarter, the Canadian economy returned to modest growth in the third quarter. Economic reopening has led to stronger growth in service areas of the economy, but drought conditions severely hampered agricultural output through the summer months, while supply chain shortages led to a pullback in manufacturing activity that has lasted through the fall. As these impacts fade, economic activity is expected to re-accelerate.
While an uptick in virus cases poses a downside risk to the outlook, especially as the winter progresses, Canada’s high rates of vaccination and more consistent implementation of mitigating policies, including mask requirements and vaccine “green passes” for indoor activities, should reduce the likelihood of major disruptions to economic activity. Meanwhile, the large pool of excess savings should continue to support spending over the course of 2022.
One key advantage for the Canadian economy is the outperformance of the labour market, which has seen all of the jobs lost during the initial pandemic shock replaced, and the labour force return to its pre-pandemic
size. Still, there is room for additional progress. Job growth has been concentrated in a handful of sectors, while employment in high-contact service industries, such as leisure and hospitality, remains well below pre-COVID
levels. In contrast to the dynamic in the U.S., Canada’s strong labour force growth has limited the improvement in the unemployment rate, which sat at 6.7% in October. As in the United States, demand for labour is high and job growth is expected to remain healthy.
The Canadian housing market has remained resilient. After pulling back in the summer, resale activity has re-accelerated
in recent months. Average home price growth has also picked up, reflecting tight market conditions across the country. Limited supply may support prices, but the rate of home price growth should slow given the erosion in affordability and an edging up of mortgage rates.
Consumer price inflation in Canada, while lower than in the U.S., has also picked up in recent months, reaching 4.4% in September, the fastest rate in thirteen years. Accelerating food price growth, along with rising energy and shelter costs, have pushed up inflation. Like the U.S. and other advanced economies, Canada is susceptible to further price pressures from prolonged global supply chain disruptions.
The Bank of Canada kept its overnight interest rate at 0.25% in October, but went one step further than the Federal Reserve in ending its asset purchase program outright. With a stronger labour market recovery, this puts the Bank of Canada in a position to begin raising interest rates earlier than the Federal Reserve. TD Economics expects the overnight rate to rise by 25 bps in the second calendar quarter of 2022, with two more 25 bps increases to come before the end of the calendar year. TD Economics expects the Canadian dollar to remain in a range of
79-81
U.S. cents over the next two years.
THE BANK’S RESPONSE TO
COVID-19
Efforts to contain the
COVID-19
pandemic continued to have a profound impact on economies around the world throughout fiscal 2021. In North America, the banking sector implemented a variety of measures in March and April of 2020 to ease the strain on consumers and businesses, some of which continued into 2021. Similarly, governments, crown corporations, central banks, and regulators introduced programs to mitigate the fallout of the crisis and support the effective functioning of financial markets, and some of those measures also remained in place in 2021. TD has been actively engaged in the ongoing effort to respond to the
COVID-19
pandemic, guided by the principles of supporting the
well-being
of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 3

Beginning in the second quarter of 2020, the Bank enabled substantially all of its employees to work from home. While most of the Bank’s branch and store employees were able to return to their workplaces before the 2021 fiscal year began, approximately 60,000 TD colleagues continued to work from home throughout the 2021 fiscal year, and these arrangements are expected to remain in place for some time. TD’s operations, including the Bank’s technology infrastructure, network capacity, enterprise cloud capabilities, and remote access systems have remained stable in the months since the onset of
COVID-19,
providing ongoing support for work from home arrangements and a continued high level of online and mobile customer traffic. The Bank continues to evaluate its medium- and long-term plans related to
COVID-19,
including the impact of the economic recovery and, for various ‘return to the workplace’ scenarios.
In fiscal 2020, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to
COVID-19,
including deferral of loan payments. The bulk of this assistance has largely run its course, except for deferrals of real estate secured loans in the U.S., where the program allowed deferrals for up to 18 months. There have been few other customer requests for extensions. As of October 31, 2021, gross loan balances that remained subject to COVID-related deferral programs were approximately $0.04 billion in Canada, primarily reflecting Small Business Banking and Commercial Lending portfolios ($4.4 billion as at October 31, 2020, primarily reflecting Real Estate Secured Lending, Other Consumer Lending, Small Business Banking and Commercial Lending portfolios), and US$0.49 billion in the United States, primarily in the Real Estate Secured Lending portfolio (US$2.2 billion as at October 31, 2020, primarily reflecting Real Estate Secured Lending, Other Consumer Lending, Small Business Banking and Commercial Lending portfolios). Delinquency rates for customers that have exited deferral are higher than for the broader population but remain low in absolute terms, reflecting the continuation of government support and TD’s proactive outreach to clients. The Bank continues to provide advice and assistance to customers through its usual channels, TD Helps in Canada and TD Cares in the U.S. Any financial relief offered through these channels is not included in the balances disclosed above.
In addition to direct financial assistance, the Bank continued to support programs for individuals and businesses introduced by the Canadian and U.S. governments described below.
Canada Emergency Business Account Program
Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional
3-year
term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed on June 30, 2021. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse
to the Bank. As of October 31, 2021, the Bank had provided approximately 213,000 customers (October 31, 2020 – 184,000) with CEBA loans and had funded approximately $11.6 billion (October 31, 2020 – $7.3 billion) in loans under the program.
U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program
Under the Paycheck Protection Program (PPP) established by the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the Small Business Administration (SBA), the Bank provided loans to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans have a
2-year
or
5-year
term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank receives fees on PPP loans generally ranging from 1-5% of the loan’s value at origination. The fees are amortized over the life of the loan, with any unamortized amount upon forgiveness being recognized immediately as income. The Bank will be paid by the SBA for any portion of the loan that is forgiven. The application window for new PPP loans closed on May 31, 2021. As of October 31, 2021, the Bank had funded approximately 133,000 PPP loans (October 31, 2020 – 86,000) and had approximately 36,000 PPP loans outstanding (October 31, 2020 – 86,000) with a gross carrying amount of approximately US$3.1 billion (October 31, 2020 – US$8.2 billion). During the year ended October 31, 2021, approximately 47,000 new PPP loans (US$3.6 billion) were originated (October 31, 2020 – 86,000 new PPP loans, US$8.2 billion) and approximately 97,000 PPP loans (US$8.7 billion) were forgiven (October 31, 2020 – nil).
Other Programs
During 2021, the Bank continued to work with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC) to deliver various other guarantee and co-lending
programs for the Bank’s clients. This includes the Highly Affected Sectors Credit Availability Program (HASCAP) Guarantee, which launched in the second fiscal quarter, to provide support to Canadian businesses that have been highly affected by and are facing economic hardship as a result of the
COVID-19
pandemic. In addition, TD continued to work with Canada’s federal government to facilitate access to the Canada Recovery Benefit and Canada Emergency Wage Subsidy through Canada Revenue Agency direct deposit.
HOW THE BANK REPORTS
The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 4

Investment in The Charles Schwab Corporation
On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). For further details, refer to Note 12 of the 2021 Consolidated Financial Statements. The Bank’s share of Schwab’s earnings is reported with a one-month lag, and the Bank started recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.
On November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and has an initial expiration date of July 1, 2031. Refer to the “Related Party Transactions” section of this document for further details.
SIGNIFICANT ACQUISITIONS
The Bank completed two acquisitions during fiscal 2021:
Acquisition of Wells Fargo & Company’s Canadian Direct Equipment Finance Business
On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company. The results of the acquired business have been consolidated from the acquisition date and included in the Canadian Retail segment.
Acquisition of Headlands Tech Global Markets, LLC
On July 1, 2021, the Bank acquired Headlands Tech Global Markets, LLC, a Chicago based quantitative fixed income trading company. The results of the acquired business have been consolidated from the acquisition date and included in the Wholesale segment.
These acquisitions were accounted for as business combinations under the purchase method. The excess of accounting consideration over the fair value of tangible net assets acquired is allocated to other intangibles and goodwill.
The following table provides the operating results on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
1

(millions of Canadian dollars)	2021	2020	2019
Net interest income	$24,131	$24,497	$23,821

Non-interest income	18,562	19,149	17,244
Total revenue	42,693	43,646	41,065
Provision for credit losses	(224)	7,242	3,029
Insurance claims and related expenses	2,707	2,886	2,787

Non-interest expenses	23,076	21,604	22,020
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	17,134	11,914	13,229
Provision for (recovery of) income taxes	3,621	1,152	2,735

Share of net income from investment in Schwab and TD Ameritrade	785	1,133	1,192
Net income – reported	14,298	11,895	11,686

Preferred dividends and distributions on other equity instruments	249	267	252
Net income available to common shareholders and non-controlling interests in subsidiaries	$14,049	$11,628	$11,434
Attributable to:
Common shareholders	$14,049	$11,628	$11,416

Non-controlling interests	–	–	18

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 5

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
1

(millions of Canadian dollars)	2021	2020	2019
Operating results – adjusted
Net interest income	$24,131	$24,497	$23,821

Non-interest income 2	18,562	17,728	17,244
Total revenue	42,693	42,225	41,065
Provision for (recovery of) credit losses	(224)	7,242	3,029
Insurance claims and related expenses	2,707	2,886	2,787

Non-interest expenses 3	22,909	21,338	21,085
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	17,301	10,759	14,164
Provision for income taxes	3,658	2,020	2,949

Share of net income from investment in Schwab and TD Ameritrade 4	1,006	1,229	1,288
Net income – adjusted	14,649	9,968	12,503

Preferred dividends and distributions on other equity instruments	249	267	252

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	14,400	9,701	12,251
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	18
Net income available to common shareholders – adjusted	14,400	9,701	12,233
Pre-tax adjustments for items of note
Amortization of acquired intangibles 5	(285)	(262)	(307)
Acquisition and integration charges related to the Schwab transaction 6	(103)	–	–
Net gain on sale of the investment in TD Ameritrade 2	–	1,421	–
Charges associated with the acquisition of Greystone 3	–	(100)	(117)
Charges related to the long-term loyalty agreement with Air Canada 3	–	–	(607)
Less: Impact of income taxes
Amortization of acquired intangibles	(32)	(37)	(48)
Acquisition and integration charges related to the Schwab transaction 6	(5)	–	–
Net gain on sale of the investment in TD Ameritrade	–	(829)	–
Charges associated with the acquisition of Greystone	–	(2)	(5)

Charges related to the long-term loyalty agreement with Air Canada	–	–	(161)

Total adjustments for items of note	(351)	1,927	(817)
Net income available to common shareholders – reported	$14,049	$11,628	$11,416

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

2	Adjusted non-interest income excludes the following item of note related to the Bank’s own asset acquisitions and business combinations:
i.	Net gain on sale of the investment in TD Ameritrade – 2020: $1,421 million. This amount was reported in the Corporate segment.

3	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – 2021: $148 million; 2020: $166 million; 2019: $211 million. These charges are reported in the Corporate segment.
ii.	The Bank’s own integration costs related to the Schwab transaction – 2021: $19 million. These costs are reported in the Corporate segment.
iii.	Charges associated with the acquisition of Greystone – 2020: $100 million; 2019: $117 million. These charges were reported in the Canadian Retail segment.
iv.	Charges related to the long-term loyalty agreement with Air Canada – 2019: $607 million; this amount was reported in the Canadian Retail segment.

4
Adjusted share of net income from investment in Schwab and TD Ameritrade excludes the following items of note on an after-tax
basis. The earnings impact of both items is reported in the Corporate segment:

i.	Amortization of Schwab and TD Ameritrade-related acquired intangibles – 2021: $137 million; 2020: $96 million; 2019: $96 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – 2021: $84 million.

5
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab and TD Ameritrade, both reported in the Corporate segment. Refer to footnotes 3 and 4 for amounts.

6
Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, both reported in the Corporate segment. Refer to footnotes 3 and 4 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)	2021	2020	2019
Basic earnings per share – reported	$7.73	$6.43	$6.26

Adjustments for items of note	0.19	(1.06)	0.45
Basic earnings per share – adjusted	$7.92	$5.37	$6.71

Diluted earnings per share – reported	$7.72	$6.43	$6.25

Adjustments for items of note	0.19	(1.07)	0.44
Diluted earnings per share – adjusted	$7.91	$5.36	$6.69

1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
1,2

(millions of Canadian dollars)	2021	2020	2019
TD Bank, National Association (TD Bank, N.A.)	$27	$51	$76
Schwab and TD Ameritrade	137	96	96
MBNA Canada	27	27	40
Aeroplan	23	17	17

Other	39	34	30
	253	225	259

Software and asset servicing rights	436	523	469
Amortization of intangibles, net of income taxes	$689	$748	$728

1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note.
2	Included in Share of net income from investment in Schwab and TD Ameritrade.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 6

RETURN ON COMMON EQUITY
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
ratio, and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was decreased to 9% Common Equity Tier 1 (CET1) Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	2021	2020	2019

Average common equity	$90,677	$85,203	$78,638
Net income available to common shareholders – reported	14,049	11,628	11,416

Items of note, net of income taxes	351	(1,927)	817
Net income available to common shareholders – adjusted	$14,400	$9,701	$12,233
Return on common equity – reported	15.5%	13.6%	14.5%

Return on common equity – adjusted	15.9	11.4	15.6
RETURN ON TANGIBLE COMMON EQUITY
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	2021	2020	2019

Average common equity	$90,677	$85,203	$78,638
Average goodwill	16,404	17,261	17,070
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	6,667	4,369	4,146
Average other acquired intangibles 1	439	509	662

Average related deferred tax liabilities	(171)	(255)	(260)

Average tangible common equity	67,338	63,319	57,020
Net income available to common shareholders – reported	14,049	11,628	11,416

Amortization of acquired intangibles, net of income taxes	253	225	259
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	14,302	11,853	11,675

Other items of note, net of income taxes	98	(2,152)	558
Net income available to common shareholders – adjusted	$14,400	$9,701	$12,233
Return on tangible common equity	21.2%	18.7%	20.5%

Return on tangible common equity – adjusted	21.4	15.3	21.5

1	Excludes intangibles relating to software and asset servicing rights.
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	2021 vs. 2020 Increase (Decrease)	2020 vs. 2019 Increase (Decrease)
U.S. Retail Bank
Total revenue	$(752)	$138

Non-interest expenses	(443)	83

Net income – after tax	(300)	3

Share of net income from investment in Schwab and TD Ameritrade 1	(57)	15

U.S. Retail segment net income – after tax	(357)	18
Earnings per share (Canadian dollars)
Basic	$(0.20)	$0.01

Diluted	(0.20)	0.01

1	Share of net income from investment in Schwab and TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	2021	2020	2019
U.S. dollar	0.795	0.743	0.753

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7

FINANCIAL RESULTS OVERVIEW
Net Income

Reported net income for the year was $14,298 million, an increase of $2,403 million, or 20%, compared with last year. The increase primarily reflects lower PCL, higher revenues in the Canadian Retail business, and lower insurance claims and related expenses, partially offset by a net gain on sale of the Bank’s investment in TD Ameritrade in the prior year, higher non-interest expenses, lower revenue in the U.S. Retail business and a lower contribution from the Bank’s investment in Schwab as compared with the contribution from the Bank’s investment in TD Ameritrade in the prior year. On an adjusted basis, net income for the year was $14,649 million, an increase of $4,681 million, or 47%, compared with last year. The reported ROE for the year was 15.5%, compared with 13.6% last year. The adjusted ROE for the year was 15.9%, compared with 11.4% last year.
By segment, the increase in reported net income reflects an increase in Canadian Retail of $2,455 million, an increase in U.S. Retail of $1,959 million and an increase in Wholesale Banking of $152 million, partially offset by a decrease in the Corporate segment of $2,163 million.
Reported diluted EPS for the year was $7.72, an increase of 20%, compared with $6.43 last year. Adjusted diluted EPS for the year was $7.91, a 48% increase, compared with $5.36 last year.

1	Amounts exclude Corporate segment

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 8

FINANCIAL RESULTS OVERVIEW
Revenue

Reported revenue was $42,693 million, a decrease of $953 million, or 2%, compared with last year. Adjusted revenue was $42,693 million, an increase of $468 million, or 1%, compared with last year.

NET INTEREST INCOME
Net interest income for the year was $24,131 million, a decrease of $366 million, or 1%, compared with last year. The decrease reflects lower margins in the Canadian and U.S. Retail segments, and the impact of foreign exchange translation, partially offset by volume growth in the personal and commercial banking businesses, and higher trading net interest income.
By segment, the decrease in reported net interest income reflects a decrease in U.S. Retail of $760 million, a decrease in the Corporate segment of $142 million, and a decrease in Canadian Retail of $104 million, partially offset by an increase in Wholesale Banking of $640 million.

NET INTEREST MARGIN
Net interest margin is calculated by dividing net interest income by average interest-earning assets. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Net interest margin decreased by 16 bps during the year to 1.56%, compared with 1.72% last year, primarily reflecting the impact of lower interest rates and higher deposit balances in the personal and commercial banking businesses. Average interest-earning
assets used in the calculation is a
non-GAAP
financial measure and net interest margin is a
non-GAAP
ratio. They are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

NON-INTEREST
INCOME
Reported
non-interest
income for the year was $18,562 million, a decrease of $587 million, or 3%, compared with last year reflecting the net gain on sale of the Bank’s investment in TD Ameritrade in the prior year. On an adjusted basis, non-interest
income for the year was $18,562 million, an increase of $834 million, or 5%, compared with last year reflecting higher fee and transaction-based revenue in the wealth and banking businesses, insurance volumes, and higher revenue from treasury and balance sheet management activities. These were partially offset by lower wholesale trading revenue, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

By segment, the decrease in reported
non-interest
income reflects a decrease in the Corporate segment of $1,212 million, and a decrease in Wholesale Banking of $898 million, partially offset by an increase in Canadian Retail of $1,277 million and an increase in U.S. Retail of $246 million.

TABLE
9:  NON-INTEREST
INCOME
1

(millions of Canadian dollars, except as noted)	2021 vs. 2020
	2021	2020	2019	% change
Investment and securities services
Broker dealer fees and commissions	$1,095	$865	$637	27
Full-service brokerage and other securities services	1,453	1,224	1,191	19
Underwriting and advisory	816	717	520	14
Investment management fees	649	623	629	4
Mutual fund management	2,052	1,797	1,768	14

Trust fees	114	115	127	(1)

Total investment and securities services	6,179	5,341	4,872	16
Credit fees	1,453	1,400	1,289	4
Net securities gains (losses)	14	40	78	(65)
Trading income (losses)	313	1,404	1,047	(78)
Service charges	2,655	2,593	2,885	2
Card services	2,435	2,154	2,465	13
Insurance revenue	4,877	4,565	4,282	7

Other income (loss)	636	1,652	326	(62)
Total	$18,562	$19,149	$17,244	(3)

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 9

TRADING-RELATED REVENUE
Trading-related revenue is the total of trading income (loss), net interest income on trading positions, and income (loss) from financial instruments designated at fair value through profit or loss (FVTPL) that are managed within a trading portfolio. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Net interest income on trading positions arises from interest and dividends related to trading assets and liabilities and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading-related revenue excludes underwriting fees and commissions on securities transactions. Trading-related revenue is a non-GAAP
financial measure, which is not a defined term under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Management believes that the trading-related revenue is an appropriate measure of trading performance.
Trading-related revenue by product line depicts trading income for each major trading category.

TABLE 10:  TRADING-RELATED REVENUE

(millions of Canadian dollars)	For the years ended October 31
	2021	2020	2019
Trading income (loss)	$313	$1,404	$1,047
Net interest income (loss) 1	1,892	1,325	293

Income (Loss) from financial instruments designated at fair value through profit or loss 2	18	53	(10)
Total	$2,223	$2,782	$1,330

Trading-related TEB adjustment	122	159	127
Total trading-related revenue (TEB) 3	$2,345	$2,941	$1,457
By product
Interest rate and credit	$931	$1,717	$413
Foreign exchange	792	766	677

Equity and other	500	299	240
Total	$2,223	$2,782	$1,330

Trading-related TEB adjustment	122	159	127
Total trading-related revenue (TEB) 3	$2,345	$2,941	$1,457

1	Excludes taxable equivalent basis (TEB).
2	Excludes amounts related to securities designated at FVTPL that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.
3
Includes Wholesale Banking trading-related revenue (TEB) of $2,279 million (2020 – $2,940 million, 2019 – $1,573 million). For additional information about TEB adjustment, refer to the “Business Focus” section of this document.

FINANCIAL RESULTS OVERVIEW
Provision for Credit Losses

PCL for the year was a recovery of $224 million, lower by $7,466 million, compared with last year. PCL – impaired was $1,309 million, a decrease of $1,654 million, or 56%, largely related to improved credit conditions and prior year credit migration in the Wholesale lending portfolio. PCL – performing was a recovery of $1,533 million, lower by $5,812 million, reflecting a performing allowance increase in the prior year, and allowance release this year largely related to improved credit conditions, including a more favourable economic outlook. Total PCL as a percentage of credit volume was
-0.03%.
By segment, PCL was lower by $3,175 million in U.S. Retail, by $2,488 million in Canadian Retail, by $1,177 million in the Corporate segment, and by $626 million in Wholesale Banking.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 10

FINANCIAL RESULTS OVERVIEW
Expenses

NON-INTEREST
EXPENSES
Reported
non-interest
expenses for the year were $23,076 million, an increase of $1,472 million, or 7%, reflecting an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, primarily as a result of lower PCL which accounted for approximately 5% of the increase.
Non-interest
expenses also reflect higher employee-related expenses and higher spend supporting business growth, partially offset by the impact of foreign exchange translation and prior year charges related to the Greystone acquisition, which collectively accounted for 2% of the increase. On an adjusted basis, non-interest
expenses were $22,909 million, an increase of $1,571 million, or 7%.
By segment, the increase in reported
non-interest
expenses reflects an increase in the Corporate segment of $881 million, an increase in Canadian Retail of $562 million and an increase in Wholesale Banking of $191 million, partially offset by a decrease in U.S. Retail of $162 million.

INSURANCE CLAIMS AND RELATED EXPENSES
Insurance claims and related expenses were $2,707 million, a decrease of $179 million, or 6%, compared with last year reflecting more favourable current year claims experience and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest
income, partially offset by higher current year claims from business growth.
EFFICIENCY RATIO
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
The reported efficiency ratio was 54.1%, compared with 49.5% last year. The adjusted efficiency ratio was 53.7%, compared with 50.5% last year.

TABLE
11:  NON-INTEREST
EXPENSES AND EFFICIENCY RATIO
1

(millions of Canadian dollars, except as noted)	2021 vs. 2020
	2021	2020	2019	% change
Salaries and employee benefits
Salaries	$7,250	$7,225	$6,921	–
Incentive compensation	3,074	2,785	2,682	10

Pension and other employee benefits	2,054	1,883	1,653	9

Total salaries and employee benefits	12,378	11,893	11,256	4
Occupancy
Rent 2	274	349	944	(21)
Depreciation and impairment losses	1,121	1,101	405	2

Other	487	540	486	(10)

Total occupancy	1,882	1,990	1,835	(5)
Technology and Equipment
Equipment, data processing and licenses 2	1,455	1,411	1,281	3

Depreciation and impairment losses	239	223	200	7

Total technology and equipment	1,694	1,634	1,481	4
Amortization of other intangibles	706	817	800	(14)
Communication and marketing	1,203	1,187	1,202	1
Restructuring charges	47	(16)	175	394
Brokerage-related and sub-advisory fees	427	362	336	18
Professional, advisory and outside services	1,620	1,451	1,666	12

Other expenses	3,119	2,286	3,269	36
Total expenses	$23,076	$21,604	$22,020	7
Efficiency ratio – reported	54.1%	49.5%	53.6%	460	bps

Efficiency ratio – adjusted	53.7	50.5	51.3	320

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2
Upon adoption of IFRS 16,
Leases
(IFRS 16) interest expense is recognized on lease liabilities in Net interest income and depreciation expense is recognized on right-of-use
(ROU) assets in
Non-interest
expense. Previously under IAS 17,
Leases
net rental expense on operating leases were recorded in
Non-interest
expense. Remaining rent expenses reflect the payments exempt from IFRS 16.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 11

FINANCIAL RESULTS OVERVIEW
Taxes
Reported total income and other taxes increased by $2,509 million, or 91.7%, compared with last year, reflecting an increase in income tax expense of $2,469 million, or 214.3%, and an increase in other taxes of $40 million, or 2.5%. Adjusted total income and other taxes increased by $1,678 million from last year, or 46.6%, reflecting an increase in income tax expense of $1,638 million, or 81.1%.
The Bank’s reported effective tax rate was 21.1% for 2021, compared with 9.7% last year. The year-over-year increase primarily reflects the impact of higher pre-tax
income as well as the impact of the sale of the Bank’s investment in TD Ameritrade in the prior year. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2021 Consolidated Financial Statements.
The Bank reported its investments in Schwab and TD Ameritrade using the equity method of accounting. Schwab’s tax expense ($280 million in the current year) and TD Ameritrade’s tax expense ($378 million in the prior year) were not part of the Bank’s effective tax rate.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the statutory income tax rate of the applicable legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate for 2021 was 21.1%, compared with 18.8% last year. The year-over-year increase primarily reflects the impact of higher adjusted pre-tax
income. Adjusted results are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 12:  INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	2021	2020	2019
Provision for income taxes – reported	$3,621	$1,152	$2,735

Total adjustments for items of note	37	868	214

Provision for income taxes – adjusted	3,658	2,020	2,949
Other taxes
Payroll	635	602	587
Capital and premium	201	186	168
GST, HST, and provincial sales 1	535	539	678

Municipal and business	253	257	243

Total other taxes	1,624	1,584	1,676

Total taxes – adjusted	$5,282	$3,604	$4,625
Effective income tax rate – reported	21.1%	9.7%	20.7%
Effective income tax rate – adjusted	21.1	18.8	20.8

1	Goods and services tax (GST) and Harmonized sales tax (HST).

FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information
FOURTH QUARTER 2021 PERFORMANCE SUMMARY
Reported net income for the quarter was $3,781 million, a decrease of $1,362 million, or 26%, compared with the fourth quarter last year. The decrease reflects the net gain on sale of the Bank’s investment in TD Ameritrade in the prior year. On an adjusted basis, net income for the quarter was $3,866 million, an increase of $896 million, or 30%, compared with the fourth quarter last year, reflecting lower PCL and higher revenues, partially offset by higher non-interest
expenses. Reported diluted EPS for the quarter was $2.04, a decrease of 27%, compared with $2.80 in the fourth quarter of last year. Adjusted diluted EPS for the quarter was $2.09, an increase of 31%, compared with $1.60 in the fourth quarter of last year.
Reported revenue for the quarter was $10,941 million, a decrease of $903 million, or 8%, compared with the fourth quarter last year. Adjusted revenue for the quarter was $10,941 million, an increase of $518 million, or 5%, compared with the fourth quarter last year.
Reported net interest income for the quarter was $6,262 million, an increase of $235 million, or 4%, primarily reflecting volume growth in the personal and commercial banking businesses, accelerated fee amortization from PPP loan forgiveness, and higher trading net interest income, partially offset by lower margins and the impact of foreign exchange translation. By segment, the increase in reported net interest income reflects an increase in Canadian Retail of $80 million, an increase in Wholesale Banking of $80 million, an increase in the Corporate segment of $43 million, and an increase in U.S. Retail of $32 million.
Reported
non-interest
income for the quarter was $4,679 million, a decrease of $1,138 million, or 20%, reflecting the net gain on sale of the Bank’s investment in TD Ameritrade in the prior year. Adjusted non-interest
income for the quarter was $4,679 million, an increase of $283 million, or 6%, reflecting higher fee-based
revenue in the wealth and personal and commercial banking businesses, higher insurance volumes, and higher underwriting and advisory fees, partially offset by lower wholesale trading revenue. By segment, the decrease in reported non-interest
income reflects a decrease in the Corporate segment of $1,396 million, and a decrease in Wholesale Banking of $184 million, partially offset by an increase in Canadian Retail of $411 million, and an increase in U.S. Retail of $31 million.
PCL for the quarter was a recovery of $123 million, lower by $1,040 million compared with the fourth quarter last year. PCL – impaired for the quarter was $220 million, a decrease of $139 million, or 39%, largely related to improved credit conditions. PCL – performing for the quarter was a recovery of $343 million, lower by $901 million, reflecting a performing allowance increase in the prior year, and allowance release this quarter largely related to improved credit conditions. Total PCL for the quarter as an annualized percentage of credit volume was
-0.07%.
By segment, PCL was lower by $648 million in U.S. Retail, by $198 million in Canadian Retail, by $123 million in the Corporate segment and by $71 million in Wholesale Banking.
Insurance claims and related expenses for the quarter were $650 million, an increase of $20 million, or 3%, compared with the fourth quarter last year reflecting less favourable prior years’ claims development and higher current year claims from business growth, partially offset by improved current year claims experience and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest
income.
Reported
non-interest
expenses for the quarter were $5,947 million, an increase of $238 million, or 4%, compared with the fourth quarter last year reflecting higher employee-related expenses, higher spend supporting business growth, partially offset by lower corporate real estate optimization costs and the impact of foreign exchange translation, which collectively accounted for 2% of the increase.
Non-interest
expenses also reflect an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, primarily as a result of lower PCL, which accounted for approximately 2% of the increase. By segment, the increase in reported non-interest
expenses reflects an increase in Canadian Retail of $228 million, and an increase in Wholesale Banking of $77 million, partially offset by a decrease in U.S. Retail of $43 million and a decrease in the Corporate segment of $24 million. Adjusted non-interest
expenses for the quarter were $5,898 million, an increase of $252 million, or 4%, compared with the fourth quarter last year.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 12

The Bank’s reported effective tax rate was 20.4% for the quarter, compared with
-4.4%
in the same quarter last year. The year-over-year increase primarily reflects the impact of the sale of the Bank’s investment in TD Ameritrade in the prior year.
The Bank’s adjusted effective tax rate was 20.4% for the quarter, compared with 19.7% in the same quarter last year. The year-over-year increase primarily reflects the impact of higher adjusted pre-tax
income, partially offset by changes to the estimated liability for uncertain tax positions.
QUARTERLY TREND ANALYSIS
The
COVID-19
pandemic continued to have a significant impact on TD’s financial performance in 2021. As the year progressed, earnings benefited from a more favourable economic outlook and improving credit conditions, resulting in significantly lower PCL, particularly in the second and third quarters. While low interest rates continued to pressure net interest margins, revenue increased on higher volumes and rising customer activity, primarily in the Canadian Retail business. Expenses were higher, reflecting employee-related expenses including variable compensation and investments in support of business growth. The Bank’s quarterly earnings were impacted by, among other things, seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TABLE 13:  QUARTERLY RESULTS
1

(millions of Canadian dollars, except as noted)					For the three months ended
	2021				2020
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$6,262	$6,004	$5,835	$6,030	$6,027	$6,101	$6,200	$6,169

Non-interest income	4,679	4,708	4,393	4,782	5,817	4,564	4,328	4,440
Total revenue	10,941	10,712	10,228	10,812	11,844	10,665	10,528	10,609
Provision for (recovery of) credit losses	(123)	(37)	(377)	313	917	2,188	3,218	919
Insurance claims and related expenses	650	836	441	780	630	805	671	780
Non-interest expenses	5,947	5,616	5,729	5,784	5,709	5,307	5,121	5,467
Provision for (recovery of) income taxes	910	922	962	827	(202)	445	250	659

Share of net income from investment in Schwab and TD Ameritrade	224	170	222	169	353	328	247	205

Net income – reported	3,781	3,545	3,695	3,277	5,143	2,248	1,515	2,989
Pre-tax adjustments for items of note 2
Amortization of acquired intangibles	74	68	69	74	61	63	68	70
Acquisition and integration charges related to the Schwab transaction	22	24	19	38	–	–	–	–
Net gain on sale of the investment in TD Ameritrade	–	–	–	–	(1,421)	–	–	–

Charges associated with the acquisition of Greystone	–	–	–	–	25	25	26	24

Total pre-tax adjustments for items of note	96	92	88	112	(1,335)	88	94	94

Less: Impact of income taxes 2	11	9	8	9	838	9	10	11
Net income – adjusted	3,866	3,628	3,775	3,380	2,970	2,327	1,599	3,072

Preferred dividends and distributions on other equity instruments	63	56	65	65	64	68	68	67
Net income available to common shareholders – adjusted	$3,803	$3,572	$3,710	$3,315	$2,906	$2,259	$1,531	$3,005

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$2.04	$1.92	$2.00	$1.77	$2.80	$1.21	$0.80	$1.61
Adjusted	2.09	1.96	2.04	1.83	1.60	1.25	0.85	1.66
Diluted earnings per share
Reported	2.04	1.92	1.99	1.77	2.80	1.21	0.80	1.61
Adjusted	2.09	1.96	2.04	1.83	1.60	1.25	0.85	1.66
Return on common equity – reported	15.7%	15.3%	16.7%	14.3%	23.3%	10.0%	6.9%	14.2%

Return on common equity – adjusted	16.1	15.6	17.1	14.7	13.3	10.4	7.3	14.6

(billions of Canadian dollars, except as noted)
Average total assets	$1,750	$1,699	$1,726	$1,746	$1,718	$1,681	$1,568	$1,449
Average interest-earning assets 3	1,574	1,527	1,536	1,563	1,531	1,494	1,374	1,292
Net interest margin	1.58%	1.56%	1.56%	1.53%	1.57%	1.62%	1.83%	1.90%

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
3
Average interest-earning assets is a
non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section and the Glossary of this document for additional information about this metric.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 13

BUSINESS SEGMENT ANALYSIS
Business Focus
For management reporting purposes, the Bank’s operations and activities are organized around the following three key business segments:
Canadian Retail, U.S. Retail, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Canadian Retail
serves over 16 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses. Personal Banking provides a comprehensive suite of deposit, payment and lending products and advice through a network of 1,061 branches, 3,381 automated teller machines (ATM), and telephone, mobile and internet banking services. Auto Finance provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases. Business Banking offers a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day
banking needs. Merchant Solutions provides
point-of-sale
payment solutions for large and small businesses. The wealth business offers wealth and asset management products and advice to retail and institutional clients in Canada through the direct investing, advice-based, and asset management businesses. The insurance business offers property and casualty insurance, as well as life and health insurance products to customers across Canada.
U.S. Retail
includes the Bank’s personal, business banking and wealth management operations in the U.S., as well as the Bank’s investment in Schwab. Operating under the TD Bank, America’s Most Convenient Bank
®
brand, the U.S. Retail Bank serves 9.6 million customers in stores along the U.S. eastern seaboard, and via auto dealerships and credit card partner business locations nationwide. Personal Banking provides a full range of financial products and services to customers mainly from Maine to Florida through a network of 1,148 stores, 2,701 ATMs, telephone, and mobile and internet banking services. Business Banking offers a diversified range of products and services to help businesses meet their financing, investment, cash management, international trade, and day-to-day
banking needs. Wealth management provides wealth products and services to retail and institutional clients. The contribution from the Bank’s investment in Schwab is reported as equity in net income of an investment in Schwab with a one-month
lag.
Wholesale Banking
serves over 12,000 corporate, government, and institutional clients in key financial markets around the world. Operating under the TD Securities brand, Wholesale Banking offers capital markets and corporate and investment banking services to external clients and provides market access and wholesale banking solutions for the Bank’s wealth and retail operations and their customers. Wholesale Banking’s expertise is global, supported by a presence across North America, Europe, and Asia-Pacific.
The Bank’s other business activities are grouped in the Corporate segment and consist of service and control groups, including technology solutions, shared services, treasury and balance sheet management, marketing, human resources, finance, risk management, compliance, legal, and anti-money laundering, among others. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to Note 29 of the 2021 Consolidated Financial Statements.
Net interest income within Wholesale Banking is calculated on a TEB, which means that the value of non-taxable
or
tax-exempt
income, including dividends, is adjusted to its equivalent
before-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $152 million (October 31, 2020 – $159 million, October 31, 2019 – $127 million).
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.
The “Key Priorities for 2022” section for each business segment, provided on the following pages, is based on the Bank’s views and the assumptions set out in the “Economic Summary and Outlook” section and the actual outcome may be materially different. For more information, refer to the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 14

TABLE 14:  RESULTS BY SEGMENT
1,2

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking 3		Corporate 3		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net interest income (loss)	$11,957	$12,061	$8,074	$8,834	$2,630	$1,990	$1,470	$1,612	$24,131	$24,497
Non-interest income (loss)	13,549	12,272	2,684	2,438	2,070	2,968	259	1,471	18,562	19,149

Total revenue	25,506	24,333	10,758	11,272	4,700	4,958	1,729	3,083	42,693	43,646
Provision for (recovery of) credit losses – impaired	652	1,256	438	997	8	279	211	431	1,309	2,963
Provision for (recovery of) credit losses – performing	(394)	1,490	(688)	1,928	(126)	229	(325)	632	(1,533)	4,279
Total provision for (recovery of) credit losses	258	2,746	(250)	2,925	(118)	508	(114)	1,063	(224)	7,242
Insurance claims and related expenses	2,707	2,886	–	–	–	–	–	–	2,707	2,886
Non-interest expenses	11,003	10,441	6,417	6,579	2,709	2,518	2,947	2,066	23,076	21,604
Income (loss) before income taxes	11,538	8,260	4,591	1,768	2,109	1,932	(1,104)	(46)	17,134	11,914
Provision for (recovery of) income taxes	3,057	2,234	504	(167)	539	514	(479)	(1,429)	3,621	1,152
Share of net income from investment in Schwab and TD Ameritrade	–	–	898	1,091	–	–	(113)	42	785	1,133
Net income (loss) – reported	8,481	6,026	4,985	3,026	1,570	1,418	(738)	1,425	14,298	11,895
Pre-tax adjustments for items of note
Amortization of acquired intangibles	–	–	–	–	–	–	285	262	285	262
Acquisition and integration charges related to the Schwab transaction	–	–	–	–	–	–	103	–	103	–
Net gain on sale of the investment in TD Ameritrade	–	–	–	–	–	–	–	(1,421)	–	(1,421)
Charges associated with the acquisition of Greystone	–	100	–	–	–	–	–	–	–	100
Total pre-tax adjustments for items of note	–	100	–	–	–	–	388	(1,159)	388	(1,059)
Less: Impact of income taxes	–	2	–	–	–	–	37	866	37	868
Net income (loss) – adjusted 4	$8,481	$6,124	$4,985	$3,026	$1,570	$1,418	$(387)	$(600)	$14,649	$9,968

Average common equity 5	$17,626	$18,049	$38,531	$39,825	$8,318	$8,374	$26,202	$18,955	$90,677	$85,203

Risk-weighted assets	145,458	143,504	205,879	232,966	99,678	92,434	9,255	10,005	460,270	478,909

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

3	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
4	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
5	For additional information about this metric, refer to the Glossary of this document.

BUSINESS SEGMENT ANALYSIS
Canadian Retail
Canadian Retail offers a full range of financial products and services to over 16 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses.

TABLE 15:  REVENUE

(millions of Canadian dollars)	2021	2020	2019
Personal banking	$11,452	$11,321	$12,076
Business banking	3,465	3,383	3,184
Wealth	5,693	4,840	4,432

Insurance	4,896	4,789	4,534
Total	$25,506	$24,333	$24,226

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 15

KEY PRODUCT GROUPS
Personal Banking
•	Personal Deposits – comprehensive line-up of chequing, savings, and investment products for retail customers.
•	Real Estate Secured Lending – wide range of lending products for homeowners secured by residential properties.
•	Consumer Lending – diverse range of unsecured financing products for retail customers.
•	Credit Cards & Payments – Visa debit, mobile wallets, digital money movement, installment plans and proprietary, co-branded, and affinity credit cards.
•	Auto Finance – retail automotive and recreational vehicle financing, including promotional rate loans offered in cooperation with large automotive manufacturers.
Business Banking
•	Commercial Banking – borrowing, deposit and cash management solutions for businesses across a range of industries, including real estate, agriculture and automotive.
•	Small Business Banking – financial products and services for small businesses.
•	Merchant Solutions – point-of-sale technology and payment solutions for large and small businesses.
•	TD Equipment Finance – specialized financing options to support equipment purchases for businesses in a variety of industries
Wealth
•	Direct Investing – resources for self-directed retail investors to facilitate research, investment management and trading in a range of investment products through online, phone and mobile channels.
•
Wealth Advice – wealth management advice and financial planning solutions for mass affluent, high net worth and ultra high net worth clients, integrated with other Wealth businesses and the broader bank.

•
Asset Management – public and private market investment management capabilities and structuring services for retail and institutional clients, including a diversified suite of mutual funds, ETFs, and professionally managed portfolios designed to provide better risk-adjusted returns.

Insurance
•	Property and Casualty – home and auto insurance provided through direct channels and to members of affinity groups such as professional associations, universities and employer groups.
•
Life and Health – credit protection for personal banking borrowing customers, other simple life and health insurance products, credit card balance protection, and travel insurance products, distributed through direct channels.

INDUSTRY PROFILE
The personal and business banking industry in Canada is mature and highly competitive, consisting of large chartered banks, sizeable regional banks, niche players competing in specific products and geographies, and a variety of non-traditional
competitors, ranging from
start-ups
to established
non-financial
firms expanding into financial services. Market leadership and profitability depend upon delivering a full suite of competitively priced products, proactive advice that meets customers’ needs, outstanding service and convenience, prudent risk management, and disciplined expense management. The Canadian wealth management industry includes banks, insurance companies, independent asset managers, and full-service and discount brokerages. Market share growth relies on the ability to provide differentiated and integrated wealth solutions and keep pace with technological change and regulatory requirements. The property and casualty insurance industry in Canada is fragmented and competitive, consisting of numerous personal and commercial line writers, while the life and health insurance industry is comprised of several large competitors. Success in the insurance business depends upon offering a range of products that provide protection at competitive prices that properly reflect the level of risk assumed.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 16

STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2021

Provide trusted advice to help our customers feel confident about their financial future
• Continued to deliver TD Ready Advice, our One TD approach to helping customers feel more confident about their financial futures through the delivery of personalized advice
• Increased the number of advisors across our branch banking and wealth distribution channels, expanded training resources, and introduced tools to elevate our advice offering and provide a more consistent customer experience
• Began creating a
one-stop
shop for insurance advice with the launch of a new Learning Centre on the TD Insurance public site to build consumer confidence and increase digital fluency

Consistently deliver legendary, personal, and connected customer experiences across all channels
• Enhanced the value proposition of our products and achieved higher Legendary Experience Index (LEI) results across our businesses
–   TD Canada Trust was recognized as a Financial Service Excellence award winner for “Automated Telephone Banking Excellence”
2
among the Big 5 Canadian Retail Banks
3
and among all Financial Institutions in the 2021 Ipsos Customer Service Index (CSI) study
4
–   TD’s suite of credit cards received multiple awards, with TD Aeroplan Infinite named top airline card (Rewards Canada) and best travel rewards card (GreedyRates), and MBNA Rewards Platinum Plus named best rewards card for everyday spending (GreedyRates) and best no-fee
travel rewards card (Rewards Canada)
–   TD Auto Finance ranked “Highest in Dealer Satisfaction among
Non-Captive
Lenders with Retail Credit” for the fourth year in a row in the J.D. Power 2021 Canada Dealer Financing Satisfaction Study
–   TD Wealth continued to optimize contact center service levels, introduce platform improvements, and invest in personalized, best-in-class
education for investors
–   TD Insurance expanded its network of
one-stop
auto claims centres, opening its 22nd location nationally

Deepen customer relationships by delivering One TD and growing across underrepresented products and markets
• Maintained strong market share
5
positions and gained momentum across our businesses:
–   #1 market share in personal deposits, direct investing, Interac
e-Transfer
and Flash
–   #2 market share in real estate secured lending, credit cards, auto and indirect loans, mutual funds, and business deposits and loans
–   2
nd
largest money manager in Canada for pension assets and largest institutional money manager
6
–   Largest direct distribution insurer
7
and leader in the affinity market in Canadian insurance
–   Record real estate secured lending originations and credit card retail sales
–   Record accumulation of assets across our wealth businesses
–   Record General Insurance premiums
• Entered into a strategic alliance with Canada Post to expand access to financial services for Canadians, particularly those in rural, remote and Indigenous communities
• Closed the acquisition of Wells Fargo’s Canadian Direct Equipment Financing business, delivering scaled expertise in equipment leasing and finance
• Created a Black Customer Experience team to provide customized advice and solutions for Black customers and communities across Canada

Execute with speed and impact, taking only those risks we can understand and manage
• Continued to transform the way we work, automating more of our operations and implementing other process improvements to increase speed and efficiency
• Continued to provide personalized payment experiences and rewards to customers through strategic credit card relationships, including:
–   Refreshed the TD Aeroplan credit card suite of four market leading travel credit cards
–   Through our exclusive partnership with Amazon, enabled customers to redeem TD Rewards points though Amazon Shop with Points, with over 22 billion points redeemed and 1.5 million unique redemptions since launch in October 2020
–   Enhanced the application process for the Amazon / MBNA
co-brand
card
–   Launched instant issuance allowing customers booking a flight on the Air Canada website to open a new TD Aeroplan credit card and instantly pay for that flight purchase

2	TD Canada Trust shared in the Automated Telephone Banking Excellence award in the 2021 Ipsos Study.
3	Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
4
Ipsos 2021 Financial Service Excellence Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2021 CSI program year ended with the September 2021 survey wave was 47,977 completed surveys yielding 72,290 financial institution ratings nationally.

5
Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2021, from Quarterly Supplemental Financial disclosures for credit cards as at July 2021, from the Canadian Bankers Association for Real Estate Secured Lending as at June 2021, from the Canadian Bankers Association for business deposits and loans as at March 2021, from the Canadian Bankers Association for Auto & Indirect loans as at April 2021, from Investor Economics, a division of ISS Market Intelligence, for Direct Investing asset, trades, and revenue metrics as at June 2021, and from Investment Funds Institute of Canada for mutual funds when compared to the Big 6 Banks as at September 2021. The Big 6 Banks consist of Bank of Montreal, Canadian Imperial Bank of Canada, National Bank of Canada, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.

6	“Top 40 Money Managers (as of June 30, 2021)” Benefits Canada, November 2021; and “Managed Money Advisory Service (as of June 30, 2021)” Investor Economics, Fall 2021.
7	Based on Gross Written Premiums for Property and Casualty business. Rankings based on data available from OSFI, insurers, Insurance Bureau of Canada, and provincial regulators as at December 31, 2020.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 17

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2021

Innovate with purpose for our customers and colleagues, and shape the future of banking in the digital age
• Recognized as Canada’s Best Consumer Digital Bank in North America by Global Finance Magazine
–   Won an industry-leading 7 categories, including Best Mobile Banking App, Best Online Product Offering, Best Bill Payment & Presentment, Best Information Security and Fraud Management, Best in Lending, and Best Open Banking APIs
–   TD was also recognized as Most Innovative Digital Bank for a third consecutive year
• Recognized by the Business Intelligence Group for our
AI-powered
Customer Innovations
8
• Continued to lead in the number of Interac
e-Transfer,
Debit and Flash transactions
9
• Continued to rank #1 for average digital reach of any bank in Canada, remained among the leaders for domestic digital reach among major developed market banks
10
, and continued to have the
top-ranked
Canadian digital banking app with the highest number of unique visitors and the highest engagement according to Comscore
11
• #1 Financial Institution Patent Filer in Canada
• Strengthened TD Insurance’s position to become a leading digital insurer in Canada through new enhanced self-serve capabilities, including same day online quote, bind and modify coverages on-line

Be recognized as an extraordinary place to work where diversity and inclusiveness are valued
• At TD, we remain devoted to advancing our Diversity & Inclusion strategy to build a more inclusive and diverse culture at the Bank. We’ve been bold about our commitments both inside and outside the organization and focused our efforts to align to our purpose to enrich the lives of our customers, colleagues and communities
• Recognized by prestigious benchmarking companies in 2021 for being a best-in-class
employer for diversity and inclusion, including Canada’s Best Diversity Employers; #14 on DiversityInc.’s Top Company for Diversity in 2021; named on the Bloomberg Financial Services Gender Equality Index (BFGEI); Canada’s Best Workplaces for Women from Great Place to Work

Contribute to the well-being of our communities
• Remained #1 for number of branches in urban locations and hours of operation
• Committed $10 million over the next five years to the Black Opportunity Fund (BOF) to combat anti-Black racism and systemic discrimination in Canada
• Launched 4 new Environment and Social Governance
(ESG)-focused
ETFs in 2021, including three Morningstar-partnered funds to advance our sustainable investing strategy and offer clients more ESG investment options
• TD Asset Management Inc. (TDAM) joined the International Corporate Governance Network
• Expanded services for new Canadians, including a New to Canada Booklet in 10 languages, a Financial Personal Quiz to help customers assess their financial knowledge, a new International Student pre-arrival
GIC Program, and an enhanced banking package including 12 months of unlimited TD Global Money Transfer transactions

KEY PRIORITIES FOR 2022
•	Continue to invest in TD Ready Advice and increase our advisory salesforce to help customers plan their financial futures
•	Enhance end-to-end omni-channel capabilities to provide seamless, intuitive and personalized customer experiences
•	Grow market share by deepening customer relationships with a focus on under-represented products and markets
•	Grow Wealth Advice distribution capabilities, enrich the Direct Investing client offering, and innovate for leadership in Asset Management
•	Continue to enhance our Insurance products and services, with a focus on ensuring they are competitive, easy to understand, and provide the protection clients need
•	Improve speed, capacity and efficiency by leveraging data and advanced analytics, automation and adapting to new ways of working
•	Continue to evolve our brand as a diverse and inclusive employer of choice, enabling colleagues to achieve their full potential
•	Advance our ESG objectives by contributing to an inclusive and sustainable recovery and helping strengthen community resilience

8	Source: from Business Intelligence Group 2021 Artificial Intelligence Excellence Awards (March 29, 2021)
9	Source: INTERAC Issuer Executive Metric Summary – The Toronto-Dominion Bank, October 2021
10	Source: from Comscore MMX ® Multi-Platform, Financial Services – Banking, Total audience, 3-month average ending September 2021, Canada, United States, Spain, France and U.K.
11	Source: from Comscore Mobile Metrix ® , Financial Services – Banking (Mobile Apps), Total Audience, 3-month average ending September 2021, Canada.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 18

TABLE 16:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	2021	2020	2019
Net interest income	$11,957	$12,061	$12,349
Non-interest income	13,549	12,272	11,877
Total revenue	25,506	24,333	24,226
Provision for (recovery of) credit losses – impaired	652	1,256	1,126
Provision for (recovery of) credit losses – performing	(394)	1,490	180
Total provision for (recovery of) credit losses	258	2,746	1,306
Insurance claims and related expenses	2,707	2,886	2,787
Non-interest expenses – reported	11,003	10,441	10,735
Non-interest expenses – adjusted 1	11,003	10,341	10,011
Provision for (recovery of) income taxes – reported	3,057	2,234	2,535
Provision for (recovery of) income taxes – adjusted 1	3,057	2,236	2,701
Net income – reported	8,481	6,026	6,863
Net income – adjusted 1	$8,481	$6,124	$7,421

Selected volumes and ratios
Return on common equity – reported 2	48.1%	33.4%	38.6%
Return on common equity – adjusted 1,2	48.1	33.9	41.7
Net interest margin (including on securitized assets)	2.61	2.79	2.96
Efficiency ratio – reported	43.1	42.9	44.3

Efficiency ratio – adjusted 1	43.1	42.5	41.3
Assets under administration (billions of Canadian dollars) 3	$557	$433	$422

Assets under management (billions of Canadian dollars) 3	427	358	353
Number of Canadian retail branches	1,061	1,085	1,091

Average number of full-time equivalent staff	41,439	40,872	40,936

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020 and 10% in 2019.
3	For additional information about this metric, refer to the Glossary of this document.
REVIEW OF FINANCIAL PERFORMANCE
Canadian Retail reported net income for the year was $8,481 million, an increase of $2,455 million, or 41%, compared with last year, reflecting lower PCL, higher revenue, and lower insurance claims, partially offset by higher non-interest
expenses. On an adjusted basis, net income increased $2,357 million, or 38%. The reported and adjusted ROE for the year was 48.1%, compared with 33.4% and 33.9%, respectively, last year.
Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $25,506 million, an increase of $1,173 million, or 5%, compared with last year.
Net interest income decreased $104 million, or 1%, reflecting lower deposit margins, partially offset by volume growth. Average loan volumes increased $27 billion, or 6%, reflecting 6% growth in personal loans and 6% growth in business loans. Average deposit volumes increased $61 billion, or 16%, reflecting 12% growth in personal deposits, 22% growth in business deposits, and 24% growth in wealth deposits. Net interest margin was 2.61%, or a decrease of 18 bps, reflecting the ongoing impact of the low interest rate environment and changes to balance sheet mix.
Non-interest
income increased $1,277 million, or 10%, reflecting higher transaction and fee-based
revenue in the wealth and banking businesses and higher insurance volumes, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims and the impact of premium rebates for customers in the insurance business.
Assets under administration
(AUA) were $557 billion as at October 31, 2021, an increase of $124 billion, or 29%, and assets under management
(AUM) were $427 billion as at October 31, 2021, an increase of $69 billion, or 19%, compared with last year, both reflecting market appreciation and new asset growth.
PCL was $258 million, a decrease of $2,488 million, compared with last year. PCL – impaired was $652 million, a decrease of $604 million, or 48%, largely related to improved credit conditions. PCL – performing was a recovery of $394 million, lower by $1,884 million, reflecting a performing allowance increase in the prior year, and allowance release this year largely related to improved credit conditions, including a more favourable economic outlook. Total PCL as an annualized percentage of credit volume was 0.06%, a decrease of 56 bps.
Insurance claims and related expenses were $2,707 million, a decrease of $179 million, or 6%, compared with last year, reflecting more favourable current year claims experience and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest
income, partially offset by higher current year claims from business growth.
Reported
non-interest
expenses for the year were $11,003 million, an increase of $562 million, or 5%, compared with last year. The increase primarily reflects higher spend supporting business growth, including volume-driven and employee-related expenses, and technology and marketing costs, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest
expenses increased $662 million, or 6%.
The reported and adjusted efficiency ratio for the year was 43.1%, compared with 42.9% and 42.5%, respectively, last year.
OPERATING ENVIRONMENT AND OUTLOOK
While
COVID-19
continues to pose risks to the outlook, economic activity in Canada is expected to accelerate in fiscal 2022, led by rising consumer spending and business investment. The improving economic environment is expected to support continued revenue growth in Canadian Retail, with increased customer activity and higher loan and deposit volumes and the prospect of rising interest rates helping offset anticipated pressure on fees from rising competition and expected moderation in resale housing activity and direct investing trading volumes. Provisions for credit losses are expected to increase throughout the year, reflecting volume growth and an ongoing normalization of credit conditions. Insurance claims are also expected to increase, as customer activity normalizes. Canadian Retail will maintain its disciplined approach to expense management, investing in products, channels and infrastructure to respond to changing customer expectations, meet evolving regulatory requirements and drive greater efficiency. While the quarterly trend in earnings may be uneven, we believe TD’s customer-focused and digitally-enabled Canadian Retail franchise is well-positioned to execute on its growth opportunities.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 19

BUSINESS SEGMENT ANALYSIS
U.S. Retail
Operating under the TD Bank, America’s Most Convenient Bank
®
brand, the U.S. Retail Bank offers a full range of financial products and services to over 9.6 million customers in the Bank’s U.S. personal and business banking operations, including wealth management. U.S. Retail includes an investment in Schwab.

TABLE 17:  REVENUE
1

(millions of dollars)	Canadian dollars			U.S. dollars
	2021	2020	2019	2021	2020	2019
Personal Banking	$6,267	$6,649	$6,894	$4,983	$4,942	$5,189
Business Banking	3,810	3,919	3,786	3,029	2,913	2,850
Wealth	468	447	496	372	332	373

Other 2	213	257	615	170	193	464
Total	$10,758	$11,272	$11,791	$8,554	$8,380	$8,876

1	Excludes equity in net income of an investment in Schwab and TD Ameritrade.
2	Other revenue consists primarily of revenue from investing activities, the TD Ameritrade Insured Deposit Account (IDA) Agreement and the Schwab IDA Agreement.
KEY PRODUCT GROUPS
Personal Banking
•	Personal Deposits – full suite of chequing and savings products for retail customers offered through multiple delivery channels.
•	Consumer Lending – diverse range of financing products, including residential mortgages, home equity and unsecured lending solutions for retail customers.
•
Credit Cards Services –
TD-branded
credit cards for retail and small business customers, and private label and co-brand
credit cards for customers of leading U.S. retailers delivered through nationwide partnerships.

•	Auto Finance – indirect retail financing through a network of auto dealers, along with floorplan financing for automotive dealerships throughout the U.S.
Business Banking
•	Commercial Banking – borrowing, deposit and cash management solutions for U.S. businesses and governments across a wide range of industries.
•	Small Business Banking – financial products and services for small businesses including merchant services.
Wealth
•
Wealth Advice – wealth management advice, financial planning solutions, estate and trust planning, and insurance and annuity products for mass affluent, high net worth and institutional clients, delivered by store-based advisors and through a robo-advisory platform.

•	Asset Management – comprised of Epoch Investment Partners Inc. and the U.S. arm of TDAM’s investment business.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 20

INDUSTRY PROFILE
The U.S. personal and business banking industry is highly competitive and includes several very large financial institutions, as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. The wealth management industry includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The personal and business banking and wealth management industries also include non-traditional
competitors, ranging from
start-ups
to established
non-financial
companies expanding into financial services. These industries serve individuals, businesses, and governments and offer products including deposits, lending, cash management, financial advice, and asset management. Products may be distributed through a single distribution channel or across multiple channels, including physical locations, ATMs, and telephone and digital channels. Certain businesses also serve customers through indirect channels. Traditional competitors are embracing new technologies and strengthening their focus on the customer experience.
Non-traditional
competitors have gained momentum and are increasingly collaborating with banks to develop new products and services and enhance the customer experience. The keys to profitability continue to be attracting and retaining customer relationships with legendary service and convenience, offering products and services across multiple distribution channels to meet customers’ evolving needs, investing strategically while maintaining expense discipline, and managing risk prudently.
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2021

Deliver legendary omni-channel service and convenience
• Named Most Trusted Bank by Investor’s Business Daily for 2021
12
• Ranked #1 in Security and Reputation in Insider Intelligence’s Digital Banking Trust Report
13
• Recognized as the #1 SBA lender by units in the Maine to Florida region (#5 nationally through September 2021)
• TD Auto Finance received the highest ranking in the 2021 J.D. Power U.S. Dealer Finance Satisfaction Study
14
• TD Bank ranked #1 in the 2021 J.D. Power Small Business Banking Satisfaction Survey in the South Region. This is the third time TD Bank ranked highest in Customer Satisfaction with Small Business Banking in the South Region.
15

Grow and deepen customer relationships
• Delivered strong year-over-year volume growth, including:
–   Personal and Business deposit growth of 19% and 22%, respectively
–   Retail Card Services balance growth of 12%
–   TD Auto Finance originations of US$1.3 billion, representing growth of 15%
• Launched the Double Up Credit Card, an industry-leading cash back offering that enables customers to earn 1% on purchases and a bonus 1% when points are redeemed as cash into a TD deposit account
• Merged the products, services and expertise of the Commercial and Corporate & Specialty Banking teams to provide a more comprehensive and scaled offering for commercial customers

Leverage our differentiated brand as the “human” bank
• Facilitated access to SBA PPP financing and subsequent loan forgiveness
–   Ranked 7th nationwide for PPP financing, funding approximately 133,000 PPP loans since inception
–   Facilitated forgiveness of approximately 97,000 loans with a gross carrying value of US$8.7 billion through October 31, 2021
• Extended 9,400 deferrals of real estate secured loans for customers experiencing financial hardship due to
COVID-19,
totaling US$2.1 billion since inception
• Introduced TD Essential Banking, a
low-cost,
no-overdraft-fee
deposit account, and announced overdraft policy changes to enhance access to mainstream financial services for underserved communities

Innovate with purpose to simplify processes and execute with speed and excellence
• Enhanced our digital capabilities, including the ability to book in-store
appointments for retail, small business, and wealth customers in real-time, add debit and credit cards to digital wallets, and view credit card data online and via the app
• Achieved a 9% year-over-year increase in digital active users and a 13% year-over-year increase in mobile active users, with total digital users exceeding 5 million, and total digital sales approaching 37% of total dollar sales
• Launched robo-advisor (TD Automated Investing) and robo/hybrid (TD Automated Investing Plus) solutions, giving customers access to an affordable, digital platform to fulfil their investment needs
• Entered into a data access agreement with Akoya, a U.S. open banking utility, designed to enable customers to share data with Fintechs and aggregators
• Launched direct integration with Autobooks to support online banking for small business clients with invoicing and payments

Be a premier destination for top talent
• Recognized with the top score of 100% for the seventh consecutive year on the 2021 Disability Equality Index
®
(DEI), a national benchmarking tool for corporate policies and practices related to disability inclusion and workplace equality
• Recognized by Forbes as a Best Employer for Diversity in 2021 for the third consecutive year
• Earned a Top Team Award and recognition for two executives in American Banker’s 2021 Most Powerful Women Program

Actively support the communities where we operate
• Established a US$100 million equity fund for minority-owned small businesses to provide opportunities in underserved communities and help combat racial inequities
• Donated over US$23 million to support our communities through the TD Charitable Foundation and the Ready Challenge

KEY PRIORITIES FOR 2022
•	Deepen customer engagement by delivering personalized and connected experiences and elevating our advice proposition across all channels
•	Continue to invest in data, digitization and technology to understand and serve our customers better
•	Increase efficiency, innovation and speed of delivery to unlock the colleague experience and deliver better customer outcomes
•	Grow market share by deepening customer relationships and expanding into attractive markets
•	Execute with speed through innovation, automation and process simplification for our colleagues and customers
•	Prudently manage risk and meet regulatory expectations
•	Be an ESG leader in driving climate and environment initiatives forward, with continued focus on diversity and inclusion
•	Be a leader in colleague experience and a premier destination for diverse top talent

12	Ranked #1, per Investor’s Business Daily from a survey completed in July and August 2021
13	Ranked #1, per Insider Intelligence’s Digital Trust report as of Q1 2021
14	J.D. Power 2021 U.S. Dealer Financing Satisfaction Study of dealers’ satisfaction; among companies between 375,000 and 910,000 transactions
15	TD Bank ranked Highest in Customer Satisfaction with Small Business Banking in the South Region in the 2021 J.D. Power Small Business Banking Satisfaction Study

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 21

TABLE 18:  U.S. RETAIL

(millions of dollars, except as noted)
Canadian Dollars	2021	2020	2019
Net interest income	$8,074	$8,834	$8,951

Non-interest income	2,684	2,438	2,840
Total revenue	10,758	11,272	11,791
Provision for (recovery of) credit losses – impaired	438	997	936

Provision for (recovery of) credit losses – performing	(688)	1,928	146
Total provision for (recovery of) credit losses	(250)	2,925	1,082
Non-interest expenses	6,417	6,579	6,411

Provision for (recovery of) income taxes	504	(167)	471

U.S. Retail Bank net income	4,087	1,935	3,827

Share of net income from investment in Schwab and TD Ameritrade 1,2	898	1,091	1,154
Net income	$4,985	$3,026	$4,981
U.S. Dollars
Net interest income	$6,419	$6,561	$6,737

Non-interest income	2,135	1,819	2,139
Total revenue	8,554	8,380	8,876
Provision for (recovery of) credit losses – impaired	344	738	705

Provision for (recovery of) credit losses – performing	(550)	1,407	109
Total provision for (recovery of) credit losses	(206)	2,145	814
Non-interest expenses	5,101	4,887	4,826

Provision for (recovery of) income taxes	403	(119)	355

U.S. Retail Bank net income	3,256	1,467	2,881

Share of net income from investment in Schwab and TD Ameritrade 1,2	711	811	869
Net income	3,967	2,278	3,750
Selected volumes and ratios
Return on common equity 3	13.0%	7.7%	12.6%
Net interest margin 4	2.19	2.69	3.31

Efficiency ratio	59.6	58.3	54.4
Assets under administration (billions of U.S. dollars)	$30	$24	$21

Assets under management (billions of U.S. dollars)	41	39	44
Number of U.S. retail stores	1,148	1,223	1,241

Average number of full-time equivalent staff	25,508	26,380	26,675

1	The Bank’s share of Schwab and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 12 of the 2021 Consolidated Financial Statements for further details.
2
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

3	Capital allocated to the business segments was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020 and 10% in 2019.
4
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section of this document.

REVIEW OF FINANCIAL PERFORMANCE
U.S. Retail net income for the year was $4,985 million (US$3,967 million), an increase of $1,959 million (US$1,689 million), or 65% (74% in U.S. dollars), compared with last year. The ROE for the year was 13.0%, compared with 7.7%, in the prior year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Net income for the year from the U.S. Retail Bank and the Bank’s investment in Schwab were $4,087 million (US$3,256 million) and $898 million (US$711 million), respectively.
The contribution from the bank’s investment in Schwab of US$711 million decreased US$100 million, or 12%, compared with the contribution from the Bank’s investment in TD Ameritrade last year.
U.S. Retail Bank net income for the year was US$3,256 million, an increase of US$1,789 million, compared with last year primarily reflecting lower PCL and higher non-interest
income, partially offset by higher expenses and lower net interest income.
U.S. Retail Bank revenue is derived from personal and business banking, and wealth management businesses. Revenue for the year was US$8,554 million, an increase of US$174 million, or 2%. Net interest income decreased US$142 million, or 2%, reflecting lower deposit margins, partially offset by growth in deposit volumes and accelerated fee amortization from PPP loan forgiveness. Net interest margin was 2.19%, a decrease of 50 bps primarily reflecting lower deposit margins slightly offset by PPP loan forgiveness.
Non-interest
income increased US$316 million, or 17%, reflecting fee income growth from increased customer activity, higher valuation of certain investments, and lower losses on low-income
housing tax credit investments.
Average loan volumes decreased US$2 billion, or 1%, compared with last year, reflecting a 2% decline in business loans as paydowns and lower line usage on commercial loans more than offset the increase in PPP loans, and a 1% decrease in personal loans. Average deposit volumes increased US$55 billion, or 17%, compared with last year, reflecting a 22% increase in business deposit volumes, a 19% increase in personal deposit volumes, and a 13% increase in sweep deposits volumes.
AUA were US$30 billion as at October 31, 2021, an increase of US$6 billion, or 25%, compared with last year, reflecting loan and deposit growth. AUM were US$41 billion as at October 31, 2021, an increase of US$2 billion, or 5%, reflecting market appreciation, partially offset by net asset outflows.
PCL was a recovery of US$206 million, lower by US$2,351 million compared with last year. PCL – impaired was US$344 million, a decrease of US$394 million, or 53%, primarily reflected in the consumer lending portfolios, largely related to improved credit conditions. PCL – performing was a recovery of US$550 million, lower by US$1,957 million, reflecting a performing allowance increase in the prior year, and a release in the current year largely related to improved credit conditions, including a more favourable economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was
-0.12%,
a decrease of 142 bps.
Non-interest
expenses for the year were US$5,101 million, an increase of US$214 million, or 4%, compared with last year, primarily reflecting store optimization costs, higher incentive compensation costs, and investments in the business, partially offset by lower legal provisions and productivity savings.
Income taxes reflect a provision of US$403 million, compared to a recovery of US$119 million last year, higher by US$522 million, primarily reflecting higher pre-tax
income.
The efficiency ratio for the year was 59.6%, compared with 58.3%, in the prior year.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 22

OPERATING ENVIRONMENT AND OUTLOOK
The outlook for U.S. Retail continues to reflect the lingering effects of the
COVID-19
pandemic, including low interest rates and high levels of customer liquidity, as well as labour shortages. Revenue growth from higher personal and commercial deposit volumes and rising customer activity is expected to be moderated by margin pressure including lower income from PPP loan forgiveness, and repatriation of sweep deposits. Provisions for credit losses are expected to increase over the course of the year, reflecting higher volumes and an ongoing normalization of credit conditions. U.S. Retail will maintain its disciplined approach to expense management, while continuing to invest strategically to support organic business growth and generate productivity savings. While earnings are likely to fluctuate from quarter to quarter, we believe that the U.S. Retail Bank is well-positioned to continue growing and deepening customer relationships, leveraging data and insights to deliver legendary experiences and meaningful advice across its distribution channels.
THE CHARLES SCHWAB CORPORATION AND TD AMERITRADE HOLDING CORPORATION
Refer to Note 12 of the 2021 Consolidated Financial Statements for further information on Schwab and TD Ameritrade.

BUSINESS SEGMENT ANALYSIS
Wholesale Banking
Operating under the brand name TD Securities, Wholesale Banking is a leading full-service investment bank offering a wide range of capital markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres across North America, Europe and Asia-Pacific.

TABLE 19:  REVENUE
1

(millions of Canadian dollars)	2021	2020	2019
Global markets	$3,174	$3,658	$2,155
Corporate and investment banking	1,457	1,162	1,035

Other	69	138	41
Total	$4,700	$4,958	$3,231

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
LINES OF BUSINESS
•	Global Markets – sales, trading and research, debt and equity underwriting, client securitization, trade finance, cash management, prime services, and trade execution services 16 .
•	Corporate and Investment Banking – corporate lending and syndications, debt and equity underwriting, advisory services, and related activities 16 .
•	Other – investment portfolios and other accounting adjustments.
INDUSTRY PROFILE
The wholesale banking sector is a mature, highly competitive market comprised of banks, large global investment firms, and independent niche dealers. Wholesale Banking provides capital markets and corporate and investment banking services to corporate, government, and institutional clients. Changing regulatory requirements continue to impact strategy and returns for the sector. Firms are responding by shifting their focus to client-driven trading revenue and fee income to reduce risk, preserve capital, and generate savings that can be invested in technology to support higher electronic trading. Competition is expected to remain intense for transactions with high-quality clients. Longer term, wholesale banks with a diversified client-focused business model, a full suite of products and services, and the ability to manage costs and capital effectively will be well-positioned to achieve attractive returns for shareholders.

16	Certain revenue streams are shared between Global Markets and Corporate and Investment Banking lines of business in accordance with an established agreement.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 23

STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2021

Continue to build an integrated North American dealer franchise with global reach
• Recognized as a leader in capital markets for expertise and execution capabilities:
–   Named Canada’s Best Investment Bank in the 2021 Euromoney Awards
–   Named “Most Impressive SSA Coverage Team”, and “Most Impressive SSA House for Post-Libor Solutions” in the GlobalCapital Bond Awards
–   Rated Global Outperformer in Cap Intro and Client Services in the 2020 Global Custodian Magazine Survey
–   Ranked #1 by EnergyRisk in Base Metals for the second year in a row
• Invested in the global expansion of our U.S. dollar strategy, including adding senior leaders in the Private Placement, Leveraged Finance, Communications, Media & Technology, and Sponsor sectors
• Continued to strengthen our position as ESG capital markets advisors:
–   Selected as one of two Structuring Advisors for the Government of Canada’s inaugural issuance of green bonds
–   Served as Joint Lead Manager on the International Finance Facility for Immunization Company (IFFIm) Vaccine Bonds, which provided Gavi, the Vaccine Alliance, with immediately available funding to support routine immunization in lower-income countries
–   Acted as one of 5 joint lead managers on the European Union’s EUR 12 billion inaugural green bond, the largest green bond ever issued
–   Became the first Canadian dealer to launch
ESG-linked
structured notes
–   Participated in 53 sustainability-linked loans with a total face value of US$116 billion, acting as a sustainability structuring agent on nine of these global transactions

In Canada, be the top-ranked investment dealer
• Maintained our leadership position in Canada:
–   #1 in Canadian M&A announced and completed
17
, including several marquee and strategic acquisitions:
o
   Exclusive financial advisor to Shaw Communications on its $26 billion acquisition by Rogers Communications
o
   Financial advisor to Cenovus Energy on its $23.6 billion merger with Husky Energy
o
   Financial advisor to Inter Pipeline on its $16 billion sale to Brookfield Infrastructure
o
   Financial advisor to Brookfield Infrastructure on its US$4.1 billion sale of EnWave
o
   Financial advisor to Agnico Eagle on its pending merger with Kirkland Lake Gold for a combined market capitalization of US$24 billion. This represents the 2 nd
largest gold M&A transaction ever and the largest gold merger of equals transaction
–   #2 in government debt underwriting
18
–   Only Canadian bookrunner on Air Canada’s cross-border high yield issue, acting as Lead Left Bookrunner with sole investor coverage on the $2 billion tranche, the largest Canadian high yield offering ever completed, and a bookrunner on the US$1.2 billion tranche
–   Lead Left Bookrunner on Softchoice’s $403 million IPO and joint bookrunner on its $150 million follow-on offering
–   Recognized as #1 Canadian Foreign Exchange Services Quality Leader in the Greenwich Associates’ 2021 Canadian Foreign Exchange Services Study for the second year in a row
–   Awarded top three ranking for equity research analysts in nine sectors by Brendan Wood International

In the U.S., deliver value and trusted advice in sectors where we have competitive expertise
• Continued to add to our U.S. advisory and execution capability:
–   Advised Nasdaq on its acquisition of Verafin for US$2.8 billion
–   Financial advisor to EQT Infrastructure on its US$5.3 billion acquisition of Covanta Holding Corporation, a global leader in sustainable disposal solutions that redirect waste from landfills
–   Delivered record U.S. notes issuance exceeding US$4 billion
–   Onboarded over 45 new clients in Corporate Cash Management and 27 new funds in TD Prime Services

In Europe and Asia-Pacific, leverage our global capabilities to build connected, sustainable franchises
• Launched our Dublin operations to support European clients
• Acted as joint lead manager on a EUR 9 billion
15-year
social bond for the European Union under its Support to mitigate Unemployment Risks in an Emergency (SURE) program

Continue to grow with and support our TD Retail and Wealth partners
• Launched sales of platinum and new precious metals gifts and collectibles including TD Silver Pride Round and Blue Jays Silver Rounds on the TD Precious Metals website
• Added to our distribution channel for precious metals through Verified.Me
• Launched trading in bitcoin ETFs for TD direct investing clients

Invest in an efficient and agile infrastructure, innovation and data capabilities, and adapt to industry and regulatory changes
• Accelerated TDS’ innovation and technology strategy and expanded the dealer’s fixed income
e-trading
capabilities through the acquisition of Headlands Tech Global Markets
• Invested in data services and analytics using Bloomberg Enterprise Data
• Launched an innovative tool that enables financial institution clients to manage intra-day
liquidity
• Launched TDS One Portal for research clients

Be an extraordinary and inclusive place to work by attracting, developing, and retaining the best talent
• Raised almost $2 million for children’s charities through the annual Underwriting Hope Campaign
• Awarded 14 scholarships to diverse candidates through the annual TDS Bridging the Gap Scholarship
• Received a score of 100% in the Human Rights Campaign Corporate Equality Index in the U.S. for the sixth year in a row

17	Source: Refinitiv:12 month trailing
18	Source: Bloomberg: calendar year-to-date, excludes self-led offerings, bonus credit to lead

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 24

KEY PRIORITIES FOR 2022
•	Work together with our corporate, government and institutional clients to deliver integrated advice and solutions with the goal of long-term shared success
•	Deepen our relationships with sponsor, institutional, prime services, and government clients globally
•	Continue to develop ESG expertise and build on our leadership in this space as we support clients with their transition to a low-carbon economy
•	Attain top market share in our Canadian franchise
•
Continue to grow our U.S. dollar business in sectors where we are competitively positioned, adding new clients, deepening relationships by maturing our product and advice offerings, and investing in talent

•	Leverage our North American franchise and global capabilities to grow our Europe and Asia-Pacific businesses
•	Continue to invest alongside our Retail and Wealth partners to add products for our clients
•	Drive innovation and build data and analytical capabilities to improve end-to-end process efficiency and enhance client value
•	Maintain our focus on managing risk, capital, balance sheet, and liquidity
•	Continue to be an extraordinary place to work with a focus on inclusion and diversity

TABLE 20:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	2021	2020	2019
Net interest income (TEB)	$2,630	$1,990	$911

Non-interest income	2,070	2,968	2,320
Total revenue	4,700	4,958	3,231
Provision for (recovery of) credit losses – impaired	8	279	20

Provision for (recovery of) credit losses – performing	(126)	229	24
Total provision for (recovery of) credit losses	(118)	508	44
Non-interest expenses	2,709	2,518	2,393

Provision for (recovery of) income taxes (TEB)	539	514	186
Net income	$1,570	$1,418	$608
Selected volumes and ratios
Trading-related revenue (TEB) 1	$2,279	$2,940	$1,573
Average gross lending portfolio (billions of Canadian dollars) 2	59.3	62.7	49.8
Return on common equity 3	18.9%	16.9%	8.3%

Efficiency ratio	57.6	50.8	74.1

Average number of full-time equivalent staff	4,796	4,589	4,536

1
Trading-related revenue (TEB) is part of the total Bank’s trading-related revenue (TEB) disclosed in Table 10, and is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section and the Glossary of this document for additional information about this metric.

2	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
3	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020 and 10% in 2019.
REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking net income for the year was a record $1,570 million, an increase of $152 million, or 11%, compared with the prior year, reflecting lower PCL, partially offset by lower revenue and higher non-interest
expenses.
Revenue for the year was $4,700 million, a decrease of $258 million, or 5%, compared with the prior year, reflecting lower trading-related revenue, partially offset by higher other and loan revenue and higher advisory and equity underwriting fees.
PCL for the year was a recovery of $118 million, lower by $626 million compared to the prior year. PCL – impaired was $8 million, a decrease of $271 million, primarily reflecting credit migration in the prior year. PCL – performing was a recovery of $126 million, lower by $355 million primarily reflecting a performing allowance increase in the prior year, and a release this year largely related to improved credit conditions, including a more favourable economic outlook.
Non-interest
expenses were $2,709 million, an increase of $191 million, or 8%, compared with the prior year, primarily reflecting higher employee-related costs from continued investment in Wholesale Banking’s U.S. dollar strategy and higher variable compensation.
OPERATING ENVIRONMENT AND OUTLOOK
Looking ahead, the operating environment remains complex, characterized by rising inflation and supply chain pressures, uncertainty over the pace and timing of future central bank rate hikes, geo-political
and ESG considerations, intensifying competition, and evolving capital and regulatory requirements. These factors may affect corporate and investor sentiment and market and business conditions in a positive or negative manner which makes capital markets results difficult to forecast. We will continue to invest in the U.S. dollar businesses, including adding senior leaders in markets where TD Securities has competitive expertise, and expect to achieve further market share gains. We believe TD Securities’ increasingly diversified and client-focused business model is well positioned to support future growth.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 25

BUSINESS SEGMENT ANALYSIS
Corporate
Corporate segment is comprised of a number of service and control groups. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.

TABLE 21:  CORPORATE

(millions of Canadian dollars)	2021	2020	2019

Net income (loss) – reported	$(738)	$1,425	$(766)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	285	262	307
Acquisition and integration charges related to the Schwab transaction	103	–	–
Net gain on sale of the investment in TD Ameritrade	–	(1,421)	–

Less: impact of income taxes	37	866	48
Net income (loss) – adjusted 1	$(387)	$(600)	$(507)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(739)	$(833)	$(715)
Other	352	233	190

Non-controlling interests	–	–	18
Net income (loss) – adjusted 1	$(387)	$(600)	$(507)
Selected volumes

Average number of full-time equivalent staff	17,721	17,757	16,884

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Corporate segment includes expenses related to a number of service and control functions, the impact of treasury and balance sheet management activities, certain tax items at an enterprise level, and intercompany adjustments such as elimination of TEB and the retailer program partners’ share relating to the U.S. strategic cards portfolio.
Corporate segment’s reported net loss for the year was $738 million, compared with reported net income of $1,425 million last year. The year-over-year decrease was primarily attributable to a net gain on sale of the Bank’s investment in TD Ameritrade of $1,421 million ($2,250 million after-tax)
in the prior year, as well as acquisition and integration charges related to the Schwab transaction in the current year, partially offset by lower net corporate expenses and a higher contribution from other items in the current year. Net corporate expenses decreased $94 million compared to the prior year, largely reflecting $163 million ($121 million after-tax)
in corporate real estate optimization costs in the prior year. Other items increased $119 million, largely reflecting higher revenue from treasury and balance sheet management activities. The adjusted net loss for the year was $387 million, compared with an adjusted net loss of $600 million last year.
FOCUS FOR 2022
In 2021, the Corporate segment continued to support the Bank’s business segments, execute enterprise and regulatory initiatives, and manage the Bank’s balance sheet and funding activities. In 2022, the Corporate segment’s service and control groups will continue to proactively address the complexities and challenges arising from the operating environment, including infrastructure to respond to changing demands and expectations of customers, communities, colleagues, governments and regulators. Corporate segment will also maintain its focus on the design, development, and implementation of processes, systems, technologies, enterprise and regulatory controls and initiatives to enable the Bank’s businesses to operate efficiently and effectively and in compliance with applicable regulatory requirements.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 26

2020 FINANCIAL RESULTS OVERVIEW
Summary of 2020 Performance

TABLE 22:  REVIEW OF 2020 FINANCIAL PERFORMANCE
1

(millions of Canadian dollars)	Canadian Retail	U.S. Retail	Wholesale Banking	Corporate	Total
Net interest income	$12,061	$8,834	$1,990	$1,612	$24,497

Non-interest income	12,272	2,438	2,968	1,471	19,149

Total revenue	24,333	11,272	4,958	3,083	43,646
Provision for (recovery of) credit losses – impaired	1,256	997	279	431	2,963

Provision for (recovery of) credit losses – performing	1,490	1,928	229	632	4,279
Total provision for (recovery of) credit losses	2,746	2,925	508	1,063	7,242
Insurance claims and related expenses	2,886	–	–	–	2,886

Non-interest expenses	10,441	6,579	2,518	2,066	21,604

Net income (loss) before provision for income taxes	8,260	1,768	1,932	(46)	11,914
Provision for (recovery of) income taxes	2,234	(167)	514	(1,429)	1,152

Share of net income from investment in Schwab and TD Ameritrade	–	1,091	–	42	1,133
Net income (loss) – reported	6,026	3,026	1,418	1,425	11,895

Adjustments for items of note, net of income taxes	98	–	–	(2,025)	(1,927)
Net income (loss) – adjusted 2	$6,124	$3,026	$1,418	$(600)	$9,968

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
NET INCOME
Reported income for the year was $11,895 million, an increase of $209 million, or 2%, compared with the prior year. The increase reflects a net gain on sale of the Bank’s investment in TD Ameritrade and charges in the prior year related to the agreement with Air Canada. On an adjusted basis, income for the year was $9,968 million, a decrease of $2,535 million, or 20%, compared with the prior year, reflecting higher PCL, lower revenue in the personal and commercial banking businesses, and higher non-interest
expenses, partially offset by higher revenue in Wholesale Banking and the wealth and insurance businesses. The reported ROE for the year was 13.6%, compared with 14.5% in the prior year. The adjusted ROE for the year was 11.4%, compared with 15.6% in the prior year.
By segment, the increase in reported net income reflects an increase in the Corporate segment of $2,191 million, and an increase in Wholesale Banking of $810 million, partially offset by a decrease in U.S. Retail of $1,955 million, and a decrease in Canadian Retail of $837 million.
Reported diluted EPS for the year was $6.43, an increase of 3%, compared with $6.25 in the prior year. Adjusted diluted EPS for the year was $5.36, a 20% decrease, compared with $6.69 in the prior year.
Reported revenue was $43,646 million, an increase of $2,581 million, or 6%, compared with the prior year. Adjusted revenue was $42,225 million, an increase of $1,160 million, or 3%, compared with the prior year.
NET INTEREST INCOME
Net interest income for the year was $24,497 million, an increase of $676 million, or 3%, compared with the prior year. The increase reflects higher trading-related net interest income, and volume growth in the personal and commercial banking businesses, partially offset by lower margins.
By segment, the increase in reported net interest income reflects an increase in Wholesale Banking of $1,079 million, and an increase in the Corporate segment of $2 million, partially offset by a decrease in Canadian Retail of $288 million, and a decrease in U.S. Retail of $117 million.
NON-INTEREST
INCOME
Reported
non-interest
income for the year was $19,149 million, an increase of $1,905 million, or 11%, compared with the prior year reflecting the net gain on sale of the Bank’s investment in TD Ameritrade, higher revenue in the wealth and insurance businesses, higher trading-related revenue and fee income in Wholesale Banking, partially offset by lower fee income in the personal and commercial banking businesses.
By segment, the increase in reported
non-interest
income reflects an increase in Corporate of $1,264 million, an increase in Wholesale Banking of $648 million, and an increase in Canadian Retail of $395 million, partially offset by a decrease in U.S. Retail of $402 million.
PROVISION FOR CREDIT LOSSES
PCL for the year was $7,242 million, an increase of $4,213 million, compared with the prior year. PCL – impaired was $2,963 million, an increase of $333 million, or 13%, reflecting credit migration in Wholesale Banking, and higher provisions in the Canadian Retail segment. PCL – performing was $4,279 million, an increase of $3,880 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration. Total PCL as a percentage of credit volume was 1%, or an increase of 55 bps.
By segment, the increase in PCL reflects an increase in U.S. Retail of $1,843 million, an increase in Canadian Retail of $1,440 million, an increase in the Corporate segment of $466 million, and an increase in Wholesale Banking of $464 million.
INSURANCE CLAIMS AND RELATED EXPENSES
Insurance claims and related expenses were $2,886 million, an increase of $99 million, or 4%, compared with the prior year. The increase reflects the impact of business growth, an increase in certain current year claims reserves, less favourable prior years’ claims development and more severe weather-related events, partially offset by lower current year claims.
NON-INTEREST
EXPENSES
Reported
non-interest
expenses for the year were $21,604 million, a decrease of $416 million, or 2%, compared with the prior year primarily reflecting charges related to the agreement with Air Canada recorded in the prior year. On an adjusted basis, non-interest
expenses were $21,338 million, an increase of $253 million, or 1%, reflecting higher spend supporting business initiatives, higher employee-related costs including colleague appreciation awards, corporate real estate optimization costs, and an increase in legal provisions, partially offset by a decline in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, a reduction in discretionary spend, and restructuring charges in the prior year.
By segment, the decrease in reported
non-interest
expenses reflects a decrease in the Corporate segment of $415 million, and a decrease in Canadian Retail of $294 million, partially offset by an increase in U.S. Retail of $168 million, and an increase in Wholesale Banking of $125 million.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 27

PROVISION FOR INCOME TAXES
Reported total income and other taxes decreased by $1,675 million, or 38.0%, compared with the prior year, reflecting a decrease in income tax expense of $1,583 million, or 57.9%, and a decrease in other taxes of $92 million, or 5.5%. Adjusted total income and other taxes decreased by $1,021 million from the prior year, or 22.1%, reflecting a decrease in income tax expense of $929 million, or 31.5%.
The Bank’s reported effective tax rate was 9.7% for 2020, compared with 20.7% in the prior year. The year-over-year decrease primarily reflects the impact of the sale of the Bank’s investment in TD Ameritrade, including the non-taxable
revaluation gain, the release of
non-taxable
cumulative currency translation gains from AOCI, a rate differential on the reclassification to earnings of taxes deferred in AOCI on the designated hedging items, and the release of a deferred tax liability. Other drivers of the lower effective tax rate are lower pre-tax
income and business mix, partially offset by higher provisions related to changes in tax law. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2020 Consolidated Financial Statements.
The Bank’s adjusted effective income tax rate for 2020 was 18.8%, compared with 20.8% in the prior year. The year-over-year decrease primarily reflects lower pre-tax
income and business mix, partially offset by higher provisions related to changes in tax law.
The Bank reported its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $378 million in 2020, compared with $389 million in the prior year, was not part of the Bank’s effective tax rate.
BALANCE SHEET
Total assets
were $1,716 billion as at October 31, 2020, an increase of $301 billion, or 21%, from October 31, 2019. The increase reflects cash and interest-bearing deposits with banks of $140 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses of $97 billion, loans net of allowances for loan losses of $33 billion, derivatives of $5 billion, securities purchased under reverse repurchase agreements of $3 billion, investment in Schwab and TD Ameritrade of $3 billion, non-trading
financial assets at FVTPL of $2 billion, trading loans, securities and other of $2 billion, financial assets designated at FVTPL of $1 billion, and other assets of $23 billion. The increase was partially offset by a decrease in financial assets at fair value through other comprehensive income (FVOCI) of $8 billion. The depreciation in the Canadian dollar from the prior fiscal year end increased assets by $7 billion, or approximately 1%.
Total liabilities
were $1,620 billion as at October 31, 2020, an increase of $293 billion, or 22%, from October 31, 2019. The increase reflects deposits of $248 billion, obligations related to securities sold under repurchase agreements of $63 billion, derivatives of $3 billion, subordinated notes and debentures of $1 billion, and other liabilities of $31 billion. The increase was partially offset by a decrease in financial liabilities designated at FVTPL of $45 billion and trading deposits of $8 billion. The depreciation in the Canadian dollar from the prior fiscal year end increased liabilities by $8 billion, or approximately 1%.
Equity
was $96 billion as at October 31, 2020, an increase of $8 billion, or 9%, from October 31, 2019. The increase reflects growth in retained earnings, higher AOCI reflecting gains on derivatives designated as cash flow hedges, and the issuance of common shares.

2020 FINANCIAL RESULTS OVERVIEW
2020 Financial Performance by Business Line
Canadian Retail
reported net income for the year was $6,026 million, a decrease of $837 million, or 12%, compared with the prior year. The decrease in earnings reflects higher PCL and higher insurance claims, partially offset by revenue growth and higher non-interest
expenses in the prior year related to the agreement with Air Canada and the acquisition of Greystone. On an adjusted basis, net income for the year was $6,124 million, a decrease of $1,297 million, or 17%. The reported and adjusted annualized ROE for the year was 33.4% and 33.9%, respectively, compared with 38.6% and 41.7%, respectively, in the prior year.
Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $24,333 million, an increase of $107 million, compared with the prior year reflecting strong growth in wealth and insurance revenue as well as volume driven growth in personal and commercial banking revenue, offset by margin compression from lower interest rates in the year.
Net interest income decreased $288 million, or 2%, reflecting lower margins, partially offset by volume growth. Average loan volumes increased $16 billion, or 4%, reflecting 3% growth in personal loans and 7% growth in business loans. Average deposit volumes increased $46 billion, or 14%, reflecting 11% growth in personal deposits, 15% growth in business deposits, and 28% growth in wealth deposits. Net interest margin was 2.79%, or a decrease of 17 bps, reflecting lower interest rates.
Non-interest
income increased $395 million, or 3%, reflecting higher transaction and fee-based
revenue in the wealth business, higher insurance revenue, partially offset by lower fee-based
revenue in the banking businesses reflecting lower customer activity.
AUA were $433 billion as at October 31, 2020, an increase of $11 billion, or 3%, compared with the prior year, reflecting new asset growth. AUM were $358 billion as at October 31, 2020, an increase of $5 billion, or 1%, compared with the prior year, reflecting market appreciation.
PCL for the year was $2,746 million, an increase of $1,440 million, compared with the prior year. PCL – impaired was $1,256 million, an increase of $130 million, or 12%, reflecting higher provisions in the commercial and consumer lending portfolios. PCL – performing was $1,490 million, compared with $180 million in the prior year, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase reflected in the consumer and commercial lending portfolios. Annualized PCL as a percentage of credit volume was 0.62%, an increase of 31 bps.
Insurance claims and related expenses were $2,886 million, an increase of $99 million, or 4%, compared with the prior year. The increase reflects the impact of business growth, an increase in certain current year claims reserves, less favourable prior years’ claims development and more severe weather-related events, partially offset by lower current year claims.
Reported
non-interest
expenses for the year were $10,441 million, a decrease of $294 million, or 3%, compared with the prior year. The decrease reflects charges related to the agreement with Air Canada and the acquisition of Greystone in the prior year. On an adjusted basis, non-interest
expenses were $10,341 million, an increase of $330 million, or 3%, reflecting higher people-related costs including variable compensation, volume-driven expenses and technology investments, partially offset by a reduction in other discretionary spend.
The reported and adjusted efficiency ratio for the year was 42.9% and 42.5%, respectively, compared with 44.3% and 41.3%, respectively, in the prior year.
U.S. Retail
reported net income for the year was $3,026 million (US$2,278 million), a decrease of $1,955 million (US$1,472 million), or 39% (39% in U.S. dollars), compared with the prior year. The ROE for the year was 7.7%, compared with 12.6%, in the prior year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the year from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade were $1,935 million (US$1,467 million) and $1,091 million (US$811 million), respectively.
The contribution from TD Ameritrade of US$811 million decreased US$58 million, or 7%, compared with the prior year, primarily reflecting reduced trading commissions, lower asset-based revenue, and higher operating expenses, partially offset by higher trading volumes.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 28

U.S. Retail Bank net income for the year was US$1,467 million, a decrease of US$1,414 million, or 49%, compared with the prior year, primarily reflecting higher PCL and lower revenue, partially offset by lower tax expense.
U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the year was US$8,380 million, a decrease of US$496 million, or 6%. Net interest income decreased US$176 million, or 3%, as growth in loan and deposit volumes was more than offset by deposit margin compression in the low interest rate environment. Net interest margin was 2.69%, a decrease of 62 bps primarily reflecting lower deposit margins and balance sheet mix.
Non-interest
income decreased US$320 million, or 15%, reflecting lower deposit and credit card activity as well as higher losses on low income housing tax credit investments.
Average loan volumes increased US$12 billion, or 7%, compared with the prior year, reflecting growth in personal and business loans of 6% and 8%, respectively, with significant increases in business loans reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$53 billion, or 20%, compared with the prior year, reflecting a 26% increase in business deposit volumes, a 25% increase in sweep deposit volumes, and a 10% increase in personal deposit volumes.
AUA were US$24 billion as at October 31, 2020, an increase of US$3 billion, or 16%, compared with the prior year, reflecting loan and deposit growth. AUM were US$39 billion as at October 31, 2020, a decrease of US$5 billion, or 11%, reflecting net fund outflows.
PCL for the year was US$2,145 million, an increase of US$1,331 million, compared with the prior year. PCL – impaired was US$738 million, an increase of US$33 million, or 5%. PCL – performing was US$1,407 million, an increase of US$1,298 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, and predominantly reflected in the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 1.30%, or an increase of 78 bps.
Non-interest
expenses for the year were US$4,887 million, an increase of US$61 million, or 1%, compared with the prior year, primarily reflecting increases in legal provisions, employee-related expenses, and costs to support customers and employees during the
COVID-19
pandemic, partially offset by productivity savings and restructuring charges incurred in the prior year.
Income taxes reflect a recovery of US$119 million, compared to a provision of US$355 million in the prior year, a decrease of US$474 million, primarily reflecting lower pre-tax
income and changes to the estimated liability for uncertain tax positions, partially offset by higher provisions related to changes in tax law.
The reported and adjusted efficiency ratios for the year were 58.3%, compared with 54.4%, in the prior year.
Wholesale Banking
net income for the year was a record $1,418 million, an increase of $810 million, compared with the prior year reflecting higher revenue, partially offset by higher PCL and higher non-interest
expenses.
Revenue for the year was $4,958 million, an increase of $1,727 million, or 53%, compared with the prior year reflecting higher trading-related revenue, higher underwriting fees, and higher loan fees.
PCL for the year was $508 million, an increase of $464 million compared to the prior year. PCL – impaired was $279 million reflecting credit migration largely in the oil and gas sector. PCL – performing was $229 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration.
Non-interest
expenses were $2,518 million, an increase of $125 million, or 5%, compared with the prior year. The increase reflects higher variable compensation, higher volume related expenses, and the impact of foreign exchange translation.
Corporate segment
reported net income for the year was $1,425 million, compared with a reported net loss of $766 million in the prior year. The year-over-year increase was primarily attributable to a net gain on sale of the Bank’s investment in TD Ameritrade of $1,421 million ($2,250 million after-tax),
as well as a higher contribution from other items, partially offset by higher net corporate expenses in the current year and a contribution from non-controlling
interests in the prior year. Other items increased reflecting the impact of legal provisions and the negative impact of tax items in the prior year, partially offset by lower contribution from treasury and balance sheet management activities. Net corporate expenses increased primarily reflecting the impact of corporate real estate optimization costs of $163 million in the current year, partially offset by restructuring charges of $51 million in the prior year. The adjusted net loss for the year was $600 million, compared with an adjusted net loss of $507 million in the prior year.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 29

GROUP FINANCIAL CONDITION
Balance Sheet Review

TABLE 23:  CONDENSED CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	October 31, 2021	October 31, 2020
Assets
Cash and Interest-bearing deposits with banks	$165,893	$170,594
Trading loans, securities, and other	147,590	148,318
Non-trading financial assets at fair value through profit or loss	9,390	8,548
Derivatives	54,427	54,242
Financial assets designated at fair value through profit or loss	4,564	4,739
Financial assets at fair value through other comprehensive income	79,066	103,285
Debt securities at amortized cost, net of allowance for credit losses	268,939	227,679
Securities purchased under reverse repurchase agreements	167,284	169,162
Loans, net of allowance for loan losses	722,622	717,523
Investment in Schwab	11,112	12,174

Other	97,785	99,601
Total assets	$1,728,672	$1,715,865
Liabilities
Trading deposits	$22,891	$19,177
Derivatives	57,122	53,203
Financial liabilities designated at fair value through profit or loss	113,988	59,665
Deposits	1,125,125	1,135,333
Obligations related to securities sold under repurchase agreements	144,097	188,876
Subordinated notes and debentures	11,230	11,477

Other	154,401	152,635

Total liabilities	1,628,854	1,620,366

Total equity	99,818	95,499
Total liabilities and equity	$1,728,672	$1,715,865
Total assets
were $1,729 billion as at October 31, 2021, an increase of $13 billion, or 1%, from October 31, 2020. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total assets by $56 billion, or approximately 3%.
The increase in total assets reflects DSAC, net of allowance for credit losses of $41 billion, loans, net of allowances for loan losses of $5 billion and non-trading
financial assets at FVTPL of $1 billion. The increase was partially offset by a decrease in financial assets at FVOCI of $24 billion, cash and interest-bearing deposits with banks of $5 billion, securities purchased under reverse repurchase agreements of $2 billion, trading loans, securities, and other of $1 billion, other assets of $1 billion and investment in Schwab of $1 billion.
Cash and interest-bearing deposits with banks
decreased $5 billion primarily reflecting the impact of foreign exchange translation and cash management activities.
Trading loans, securities, and other
decreased $1 billion primarily reflecting a decrease in government-related securities and the impact of foreign exchange translation, partially offset by an increase in equity securities.
Non-trading
financial assets at fair value through profit or loss
increased $1 billion reflecting new investments, partially offset by maturities.
Financial assets at fair value through other comprehensive income decreased $24 billion reflecting maturities and the impact of foreign exchange translation, partially offset by new investments.
Debt securities at amortized cost, net of allowance for credit losses increased $41 billion reflecting new investments, partially offset by maturities and the impact of foreign exchange translation.
Securities purchased under reverse repurchase agreements
decreased
$2 billion
reflecting the impact of foreign exchange translation, partially offset by an increase in volume.
Loans, net of allowance for loan losses
increased $5 billion primarily reflecting volume growth in real estate secured lending, partially offset by the impact of foreign exchange translation.
Investment in Schwab
decreased $1 billion primarily reflecting the impact of foreign exchange translation.
Other
assets decreased $1 billion primarily reflecting the impact of foreign exchange translation.
Total liabilities
were $1,629 billion as at October 31, 2021, an increase of $9 billion, or 1%, from October 31, 2020. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total liabilities by $59 billion, or approximately 4%.
The increase in total liabilities reflects financial liabilities designated at FVTPL of $54 billion, derivatives of $4 billion, trading deposits of $4 billion and other liabilities of $2 billion. The increase was partially offset by a decrease in obligations related to securities sold under repurchase agreements of $45 billion and deposits of $10 billion.
Trading deposits
increased $4 billion reflecting new issuances, partially offset by maturities.
Derivative
liabilities increased $4 billion primarily reflecting mark-to-market losses on foreign exchange contracts and equity contracts, partially offset by mark-to-market gains on interest rate contracts and the impact of foreign exchange translation.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 30

Financial liabilities designated at fair value through profit or loss increased $54 billion reflecting new issuances, partially offset by maturities.
Deposits
decreased $10 billion as the increase in total deposits was more than offset by the impact of foreign exchange translation.
Obligations related to securities sold under repurchase agreements decreased $45 billion primarily reflecting a decrease in volume.
Other
liabilities increased $2 billion primarily reflecting an increase in obligations related to securities sold short, partially offset by the impact of foreign exchange translation.
Equity
was $100 billion as at October 31, 2021, an increase of $4 billion, or 5%, from October 31, 2020. The increase primarily reflects an increase in retained earnings, partially offset by the impact of foreign exchange translation.

GROUP FINANCIAL CONDITION
Credit Portfolio Quality
AT A GLANCE OVERVIEW
•	Loans and acceptances, net of allowance for loan losses were $743 billion, an increase of $8 billion compared with last year.
•	Impaired loans net of Stage 3 allowances were $1,782 million, a decrease of $541 million compared with last year.
•	Provision for credit losses was a recovery of $224 million, compared with provisions of $7,242 million last year.
•	Total allowance for credit losses including off-balance sheet positions decreased by $2,129 million to $7,255 million.
LOAN PORTFOLIO
The Bank increased its credit portfolio net of allowance for loan losses by $8 billion, or 1%, from the prior year, primarily reflecting volume growth in the Canadian portfolios, partially offset by the impact of foreign exchange, and repayments in the U.S. business and government portfolio, largely attributable to the PPP.
While the majority of the Bank’s credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance
sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 31 of the 2021 Consolidated Financial Statements.
CONCENTRATION OF CREDIT RISK
The Bank’s loan portfolio continued to be concentrated in Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit card loans, representing 66% of total loans net of Stage 3 allowances, up 3% from 2020. During the year, these portfolios increased by $19 billion, or 4%, and totalled $488 billion at year end. Residential mortgages represented 36% of total loans net of Stage 3 allowances in 2021, up 2% from 2020. Consumer instalment and other personal loans, and credit card loans were 30% of total loans net of Stage 3 allowances in 2021, up 1% from 2020.
The Bank’s business and government credit exposure was 34% of total loans net of Stage 3 allowances, down 3% from 2020. The largest business and government sector concentrations in Canada were the Real estate and Financial sectors, which comprised 6% and 2% of net loans, respectively. Real estate and Financial sectors were the largest U.S. sector concentrations in 2021, representing 4% and 2% of net loans, respectively.
Geographically, the credit portfolio remained concentrated in Canada. In 2021, the percentage of loans net of Stage 3 allowances held in Canada was 69%, up 4% from 2020. The largest Canadian regional exposure was in Ontario, which represented 40% of total loans net of Stage 3 allowances for 2021, compared with 38% in the prior year.
The remaining credit portfolio was predominantly in the U.S., which represented 30% of loans net of Stage 3 allowances, down 4% from 2020. Exposures to ACI loans, and other geographic regions were relatively small. The largest U.S. regional exposures were in New York, New England, and New Jersey which represented 6%, 5%, and 4% of total loans net of Stage 3 allowances, respectively, compared with 6%, 6%, and 5% in the prior year.
Under IFRS 9,
Financial Instruments
(IFRS 9), the Bank calculates allowances for expected credit losses (ECLs) on DSAC and debt securities at FVOCI. The Bank has $341,806 million in such debt securities of which $341,806 million are performing securities (Stage 1 and 2) and none are impaired. The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $7 million, respectively.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 31

TABLE 24:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR
1,2

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2021	October 31 2020	October 31 2019	October 31 2021	October 31 2020	October 31 2019
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans	Net loans
Canada
Residential mortgages	$231,675	$33	$231,642	$213,196	$200,925	31.0%	28.7%	28.5%
Consumer instalment and other personal
HELOC 3	101,933	20	101,913	94,814	91,040	13.6	12.8	12.9
Indirect Auto	27,580	39	27,541	27,311	25,644	3.7	3.7	3.6
Other	19,257	28	19,229	18,239	18,410	2.6	2.4	2.6

Credit card	15,149	49	15,100	15,479	18,358	2.0	2.1	2.6

Total personal	395,594	169	395,425	369,039	354,377	52.9	49.7	50.2
Real estate
Residential	24,716	1	24,715	22,697	19,795	3.3	3.1	2.8

Non-residential	18,841	1	18,840	17,513	15,827	2.5	2.4	2.2

Total real estate	43,557	2	43,555	40,210	35,622	5.8	5.5	5.0
Agriculture	9,060	2	9,058	8,652	8,126	1.2	1.2	1.2
Automotive	4,997	12	4,985	5,166	6,590	0.7	0.7	0.9
Financial	15,134	–	15,134	14,012	16,633	2.0	1.8	2.5
Food, beverage, and tobacco	2,583	1	2,582	2,282	2,424	0.3	0.3	0.3
Forestry	577	–	577	529	657	0.1	0.1	0.1
Government, public sector entities, and education	2,892	19	2,873	3,564	3,358	0.4	0.5	0.5
Health and social services	8,442	11	8,431	7,745	7,134	1.1	1.0	1.0
Industrial construction and trade contractors	4,615	74	4,541	3,488	3,478	0.6	0.5	0.5
Metals and mining	1,661	3	1,658	1,514	1,668	0.2	0.2	0.2
Pipelines, oil, and gas	3,882	22	3,860	4,933	4,641	0.5	0.7	0.7
Power and utilities	2,542	–	2,542	1,856	1,961	0.3	0.2	0.3
Professional and other services	4,375	15	4,360	5,299	4,674	0.6	0.7	0.7
Retail sector	3,705	66	3,639	3,452	3,592	0.5	0.5	0.5
Sundry manufacturing and wholesale	2,759	5	2,754	2,296	2,685	0.4	0.3	0.4
Telecommunications, cable, and media	2,694	2	2,692	2,996	2,852	0.4	0.4	0.4
Transportation	3,306	11	3,295	2,605	2,209	0.4	0.4	0.3

Other	5,321	7	5,314	4,606	4,156	0.7	0.6	0.6

Total business and government	122,102	252	121,850	115,205	112,460	16.2	15.6	16.1

Total Canada	517,696	421	517,275	484,244	466,837	69.1	65.3	66.3
United States
Residential mortgages	36,573	18	36,555	38,808	34,475	4.9	5.2	4.9
Consumer instalment and other personal
HELOC	8,726	26	8,700	10,893	11,489	1.2	1.5	1.6
Indirect Auto	31,550	23	31,527	33,048	32,428	4.3	4.4	4.6
Other	769	3	766	941	1,113	0.1	0.1	0.2

Credit card	15,584	89	15,495	16,646	17,877	2.1	2.3	2.6

Total personal	93,202	159	93,043	100,336	97,382	12.6	13.5	13.9
Real estate
Residential	9,242	4	9,238	10,195	8,875	1.2	1.3	1.3

Non-residential	21,522	9	21,513	25,217	24,249	2.8	3.3	3.4

Total real estate	30,764	13	30,751	35,412	33,124	4.0	4.6	4.7
Agriculture	737	–	737	899	736	0.1	0.1	0.1
Automotive	4,210	–	4,210	6,580	6,809	0.6	0.9	1.0
Financial	16,337	–	16,337	13,062	7,215	2.2	1.8	1.0
Food, beverage, and tobacco	3,017	3	3,014	3,461	3,705	0.4	0.5	0.5
Forestry	467	–	467	517	699	0.1	0.1	0.1
Government, public sector entities, and education	14,034	1	14,033	14,725	12,597	1.8	2.0	1.8
Health and social services	13,736	1	13,735	16,039	13,175	1.8	2.2	2.0
Industrial construction and trade contractors	2,366	4	2,362	3,611	2,234	0.3	0.5	0.3
Metals and mining	1,454	1	1,453	1,891	1,887	0.2	0.3	0.3
Pipelines, oil, and gas	1,893	7	1,886	4,502	4,554	0.3	0.6	0.6
Power and utilities	2,976	–	2,976	2,995	3,052	0.4	0.4	0.4
Professional and other services	11,671	6	11,665	14,308	11,723	1.6	1.9	1.7
Retail sector	5,367	8	5,359	7,616	5,866	0.7	1.0	0.8
Sundry manufacturing and wholesale	6,223	2	6,221	7,926	8,887	0.8	1.1	1.3
Telecommunications, cable, and media	3,212	–	3,212	3,707	4,755	0.4	0.5	0.7
Transportation	6,997	2	6,995	8,956	10,164	0.9	1.2	1.4

Other	2,290	1	2,289	2,184	2,432	0.3	0.3	0.3

Total business and government	127,751	49	127,702	148,391	133,614	16.9	20.0	19.0

Total United States	220,953	208	220,745	248,727	230,996	29.5	33.5	32.9
International
Personal	34	–	34	12	12	–	–	–

Business and government	10,227	–	10,227	9,206	5,781	1.4	1.2	0.8

Total international	10,261	–	10,261	9,218	5,793	1.4	1.2	0.8

Total excluding other loans	748,910	629	748,281	742,189	703,626	100.0	100.0	100.0
Other loans

Acquired credit-impaired loans 4	152	6	146	222	301	–	–	–

Total other loans	152	6	146	222	301	–	–	–
Total	$749,062	$635	$748,427	$742,411	$703,927	100.0%	100.0%	100.0%
Stage 1 and Stage 2 allowance for loan losses – performing

Personal, business and government			5,755	7,446	3,701
Total, net of allowance			$742,672	$734,965	$700,226
Percentage change over previous year – loans and acceptances, net of Stage 3 allowance for loan losses (impaired)			0.8%	5.5%	5.2%

Percentage change over previous year – loans and acceptances, net of allowance			1.0	5.0	5.1

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Home equity line of credit.
4	Includes Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 32

TABLE 25:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
1,2

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2021	October 31 2020	October 31 2019	October 31 2021	October 31 2020	October 31 2019
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$12,875	$7	$12,868	$12,767	$12,722	1.7%	1.7%	1.8%
British Columbia 3	78,461	26	78,435	70,245	67,415	10.5	9.5	9.6
Ontario 3	301,048	312	300,736	279,355	271,220	40.2	37.6	38.5
Prairies 3	83,009	58	82,951	81,203	75,932	11.1	10.9	10.8

Québec	42,303	18	42,285	40,674	39,548	5.6	5.6	5.6
Total Canada	517,696	421	517,275	484,244	466,837	69.1	65.3	66.3
United States
Carolinas (North and South)	12,600	13	12,587	13,483	12,711	1.7	1.8	1.8
Florida	18,672	19	18,653	20,314	18,181	2.5	2.7	2.6
New England 4	35,446	24	35,422	42,465	42,508	4.7	5.7	6.0
New Jersey	27,854	20	27,834	35,425	31,504	3.7	4.8	4.5
New York	43,330	33	43,297	46,154	40,382	5.8	6.2	5.7
Pennsylvania	12,973	11	12,962	15,267	12,999	1.7	2.1	1.9

Other	70,078	88	69,990	75,619	72,711	9.4	10.2	10.4

Total United States	220,953	208	220,745	248,727	230,996	29.5	33.5	32.9
International
Europe	4,212	–	4,212	3,229	2,634	0.6	0.4	0.4

Other	6,049	–	6,049	5,989	3,159	0.8	0.8	0.4

Total international	10,261	–	10,261	9,218	5,793	1.4	1.2	0.8
Total excluding other loans	748,910	629	748,281	742,189	703,626	100.0	100.0	100.0
Other loans	152	6	146	222	301	–	–	–
Total	$749,062	$635	$748,427	$742,411	$703,927	100.0%	100.0%	100.0%
Stage 1 and Stage 2 allowances			5,755	7,446	3,701
Total, net of allowance			$742,672	$734,965	$700,226

Percentage change over previous year – loans and acceptances, net of Stage 3 allowances for loan losses (impaired)			2021	2020	2019
Canada			6.8%	3.7%	4.9%
United States			(11.3)	7.7	5.8
International			11.3	59.1	5.7
Other loans			(34.2)	(26.3)	(30.8)
Total			1.0%	5.0%	5.1%

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
REAL ESTATE SECURED LENDING
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.
Canadian minimum qualifying rate for uninsured and insured mortgages
On May 20, 2021, OSFI announced changes to the minimum qualifying rate for uninsured mortgages. In addition, the Department of Finance announced changes to the qualifying rate for insured mortgages. Effective June 1, 2021, the new benchmark rate is the greater of the mortgage contractual rate plus 2% or 5.25% for both uninsured and insured mortgages. The previous uninsured benchmark rate was the greater of the mortgage contractual rate plus 2% or the Bank of Canada five-year benchmark rate. The previous insured benchmark rate was the greater of the mortgage contractual rate or the Bank of Canada five-year benchmark rate.

TABLE 26:  CANADIAN REAL ESTATE SECURED LENDING
1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total real estate secured lending
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					October 31, 2021
Total	$231,675	$71,016	$302,691	$30,917	$333,608
					October 31, 2020
Total	$213,239	$61,790	$275,029	$33,048	$308,077

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 33

TABLE 27: REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
									October 31, 2021
Canada
Atlantic provinces	$3,007	1.3%	$3,575	1.5%	$265	0.3%	$1,451	1.4%	$3,272	1.0%	$5,026	1.5%
British Columbia 4	9,522	4.1	37,169	16.0	1,446	1.4	17,738	17.4	10,968	3.3	54,907	16.5
Ontario 4	25,603	11.1	94,913	41.1	5,173	5.1	52,977	52.0	30,776	9.1	147,890	44.3
Prairies 4	20,590	8.9	17,244	7.4	2,425	2.4	11,314	11.1	23,015	6.9	28,558	8.6

Québec	8,138	3.5	11,914	5.1	841	0.8	8,303	8.1	8,979	2.7	20,217	6.1

Total Canada	66,860	28.9%	164,815	71.1%	10,150	10.0%	91,783	90.0%	77,010	23.0%	256,598	77.0%

United States	868		35,797		–		8,736		868		44,533
Total	$67,728		$200,612		$10,150		$100,519		$77,878		$301,131
												October 31, 2020
Canada
Atlantic provinces	$3,218	1.5%	$3,108	1.5%	$316	0.3%	$1,337	1.4%	$3,534	1.1%	$4,445	1.4%
British Columbia 4	10,142	4.8	30,416	14.3	1,670	1.8	16,192	17.1	11,812	3.8	46,608	15.1
Ontario 4	28,818	13.5	80,096	37.4	5,925	6.2	47,361	50.0	34,743	11.3	127,457	41.5
Prairies 4	21,741	10.2	16,750	7.9	2,726	2.9	11,260	11.9	24,467	7.9	28,010	9.1

Québec	8,520	4.0	10,430	4.9	993	1.0	7,058	7.4	9,513	3.1	17,488	5.7

Total Canada	72,439	34.0%	140,800	66.0%	11,630	12.2%	83,208	87.8%	84,069	27.2%	224,008	72.8%

United States	1,008		37,972		–		10,953		1,008		48,925
Total	$73,447		$178,772		$11,630		$94,161		$85,077		$272,933

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date
and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 28:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							October 31, 2021
Canada	0.9%	3.1%	6.6%	19.0%	41.9%	28.2%	0.3%	–%	100.0%

United States	8.4	3.2	4.6	5.6	17.7	58.3	2.0	0.2	100.0
Total	1.9%	3.2%	6.3%	17.2%	38.4%	32.4%	0.6%	–%	100.0%
							October 31, 2020
Canada	0.9%	3.4%	6.9%	20.0%	44.7%	23.3%	0.8%	–%	100.0%

United States	5.3	4.5	4.6	6.0	20.8	56.3	2.3	0.2	100.0
Total	1.6%	3.5%	6.5%	17.8%	41.2%	28.4%	1.0%	–%	100.0%

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 29:  UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

				For the 12 months ended
	October 31, 2021			October 31, 2020
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
Canada
Atlantic provinces	73%	71%	72%	74%	71%	73%
British Columbia 6	68	65	67	68	63	66
Ontario 6	68	66	67	68	66	67
Prairies 6	74	71	73	74	71	72

Québec	73	72	72	73	72	73
Total Canada	69	67	68	69	66	68

United States	72	63	70	71	62	69
Total	69%	66%	68%	69%	66%	68%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	HELOC loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
IMPAIRED LOANS
A loan is considered impaired and migrates to Stage 3 when it is 90 days or more past due for retail exposures, rated BRR 9 for non-retail
exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Gross impaired loans excluding ACI loans decreased $746 million, or 24%, compared with the prior year.
In Canada, impaired loans net of Stage 3 allowances decreased by $318 million, or 38% in 2021. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $352 million, a decrease of $209 million, or 37%, impacted by improved credit conditions, and largely reflected in the residential mortgage and home equity line of credit portfolios. Business and government impaired loans net of Stage 3 allowances were $161 million, a decrease of $109 million, or 40%, compared with the prior year, largely reflecting resolutions outpacing new formations.
In the U.S., net impaired loans decreased by $223 million, or 15% in 2021. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $921 million, a decrease of $179 million, or 16%, compared with the prior year largely reflecting improvement in credit conditions

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 34

and the impact of foreign exchange. Business and government net impaired loans were $348 million, a decrease of $44 million, or 11%, compared with the prior year reflecting resolutions outpacing new formations, and the impact of foreign exchange.
Geographically, 29% of total net impaired loans were located in Canada and 71% in the U.S. The largest regional concentration of net impaired loans in Canada was in Ontario, representing 14% of total net impaired loans, compared with 18% in the prior year. The largest regional concentration of net impaired loans in the U.S. was in New York, representing 18% of total net impaired loans, compared with 14% in the prior year.

TABLE 30:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2,3

(millions of Canadian dollars)	2021	2020	2019
Personal, Business and Government Loans
Impaired loans as at beginning of period	$3,157	$3,032	$3,154
Classified as impaired during the period	3,839	6,305	6,037
Transferred to performing during the period	(938)	(1,138)	(1,272)
Net repayments	(1,322)	(1,553)	(1,492)
Disposals of loans	(18)	(67)	(292)
Amounts written off	(2,173)	(3,436)	(3,175)

Exchange and other movements	(134)	14	72
Impaired loans as at end of year	$2,411	$3,157	$3,032

1	Includes customers’ liability under acceptances.
2	Excludes ACI loans.
3	Includes loans that are measured at FVOCI.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 35

TABLE 31:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR
1,2,3,4

(millions of Canadian dollars, except as noted)							As at	Percentage of total
	Oct. 31 2021			Oct. 31 2020	Oct. 31 2019	Oct. 31 2018	Oct. 31 2017	Oct. 31 2021	Oct. 31 2020	Oct. 31 2019	Oct. 31 2018	Oct. 31 2017
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Residential mortgages	$233	$33	$200	$333	$253	$246	$279	11.2%	14.3%	11.0%	10.0%	11.6%
Consumer instalment and other personal
HELOC	121	20	101	177	134	118	102	5.7	7.6	5.8	4.8	4.3
Indirect Auto	51	39	12	21	29	23	11	0.7	0.9	1.3	0.9	0.5
Other	39	28	11	–	9	12	19	0.6	–	0.4	0.5	0.8

Credit card 5	77	49	28	30	66	55	51	1.6	1.3	2.9	2.2	2.1

Total personal	521	169	352	561	491	454	462	19.8	24.1	21.4	18.4	19.3
Real estate
Residential	2	1	1	7	2	3	3	0.1	0.3	0.1	0.1	0.1
Non-residential	3	1	2	6	2	2	3	0.1	0.3	0.1	0.1	0.1

Total real estate	5	2	3	13	4	5	6	0.2	0.6	0.2	0.2	0.2
Agriculture	10	2	8	16	13	4	5	0.4	0.7	0.6	0.2	0.2
Automotive	18	12	6	16	25	9	2	0.3	0.7	1.1	0.4	0.1
Financial	–	–	–	–	1	2	–	–	–	–	0.1	–
Food, beverage, and tobacco	5	1	4	5	2	1	1	0.2	0.2	0.1	–	–
Forestry	1	–	1	–	–	1	–	0.1	–	–	–	–
Government, public sector entities, and education	19	19	–	–	–	–	–	–	–	–	–	–
Health and social services	33	11	22	21	4	4	11	1.2	0.9	0.2	0.2	0.5
Industrial construction and trade contractors	101	74	27	71	142	136	2	1.5	3.0	6.2	5.5	0.1
Metals and mining	6	3	3	4	6	7	15	0.2	0.2	0.2	0.3	0.7
Pipelines, oil, and gas	39	22	17	25	19	9	22	1.0	1.1	0.8	0.4	0.9
Power and utilities	–	–	–	–	–	–	–	–	–	–	–	–
Professional and other services	25	15	10	7	13	5	6	0.5	0.3	0.6	0.2	0.2
Retail sector	118	66	52	54	11	5	8	2.9	2.3	0.5	0.2	0.3
Sundry manufacturing and wholesale	8	5	3	10	–	6	7	0.2	0.4	–	0.2	0.3
Telecommunications, cable, and media	5	2	3	19	6	1	–	0.2	0.8	0.2	–	–
Transportation	13	11	2	4	4	2	5	0.1	0.2	0.2	0.1	0.2

Other	7	7	–	5	3	1	2	–	0.2	0.1	–	0.1

Total business and government	413	252	161	270	253	198	92	9.0	11.6	11.0	8.0	3.8
Total Canada	934	421	513	831	744	652	554	28.8	35.7	32.4	26.4	23.1
United States
Residential mortgages	397	18	379	425	418	416	429	21.3	18.3	18.2	16.9	17.9
Consumer instalment and other personal
HELOC	336	26	310	386	455	796	795	17.4	16.6	19.8	32.3	33.1
Indirect Auto	194	23	171	210	232	198	234	9.6	9.0	10.1	8.0	9.8
Other	5	3	2	8	5	6	4	0.1	0.3	0.2	0.2	0.2

Credit card 5	148	89	59	71	90	58	38	3.3	3.1	3.9	2.4	1.6
Total personal	1,080	159	921	1,100	1,200	1,474	1,500	51.7	47.3	52.2	59.8	62.6
Real estate
Residential	50	4	46	45	20	24	27	2.5	1.9	0.9	1.0	1.1

Non-residential	100	9	91	87	66	97	73	5.1	3.8	2.9	3.9	3.1
Total real estate	150	13	137	132	86	121	100	7.6	5.7	3.8	4.9	4.2
Agriculture	1	–	1	1	1	2	2	0.1	–	–	0.1	0.1
Automotive	4	–	4	4	5	8	12	0.2	0.2	0.2	0.3	0.5
Financial	7	–	7	14	15	28	39	0.4	0.6	0.7	1.1	1.6
Food, beverage, and tobacco	11	3	8	8	8	10	9	0.4	0.4	0.3	0.4	0.4
Forestry	–	–	–	–	–	1	1	–	–	–	–	–
Government, public sector entities, and education	6	1	5	7	9	7	9	0.3	0.3	0.4	0.3	0.4
Health and social services	21	1	20	20	32	11	11	1.1	0.9	1.4	0.5	0.5
Industrial construction and trade contractors	18	4	14	13	24	19	20	0.8	0.6	1.0	0.8	0.8
Metals and mining	15	1	14	19	4	3	4	0.8	0.8	0.2	0.1	0.2
Pipelines, oil, and gas	8	7	1	1	–	11	17	0.1	–	–	0.5	0.7
Power and utilities	7	–	7	13	1	1	1	0.4	0.6	–	–	–
Professional and other services	59	6	53	52	68	44	46	3.0	2.2	2.9	1.8	1.9
Retail sector	37	8	29	38	38	37	37	1.6	1.6	1.7	1.5	1.6
Sundry manufacturing and wholesale	14	2	12	13	13	15	26	0.7	0.6	0.6	0.6	1.1
Telecommunications, cable, and media	6	–	6	6	4	3	1	0.3	0.3	0.2	0.1	–
Transportation	27	2	25	30	26	15	6	1.4	1.3	1.1	0.6	0.2

Other	6	1	5	21	20	6	3	0.3	0.9	0.9	0.2	0.1
Total business and government	397	49	348	392	354	342	344	19.5	17.0	15.4	13.8	14.3

Total United States	1,477	208	1,269	1,492	1,554	1,816	1,844	71.2	64.3	67.6	73.6	76.9
International	–	–	–	–	–	–	–	–	–	–	–	–
Total	$2,411	$629	$1,782	$2,323	$2,298	$2,468	$2,398	100.0%	100.0%	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			1.89%	2.59%	2.81%	3.33%	3.45%

1	Includes customers’ liability under acceptances.
2	Primarily based on the geographic location of the customer’s address.
3	Includes loans that are measured at FVOCI.
4	Excludes ACI loans, debt securities classified as loans under IAS 39 , Financial Instruments: Recognition and Measurement (IAS 39) and DSAC and debt securities at FVOCI under IFRS 9.
5	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 36

TABLE 32:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
1,2,3,4,5

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2021	October 31 2020	October 31 2019	October 31 2021	October 31 2020	October 31 2019
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Atlantic provinces	$25	$7	$18	$23	$24	1.0%	1.0%	1.1%
British Columbia 6	87	26	61	95	71	3.4	4.0	3.1
Ontario 6	556	312	244	415	382	13.7	17.9	16.6
Prairies 6	223	58	165	238	211	9.3	10.2	9.2

Québec	43	18	25	60	56	1.4	2.6	2.4
Total Canada	934	421	513	831	744	28.8	35.7	32.4
United States
Carolinas (North and South)	77	13	64	99	104	3.6	4.3	4.5
Florida	155	19	136	154	141	7.6	6.6	6.1
New England 7	259	24	235	299	367	13.2	12.9	16.0
New Jersey	177	20	157	192	219	8.8	8.3	9.5
New York	352	33	319	324	324	17.9	13.9	14.1
Pennsylvania	93	11	82	99	84	4.6	4.3	3.7

Other	364	88	276	325	315	15.5	14.0	13.7

Total United States	1,477	208	1,269	1,492	1,554	71.2	64.3	67.6
Total	$2,411	$629	$1,782	$2,323	$2,298	100.0%	100.0%	100.0%
Net impaired loans as a % of net loans			0.24%	0.32%	0.33%

1	Includes customers’ liability under acceptances.
2	Primarily based on the geographic location of the customer’s address.
3	Includes loans that are measured at FVOCI.
4	Excludes ACI loans.
5	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
7	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
ALLOWANCE FOR CREDIT LOSSES
The allowance for credit losses including
off-balance
sheet positions of $7,255 million as at October 31, 2021, was comprised of Stage 3 allowance for impaired loans of $638 million, Stage 2 allowance of $3,959 million, and Stage 1 allowance of $2,649 million, and allowance for debt securities of $9 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
Stage 3 allowances (impaired)
The Stage 3 allowance for loan losses decreased $240 million, or 27%, compared with last year, reflecting resolutions of impaired loans in the Wholesale Banking portfolio, improved credit conditions, and the impact of foreign exchange.
Stage 1 and Stage 2 allowances (performing)
As at October 31, 2021, the performing allowance was $6,608 million, down from $8,499 million as at October 31, 2020. The decrease was largely related to releases this year reflecting improvement in credit conditions, including a more favourable economic outlook, and the impact of foreign exchange. The allowance decrease for consumer lending was reflected across all products and included $437 million attributable to the partners’ share of the U.S. strategic cards portfolios. The Business and Government allowance decrease was broadly reflected across various industries. The allowance for debt securities increased by $2 million compared with last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of ECLs based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views, including the impact of
COVID-19.
The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s 2021 Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views, including its estimate of the potential impact of
COVID-19.
The Bank continues to monitor the effects of
COVID-19.
To the extent that certain anticipated effects of
COVID-19
cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information. There remains considerable uncertainty regarding the impact of the
COVID-19
pandemic, and as the situation unfolds, the allowance for credit losses will be refined in future quarters. Refer to Note 3 of the Bank’s 2021 Consolidated Financial Statements for additional detail.
PROVISION FOR CREDIT LOSSES
The PCL is the amount charged to income to bring the total allowance for credit losses, including both Stage 1 and 2 allowances (performing) and Stage 3 allowance (impaired), to a level that management considers adequate to absorb expected and incurred credit-related losses in the Bank’s loan portfolio. Provisions are reduced by any recoveries in the year.
In Canada, PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $553 million, a decrease of $468 million, or 46%, compared to 2020 largely related to improved credit conditions. PCL – impaired related to business and government loans was $102 million, a decrease of $178 million or 64%, compared with last year, largely related to improved credit conditions.
In the U.S., PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $589 million, a decrease of $712 million, or 55%, compared to 2020, largely related to improved credit conditions. PCL – impaired related to business and government loans was $73 million, a decrease of $298 million or 80%, compared with last year, largely related to improved credit conditions.
Geographically, the largest regional concentration of PCL – impaired in Canada was in Ontario. The largest regional concentration of PCL – impaired in the U.S. was in New York and New England.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 37

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 33:  PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	2021	2020	2019
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$652	$1,256	$1,126
U.S. Retail	438	997	936
Wholesale Banking	8	279	20

Corporate 1	211	431	548

Total provision for credit losses – Stage 3	1,309	2,963	2,630
Provision for credit losses – Stage 1 and Stage 2 (performing) 2
Canadian Retail	(394)	1,490	180
U.S. Retail	(688)	1,928	146
Wholesale Banking	(126)	229	24

Corporate 1	(325)	632	49

Total provision for credit losses – Stage 1 and 2	(1,533)	4,279	399
Provision for credit losses	$(224)	$7,242	$3,029

1	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
2	Includes PCL on financial assets, loan commitments, and financial guarantees.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 38

TABLE 34:  PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR
1,2

(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31 2021	October 31 2020	October 31 2019	October 31 2021	October 31 2020	October 31 2019
Stage 3 provision for credit losses (impaired)
Canada
Residential mortgages	$–	$27	$26	–%	0.9%	1.0%
Consumer instalment and other personal
HELOC	3	17	11	0.2	0.6	0.4
Indirect auto	151	221	238	11.5	7.5	9.1
Other	126	226	227	9.6	7.6	8.6

Credit card	273	530	489	20.9	17.9	18.6

Total personal	553	1,021	991	42.2	34.5	37.7
Real estate
Residential	1	(4)	1	0.1	(0.1)	–

Non-residential	–	1	1	–	–	–

Total real estate	1	(3)	2	0.1	(0.1)	–
Agriculture	(1)	5	2	(0.1)	0.2	–
Automotive	4	5	8	0.3	0.2	0.3
Financial	–	–	–	–	–	–
Food, beverage, and tobacco	2	–	3	0.2	–	0.1
Forestry	–	–	–	–	–	–
Government, public sector entities, and education	24	–	–	1.8	–	–
Health and social services	7	4	7	0.5	0.1	0.3
Industrial construction and trade contractors	24	52	48	1.8	1.7	1.9
Metals and mining	1	4	9	0.1	0.1	0.3
Pipelines, oil, and gas	8	17	8	0.6	0.6	0.3
Power and utilities	–	–	–	–	–	–
Professional and other services	13	20	15	1.0	0.7	0.6
Retail sector	9	99	15	0.7	3.3	0.6
Sundry manufacturing and wholesale	–	7	5	–	0.2	0.2
Telecommunications, cable, and media	–	42	7	–	1.4	0.3
Transportation	7	15	8	0.5	0.6	0.3

Other	3	13	11	0.3	0.4	0.4

Total business and government	102	280	148	7.8	9.4	5.6

Total Canada	655	1,301	1,139	50.0	43.9	43.3
United States
Residential mortgages	(4)	9	10	(0.3)	0.3	0.4
Consumer instalment and other personal
HELOC	(19)	11	(12)	(1.5)	0.4	(0.4)
Indirect auto	92	349	318	7.0	11.7	12.1
Other	140	171	180	10.7	5.8	6.8

Credit card	380	761	894	29.1	25.7	34.0

Total personal	589	1,301	1,390	45.0	43.9	52.9
Real estate
Residential	3	3	3	0.2	0.1	0.1

Non-residential	(4)	16	4	(0.3)	0.5	0.2

Total real estate	(1)	19	7	(0.1)	0.6	0.3
Agriculture	–	–	–	–	–	–
Automotive	–	–	1	–	–	–
Financial	5	1	2	0.4	–	–
Food, beverage, and tobacco	3	2	–	0.2	0.2	–
Government, public sector entities, and education	(1)	–	1	(0.1)	–	–
Health and social services	3	24	7	0.2	0.8	0.3
Industrial construction and trade contractors	4	(4)	15	0.3	(0.1)	0.6
Metals and mining	(1)	5	(1)	(0.1)	0.3	–
Pipelines, oil, and gas	8	231	–	0.6	7.8	–
Power and utilities	3	7	18	0.2	0.2	0.7
Professional and other services	2	25	27	0.2	0.8	1.1
Retail sector	8	10	8	0.6	0.3	0.3
Sundry manufacturing and wholesale	2	6	2	0.2	0.2	–
Telecommunications, cable, and media	1	7	2	0.1	0.2	–
Transportation	10	7	16	0.8	0.2	0.6

Other	27	31	15	2.1	1.0	0.6

Total business and government	73	371	120	5.6	12.5	4.5

Total United States	662	1,672	1,510	50.6	56.4	57.4

International	–	2	–	–	0.1	–

Total excluding other loans	1,317	2,975	2,649	100.6	100.4	100.7
Other loans
Debt securities at amortized cost and FVOCI	–	–	–	–	–	–

Acquired credit-impaired loans 3	(8)	(12)	(19)	(0.6)	(0.4)	(0.7)

Total other loans	(8)	(12)	(19)	(0.6)	(0.4)	(0.7)
Total Stage 3 provision for credit losses (impaired)	$1,309	$2,963	$2,630	100.0%	100.0%	100.0%
Stage 1 and 2 provision for credit losses
Personal, business, and government	$(1,534)	$4,276	$400
Debt securities at amortized cost and FVOCI	1	3	(1)

Total Stage 1 and 2 provision for credit losses	(1,533)	4,279	399
Total provision for credit losses	$(224)	$7,242	$3,029

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 39

TABLE 35:  PROVISION FOR CREDIT LOSSES BY GEOGRAPHY
1,2,3

(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31 2021	October 31 2020	October 31 2019	October 31 2021	October 31 2020	October 31 2019
Canada
Atlantic provinces	$40	$67	$80	(17.9)%	0.9%	2.6%
British Columbia 4	73	138	120	(32.6)	1.9	4.0
Ontario 4	315	678	490	(140.6)	9.4	16.2
Prairies 4	163	276	302	(72.8)	3.8	10.0

Québec	64	142	147	(28.5)	2.0	4.8

Total Canada	655	1,301	1,139	(292.4)	18.0	37.6
United States
Carolinas (North and South)	35	68	63	(15.6)	0.9	2.1
Florida	59	117	112	(26.3)	1.6	3.7
New England 5	65	191	161	(29.0)	2.6	5.3
New Jersey	52	107	128	(23.2)	1.5	4.2
New York	101	180	174	(45.1)	2.5	5.7
Pennsylvania	30	52	61	(13.4)	0.7	2.0

Other 6	320	957	811	(142.9)	13.2	26.8

Total United States	662	1,672	1,510	(295.5)	23.0	49.8

International	–	2	–	–	–	–

Total excluding other loans	1,317	2,975	2,649	(587.9)	41.0	87.4

Other loans 7	(8)	(12)	(19)	3.5	(0.1)	(0.6)
Total Stage 3 provision for credit losses (impaired)	1,309	2,963	2,630	(584.4)	40.9	86.8

Stage 1 and 2 provision for credit losses	(1,533)	4,279	399	684.4	59.1	13.2
Total provision for credit losses	$(224)	$7,242	$3,029	100.0%	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances 6	October 31 2021	October 31 2020	October 31 2019
Canada
Residential mortgages	–%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.35	0.66	0.65

Business and government	0.08	0.22	0.13

Total Canada	0.03	0.27	0.25
United States
Residential mortgages	(0.01)	0.03	0.03
Credit card, consumer instalment and other personal	1.08	2.10	2.28

Business and government	0.06	0.26	0.10

Total United States	(0.17)	0.70	0.69

International	0.03	0.10	–

Total excluding other loans	0.18	0.41	0.39

Other loans	(61.54)	(7.10)	(5.29)

Total Stage 3 provision for credit losses (impaired)	0.18	0.41	0.39

Stage 1 and 2 provision for credit losses	(0.21)	0.59	0.06
Total provision for credit losses as a % of average net loans and acceptances	(0.03)%	0.99%	0.44%

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Includes customers’ liability under acceptances.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
5	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
6	Other includes PCL attributable to other states/regions including those outside TD’s core U.S. geographic footprint.
7	Other loans include ACI.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 40

SOVEREIGN RISK
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 36:  EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
1

(millions of Canadian dollars)													As at
	Loans and commitments 2				Derivatives, repos, and securities lending 3				Trading and investment portfolio 4,5				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure 6

Country											October 31, 2021

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	9	9	–	–	20	20	15	4	48	67	96
Ireland	–	–	539	539	11	10	353	374	–	–	37	37	950
Portugal	–	–	–	–	–	118	61	179	3	–	–	3	182

Spain	–	–	100	100	–	12	124	136	21	1	57	79	315

Total GIIPS	–	–	648	648	11	140	558	709	39	5	142	186	1,543

Rest of Europe
Austria	–	–	17	17	7	90	31	128	–	1,418	11	1,429	1,574
Belgium	433	–	210	643	727	17	134	878	2	298	31	331	1,852
Finland	–	199	9	208	–	109	119	228	–	980	64	1,044	1,480
France	548	904	979	2,431	46	364	1,627	2,037	234	5,064	220	5,518	9,986
Germany	2,411	429	353	3,193	866	759	1,513	3,138	302	9,628	98	10,028	16,359
Netherlands	607	234	411	1,252	287	272	338	897	141	2,550	79	2,770	4,919
Norway	–	305	28	333	–	167	24	191	3	1,161	628	1,792	2,316
Sweden	–	–	56	56	–	73	94	167	10	1,833	662	2,505	2,728
Switzerland	1,014	74	311	1,399	578	32	1,302	1,912	72	–	87	159	3,470
United Kingdom	6,998	13,841	1,151	21,990	1,790	1,304	11,022	14,116	1,487	382	539	2,408	38,514

Other 7	–	162	119	281	–	224	372	596	6	460	11	477	1,354

Total Rest of Europe	12,011	16,148	3,644	31,803	4,301	3,411	16,576	24,288	2,257	23,774	2,430	28,461	84,552

Total Europe	$12,011	$16,148	$4,292	$32,451	$4,312	$3,551	$17,134	$24,997	$2,296	$23,779	$2,572	$28,647	$86,095

Country											October 31, 2020

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	3	3	17	–	17	34	47
Ireland	–	–	320	320	11	–	331	342	–	–	21	21	683
Portugal	–	–	–	–	–	86	24	110	13	–	–	13	123

Spain	–	–	89	89	–	–	86	86	4	715	38	757	932

Total GIIPS	–	–	419	419	11	86	444	541	34	715	76	825	1,785

Rest of Europe
Austria	–	–	18	18	3	122	33	158	5	1,266	9	1,280	1,456
Belgium	266	–	189	455	824	30	175	1,029	40	320	–	360	1,844
Finland	–	252	9	261	–	52	63	115	–	1,054	16	1,070	1,446
France	591	1,024	962	2,577	55	1,075	1,253	2,383	109	4,789	466	5,364	10,324
Germany	1,481	494	374	2,349	895	697	725	2,317	249	9,691	30	9,970	14,636
Netherlands	609	275	536	1,420	383	179	1,086	1,648	29	2,635	220	2,884	5,952
Norway	–	365	29	394	–	439	42	481	5	708	439	1,152	2,027
Sweden	–	–	67	67	–	109	174	283	4	1,784	781	2,569	2,919
Switzerland	1,163	151	331	1,645	327	19	856	1,202	16	–	162	178	3,025
United Kingdom	5,333	9,797	760	15,890	1,592	847	8,424	10,863	93	479	526	1,098	27,851

Other 7	–	273	109	382	9	203	699	911	–	430	40	470	1,763

Total Rest of Europe	9,443	12,631	3,384	25,458	4,088	3,772	13,530	21,390	550	23,156	2,689	26,395	73,243

Total Europe	$9,443	$12,631	$3,803	$25,877	$4,099	$3,858	$13,974	$21,931	$584	$23,871	$2,765	$27,220	$75,028
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2
Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2021, or October 31, 2020.

3
Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.9 billion (October 31, 2020 – $1.5 billion) for GIIPS and $78.0 billion for the rest of Europe (October 31, 2020 – $82.3 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

4	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
5	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were nil as at October 31, 2021 and October 31, 2020.
6	The Bank had nil related notional protection purchased through CDS (October 31, 2020 – nil).
7
Other European exposure is distributed across 12 countries (October 31, 2020 – 12 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2021.

Of the Bank’s European exposure, approximately 98% (October 31, 2020 – 97%) is to counterparties in countries rated either Aa3 or better by Moody’s Investor Services (Moody’s) or AA or better by Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.
In addition to the European exposure identified above, the Bank also has $13.6 billion (October 31, 2020 – $14.8 billion) of exposure to supranational entities with European sponsorship and $3.5 billion (October 31, 2020 – $6.2 billion) of indirect exposure to European collateral from non-European
counterparties related to repurchase and securities lending transactions that are margined daily.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 41

GROUP FINANCIAL CONDITION
Capital Position

TABLE 37:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	2021	2020
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$23,086	$22,570
Retained earnings	63,944	53,845

Accumulated other comprehensive income	7,097	13,437
Common Equity Tier 1 Capital before regulatory adjustments	94,127	89,852

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(16,099)	(17,019)
Intangibles (net of related tax liability)	(2,006)	(2,030)
Deferred tax assets excluding those arising from temporary differences	(100)	(177)
Cash flow hedge reserve	(1,691)	(3,720)
Shortfall of provisions to expected losses	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(124)	(57)
Defined benefit pension fund net assets (net of related tax liability)	(470)	(9)
Investment in own shares	(36)	(36)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(4,486)	(6,321)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	822	2,133
Total regulatory adjustments to Common Equity Tier 1 Capital	(24,190)	(27,236)
Common Equity Tier 1 Capital	69,937	62,616

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	5,691	5,647
Directly issued capital instruments subject to phase out from Additional Tier 1	450	1,190

Additional Tier 1 instruments issued by subsidiaries and held by third parties	–	–
Additional Tier 1 Capital instruments before regulatory adjustments	6,141	6,837

Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(12)	(12)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(362)	(362)
Additional Tier 1 Capital	5,779	6,475
Tier 1 Capital	75,716	69,091

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,030	11,277
Directly issued capital instruments subject to phase out from Tier 2	120	160

Collective allowances	1,665	509
Tier 2 Capital before regulatory adjustments	12,815	11,946

Tier 2 regulatory adjustments
Investment in own Tier 2 instruments	(8)	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 2	(308)	(856)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(68)	–

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(544)	(1,016)

Tier 2 Capital	12,271	10,930
Total Capital	$87,987	$80,021

Risk-weighted assets	$460,270	$478,909

Capital Ratios and Multiples 3
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	15.2%	13.1%
Tier 1 Capital (as percentage of risk-weighted assets)	16.5	14.4
Total Capital (as percentage of risk-weighted assets)	19.1	16.7

Leverage ratio 4	4.8	4.5
1	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of this document for additional details.
2
Includes other TLAC-eligible instruments issued by global systemically important banks
(G-SIBs)
and Canadian domestic systemically important banks
(D-SIBs)
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

3	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 15.0%, 16.3%, 19.1%, and 4.7%, respectively.
4	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 42

THE BANK’S CAPITAL MANAGEMENT OBJECTIVES
The Bank’s capital management objectives are:
•	To be an appropriately capitalized financial institution as determined by:
–	the Bank’s Risk Appetite Statement (RAS);
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank’s internal assessment of capital requirements, including stress test analysis, consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economic weighted-average cost of capital achievable, while preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected loss events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain access to required funding.
These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.
CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, limited recourse capital noteholders, and holders of the Bank’s subordinated debt.
CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management (TBSM) group manages capital for the Bank and is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by Asset/Liability and Capital Committee (ALCO). The Board of Directors (the “Board”) oversees capital adequacy risk management.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, OSFI’s expectation that financial institutions halt dividend increases and share buybacks as part of the response to COVID-19, management of the balance sheet, and periodic issuance of capital securities.
ECONOMIC CAPITAL
Economic capital is the Bank’s internal measure of capital requirements and is one of the key components in the Bank’s internal assessment of capital adequacy. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital utilized to fund acquisitions or investments to support future earnings growth.
The Bank uses internal models to determine the amount of risk-based capital required to support the risks resulting from the Bank’s business operations. Characteristics of these models are described in the “Managing Risk” section of this document. The objective of the Bank’s economic capital framework is to hold risk-based capital to cover unexpected losses in a manner consistent with the Bank’s capital management objectives.
The Bank operates its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar 1 risks covering credit risk, market risk, and operational risk, the Bank’s economic capital framework captures other material Pillar 2 risks including non-trading
market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as “Other”, namely business risk, insurance risk, and risks associated with the Bank’s significant investments. The framework also captures diversification benefits across risk types and business segments.
Please refer to the “Economic Capital and Risk-Weighted Assets by Segment” section for a business segment breakdown of the Bank’s economic capital.
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted
assets
(
RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD continued to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of this document.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks. Other requirements are noted below.
Effective January 1, 2013, all newly issued
non-common
Tier 1 and Tier 2 Capital instruments must include
non-viability
contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common
capital instruments into a variable number of common shares of the Bank upon the occurrence of a Trigger Event. A Trigger Event is defined as an event where OSFI determines that the Bank is, or is about to become, non-viable
and that after conversion of all
non-common
capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government of Canada without which the Bank would have been determined by OSFI to be non-viable.
Existing
non-common
Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying
capital instruments and are subject to a
phase-out
period which began in 2013 and ends in 2022.
The CAR guideline sets the minimum CET1, Tier 1, and Total Capital ratios at 4.5%, 6%, and 8%, respectively. OSFI also expects Canadian banks to include a capital conservation buffer of 2.5%. Additionally, the six Canadian banks designated as
D-SIBs,
including TD, are subject to a 1% common equity surcharge.
The Canadian Banks are also required to hold a countercyclical capital buffer (CCB), which may range from 0% to 2.5%, and be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member
jurisdictions to which the Bank has private sector credit exposures. Due to
COVID-19,
several foreign jurisdictions have released, reduced or delayed planned increases in their CCBs. Canada’s CCB remains unchanged at 0%. Based on the allocation of exposures and buffers currently in place, the Bank’s countercyclical buffer requirement is 0% as at October 31, 2021.
On June 25, 2018, OSFI provided greater transparency related to a previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB) held by
D-SIBs
against Pillar 2 risks associated with systemic vulnerabilities. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. On March 13, 2020, as part of its
COVID-19
response, OSFI announced that the DSB, previously set to increase to 2.25% effective April 30, 2020, was being lowered to 1.00% effective immediately. On June 17, 2021, OSFI announced that the DSB would increase to 2.50% of total risk-weighted assets, effective October 31, 2021.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 43

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach with a factor applied. The floor factor was lowered to 70%, from 75%, effective April 9, 2020. The Bank is not currently constrained by the capital floor.
The table below summarizes OSFI’s current regulatory minimum capital ratios for the Bank.

REGULATORY CAPITAL TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB 1 Surcharge	Pillar 1 2 Regulatory target	DSB 3	Pillar 1 & 2 regulatory target
CET1	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1	6.0	2.5	1.0	9.5	2.5	12.0

Total Capital	8.0	2.5	1.0	11.5	2.5	14.0
1
The higher of the
D-SIB
and
G-SIB
surcharge applies. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.

2	The Bank’s countercyclical buffer requirement is 0% as of July 31, 2021.
3	The DSB increased to 2.5%, from 1.0%, of total RWA effective October 31, 2021.
The Bank’s Leverage Ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank is required to meet supervisory risk-based TLAC and TLAC leverage ratio targets by November 1, 2021. As of September 2018, the targets were 23.0% of RWA for the risk-based TLAC ratio, inclusive of the 1.50% DSB effective at that time, and 6.75% for the TLAC leverage ratio. As a result of the June 17, 2021 OSFI announcement related to the increase in the DSB, the Bank will be required to meet a risk-based TLAC target ratio of 24.0% of RWA, inclusive of the 2.50% DSB, by November 1, 2021. Any further changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada. OSFI provided a transition period for fiscal 2020 through to 2022, during which time banks currently approved to use AMA are required to report operational risk capital using the current standardized approach.
On November 22, 2019, the Bank was designated as a Global Systemically Important Bank
(G-SIB)
by the Financial Stability Board (FSB). The public communications on G-SIB status is issued annually each November. The Bank continued to maintain its
G-SIB
status when the FSB published the 2021 list of
G-SIBs
on November 23, 2021. As a result of the designation, the Bank continues to be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1%. In accordance with OSFI’s CAR guideline, for Canadian banks designated as a
G-SIB,
the higher of the
D-SIB
and
G-SIB
surcharges will apply. As the
D-SIB
surcharge is currently equivalent to the 1%
G-SIB
requirement, the Bank’s
G-SIB
designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. For further detail, please refer to the “Global Systemically Important Banks Designation and Disclosures” section of the Bank’s 2021 Annual Report.
In fiscal 2020, OSFI introduced a number of measures to support
D-SIBs’
ability to supply credit to the economy during an expected period of disruption related to
COVID-19
and market conditions. These measures, that were immediately effective, and subsequent guidance issued by OSFI, are summarized below.

•
On March 13, 2020, as noted above, OSFI lowered the DSB to 1.00%, and set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted. On June 17, 2021, OSFI announced that the DSB would increase to 2.50% of total risk-weighted assets, effective October 31, 2021. On November 4, 2021, OSFI lifted the temporary expectation that financial institutions not increase regular dividends or undertake share repurchases, effective immediately.

•	On March 27, 2020, OSFI announced the following additional measures:
–
Bank loans subject to payment deferrals, such as mortgage loans, small business loans, retail loans and mid market commercial loans continued to be treated as performing loans under the CAR Guideline. This temporary capital treatment remained in place for the duration of the payment deferral, up to a maximum of 6 months. On August 31, 2020 OSFI published guidance on the phase out of the capital treatment of loans subject to payment deferrals. Loans granted payment deferrals after September 30, 2020, are not eligible for special capital treatment.

–
OSFI announced that transitional arrangements for ECL provisioning available under the Basel Framework would be introduced. The adjustment allowed a portion of the increase in Stage 1 and Stage 2 allowances relative to a baseline level to be included in CET1 capital, rather than Tier 2 Capital, as the CAR guideline specifies. The baseline level is the sum of Stage 1 and Stage 2 allowances as at the first quarter of 2020 (for October year-end
deposit-taking institutions (DTIs)). This increase is tax effected and is subject to a scaling factor, which was set at 70% in fiscal 2020, 50% in fiscal 2021, and 25% in fiscal 2022.

–
Institutions subject to market risk capital requirements and using internal models were permitted to reduce the stressed
Value-at-Risk
(VaR) multiplier, that they were subject to at the end of the first quarter of 2020, by two. On March 16, 2021, OSFI announced the expiration, effective May 1, 2021, of the temporary reduction in the stressed VaR multiplier.

–
Institutions are expected to remove hedges of Funding Valuation Adjustment (FVA) from the calculation of market risk capital to address the asymmetry in the rule where these hedges of FVA were included, while the underlying exposures to FVA were not. This removal was made effective at the beginning of the second fiscal quarter of 2020.

–
OSFI issued guidance on the capital treatment for exposures acquired through new Government of Canada programs referenced in “The Bank’s Response to
COVID-19”
section of this document. The new CEBA Program is funded by the Government of Canada, and the loan exposures within this program can be excluded from the risk-based capital ratios and from the leverage ratio calculation. For the EDC Business Credit Availability Program, the government-guaranteed portion of the loan is treated as a sovereign exposure, with the remaining portion treated as a loan to the borrower. The entire amount of the loan is included in the leverage ratio calculation.

•
On April 9, 2020, OSFI announced DTIs could temporarily exclude exposures from central bank reserves and sovereign-issued securities that qualify as High-Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements (LAR) Guideline from the leverage ratio measure. On August 12, 2021, OSFI confirmed that the exclusion of sovereign-issued securities will not extend past December 31, 2021. Central bank reserves will continue to be excluded from the leverage ratio exposure measure until further notice.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 44

•	On April 23, 2020, OSFI clarified that PPP loans pledged under the Boston Federal Reserve’s PPP Lending Facility can be excluded from the risk-based capital and leverage ratios.
On January 27, 2021, OSFI published guidance on the treatment of new loans to businesses through the Government of Canada’s HASCAP, announced on January 26, 2021. HASCAP loans are treated as sovereign exposures based on the BDC guarantee and the relevant risk weight applied under OSFI’s CAR guideline. The entire amount of the loan is included in the lender’s leverage ratio calculation. The Bank began originating loans under the HASCAP program in the second quarter of 2021.
Capital Position and Capital Ratios
The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, trading market, and operational risks. The Bank uses the Advanced Internal Ratings-Based (AIRB) approach to credit risk for all material portfolios. In the third quarter of 2020, OSFI approved the Bank to calculate the non-retail
portfolio credit RWA in the U.S. Retail segment using the AIRB approach.
During the third quarter of 2020, the Bank transitioned the U.S.
non-retail
portfolios from the Standardized Approach to the AIRB Approach for measuring credit risk RWA. As a result of this transition, the increase in Stage 1 and Stage 2 allowances allocated to the AIRB approach relative to the Q1 2020 baseline amount was capped at the total increase in Stage 1 and Stage 2 allowances reported by the Bank, for the purpose of the OSFI ECL provisioning transitional adjustment to CET1 capital that would otherwise be included in Tier 2 capital.
For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, all the subsidiaries of the Bank are consolidated except for insurance subsidiaries which are deconsolidated and follow prescribed treatment per OSFI’s CAR guidelines. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Life Insurance Capital Adequacy Test.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these subsidiaries have minimum capital requirements which may limit the Bank’s ability to extract capital or funds for other uses.
As at October 31, 2021, the Bank’s CET1, Tier 1, and Total Capital ratios were 15.2%, 16.5%, and 19.1%, respectively. The increase in the Bank’s CET1 Capital ratio from 13.1% as at October 31, 2020 was attributable primarily to organic capital growth, actuarial gains on employee benefit plans (net), a decrease in the adjustment related to the non-significant
investments in the capital of banking, financial, and insurance entities, and a decrease in RWA mainly in the U.S. Retail segment. These favourable items were offset by the reduction in the scaling factor related to OSFI’s transition arrangement for ECL provisioning, from 70% in fiscal 2020 to 50% in fiscal 2021.
As at October 31, 2021, the Bank’s leverage ratio was 4.8%. Compared with the Bank’s leverage ratio of 4.5% at October 31, 2020, the leverage ratio increased due primarily to organic capital growth, partially offset by exposure growth primarily in the Canadian Retail and Wholesale Banking segments.
Common Equity Tier 1 Capital
CET1 Capital was $70 billion as at October 31, 2021. Earnings contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included common share issuance of $579 million under the dividend reinvestment plan and from stock option exercises.
Tier 1 and Tier 2 Capital
Tier 1 Capital was $75.7 billion as at October 31, 2021, consisting of CET1 Capital and Additional Tier 1 Capital of $69.9 billion and $5.8 billion, respectively. The Bank’s Tier 1 Capital management activities during the year consisted of the redemption of (or announced intention to redeem) four Tier
1-qualifying
capital instruments and the issuance of one Tier
1-qualifying
capital instrument. On April 30, 2021, the Bank redeemed all of its 28 million outstanding
Non-Cumulative
5-Year
Rate Reset Class A First Preferred Shares NVCC, Series 12 (“Series 12 Preferred Shares”), at a redemption price of $25.00 per Series 12 Preferred Share, for a total redemption cost of $700 million. On October 31, 2021, the Bank redeemed all of its 40 million outstanding
Non-Cumulative
5-Year
Rate Reset Class A First Preferred Shares NVCC, Series 14 (“Series 14 Preferred Shares”), at a redemption price of $25.00 per Series 14 Preferred Share, for a total redemption cost of $1 billion. The Bank also redeemed (or announced intention to redeem) two Series of Tier
1-qualifying
capital instruments issued through TD Capital Trust IV (“Trust IV”) which as of November 1, 2021 will no longer be recognized as regulatory capital under Basel III. On June 30, 2021, Trust IV redeemed all of the outstanding TD Capital Trust IV Notes – Series 3 (TD CaTS IV – 3). On September 23, 2021, Trust IV announced its intention to redeem all of the outstanding TD Capital Trust IV Notes – Series 2 (TD CaTS IV – 2) and subsequently redeemed all of the outstanding TD CaTS IV – 2 on November 1, 2021. On July 29, 2021, the Bank issued $1,750 million of Limited Recourse Capital Notes NVCC, Series 1 (the “LRCNs”) with recourse limited to assets held in a trust consolidated by the Bank.
Tier 2 Capital was $12.3 billion as at October 31, 2021. There were no Tier 2 Capital management activities during the year.
INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank’s capital modelling and stress testing practices which help inform the Bank’s overall capital adequacy requirements.
The ICAAP is led by TBSM and is supported by numerous functional areas who together help assess the Bank’s internal capital adequacy. This assessment evaluates the capacity to bear risk in congruence with the Bank’s risk profile and RAS. TBSM assesses and monitors the overall adequacy of the Bank’s available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.
DIVIDEND RESTRICTIONS
The Bank’s ability to pay dividends is subject to the requirements of the
Bank Act
and OSFI. Refer to Note 21 of the 2021 Consolidated Financial Statements for further information on dividend restrictions.
On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19. These measures included the expectation that all federally regulated financial institutions halt dividend increases and share buybacks. On November 4, 2021, OSFI lifted the temporary expectation that financial institutions not increase regular dividends or undertake share repurchases, effective immediately.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 45

DIVIDENDS
On December 1, 2021, the Board approved a dividend in an amount of eighty-nine cents (89 cents) per fully paid common share in the capital stock of the Bank for the quarter ending January 31, 2022, payable on and after January 31, 2022, to shareholders of record at the close of business on January 10, 2022.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or purchased in the open market at market price.
During the year ended October 31, 2021, all 5.1 million common shares issued from the Bank’s treasury, under the dividend reinvestment plan, were issued with no discount. During the year ended October 31, 2020, 4.1 million common shares were issued from the Bank’s treasury with no discount and 10.0 million common shares were issued from the Bank’s treasury with a 2% discount under the dividend reinvestment plan.
NORMAL COURSE ISSUER BID
On December 1, 2021, the Board approved the initiation of a normal course issuer bid for up to 50 million of the Bank’s common shares, subject to the approval of OSFI and the Toronto Stock Exchange. The timing and amount of any purchases under the program are subject to regulatory approvals and management discretion based on factors such as market conditions and capital adequacy.
RISK-WEIGHTED ASSETS
Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank’s RWA are included in the following table.

TABLE 38:  RISK-WEIGHTED ASSETS

(millions of Canadian dollars)		As at
	October 31, 2021	October 31, 2020

Credit risk
Retail
Residential secured	$29,736	$33,372
Qualifying revolving retail	31,453	36,448
Other retail	34,460	42,182
Non-retail
Corporate	174,416	184,326
Sovereign	3,747	3,419
Bank	9,083	8,551
Securitization exposures	12,222	12,527

Equity exposures	33,936	26,970

Exposures subject to standardized or Internal Ratings-Based (IRB) approaches	329,053	347,795
Adjustment to IRB RWA for scaling factor	18,609	19,839

Other assets not included in standardized or IRB approaches	34,699	35,802

Total credit risk	382,361	403,436
Market risk	17,045	16,758

Operational risk	60,864	58,715
Total	$460,270	$478,909

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 46

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT
The following chart provides a breakdown of the Bank’s RWA and economic capital as at October 31, 2021. RWA reflects capital requirements assessed based on regulatory prescribed rules for credit risk, trading market risk, and operational risk. Economic capital reflects the Bank’s internal view of capital requirements for these risks as well as risks not captured within the assessment of RWA as described in the “Economic Capital” section of this document. The results shown in the chart do not reflect attribution of goodwill and intangibles. For additional information on the risks highlighted below, refer to the “Managing Risk” section of this document.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 47

TABLE 39:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)			As at
	October 31, 2021		October 31, 2020
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,823.9	$23,066	1,816.1	$22,487

Treasury – common shares	(1.9)	(152)	(0.5)	(37)
Total common shares	1,822.0	$22,914	1,815.6	$22,450
Stock options
Vested	4.4		5.4

Non-vested	7.8		7.7
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 12 2	–	–	28.0	700
Series 14 3	–	–	40.0	1,000
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350

Series 24	18.0	450	18.0	450
	158.0	$3,950	226.0	$5,650
Other equity instruments

Limited Recourse Capital Notes Series 1 4	1.8	1,750	–	–

	159.8	$5,700	226.0	$5,650

Treasury – preferred shares and other equity instruments	(0.1)	(10)	(0.1)	(4)
Total preferred shares and other equity instruments	159.7	$5,690	225.9	$5,646
Debt issued by TD Capital Trust IV:
(thousands of units)
TD Capital Trust IV Notes – Series 2 5	450.0	450	450.0	450
TD Capital Trust IV Notes – Series 3 6	–	–	750.0	750

1	For further details, including the conversion and exchange features, and distributions, refer to Note 21 of the 2021 Consolidated Financial Statements.
2
On April 30, 2021, the Bank redeemed all of its 28 million outstanding Series 12 Preferred Shares, at a redemption price of $25.00 per Series 12 Preferred Share, for a total redemption cost of $700 million.

3
On October 31, 2021, the Bank redeemed all of its 40 million outstanding Series 14 Preferred Shares, at a redemption price of $25.00 per Series 14 Preferred Share, for a total redemption cost of $1 billion.

4	For Limited Recourse Capital Notes, the number of shares/units represents the number of notes issued.
5	On November 1, 2021, Trust IV redeemed all of the outstanding TD CaTS IV – 2.
6	On June 30, 2021, Trust IV redeemed all of the outstanding TD CaTS IV – 3.
Limited Recourse Capital Notes
On July 29, 2021, the Bank issued $1,750 million of Limited Recourse Capital Notes NVCC, Series 1 (the “LRCNs”) with recourse limited to assets held in a trust consolidated by the Bank (the “Limited Recourse Trust”). The Limited Recourse Trust’s assets consist of $1,750 million of the Bank’s
Non-Cumulative
5-Year
Fixed Rate Reset Preferred Shares NVCC, Series 26 (“Preferred Shares Series 26”) at a price of $1,000 per share, issued concurrently with the LRCNs. The Preferred Shares Series 26 are eliminated on the Bank’s consolidated financial statements.
The LRCNs bear interest at a fixed rate of 3.6% per annum, payable semi-annually, until October 31, 2026 and thereafter at a rate per annum, reset every five years, equal to the prevailing
5-year
Government of Canada Yield plus 2.747% until maturity on October 31, 2081. The Bank may redeem the LRCNs, in whole or in part, during the period from October 1 to and including October 31, commencing in 2026 and every five years thereafter, with the prior written approval of OSFI. In the event of
(i) non-payment
of interest following any interest payment date,
(ii) non-payment
of the redemption price in case of a redemption of the LRCNs,
(iii) non-payment
of principal plus accrued and unpaid interest at the maturity of the LRCNs, (iv) an event of default on the LRCNs, or (v) a Trigger Event, the recourse of each LRCN holder will be limited to that holder’s pro rata share of the Limited Recourse Trust’s assets.
The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include standard NVCC provisions necessary for them to qualify as Additional Tier 1 Capital under OSFI’s CAR guideline. NVCC provisions require the conversion of the instrument into a variable number of common shares upon the occurrence of a Trigger Event. In such an event, each Preferred Share Series 26 held in the Limited Recourse Trust will automatically and immediately be converted into a variable number of common shares which will be delivered to LRCN holders in satisfaction of the principal amount of, and accrued and unpaid interest on, the LRCNs. The number of common shares issued will be determined based on the conversion formula set out in the terms of the Preferred Shares Series 26.
The LRCNs are compound instruments with both equity and liability features as payments of interest and principal in cash are made at the Bank’s discretion.
Non-payment
of interest and principal in cash does not constitute an event of default and will trigger the delivery of Preferred Shares Series 26. The liability component has a nominal value and, therefore, the proceeds received upon issuance have been presented as equity, and any interest payments are accounted for as distributions on other equity instruments.
NVCC Provision
All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur and excluding the Preferred Shares Series 26 issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 790 million in aggregate.
The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include NVCC provisions. For LRCNs, if a NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the Preferred Shares Series 26, would be 350 million.
For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate. Refer to Note 21 of the Bank’s 2021 Annual Consolidated Financial Statements for additional details.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 48

Future Regulatory Capital Developments
On April 9, 2020, OSFI announced that in line with the BCBS decision, OSFI is extending the deadline for the implementation of the final two phases of the initial margin requirements for non-centrally
cleared derivatives outlined in OSFI’s Guideline
E-22,
by one year. With this extension, the final implementation phase will take place on September 1, 2022, at which point covered entities with an aggregate average notional amount (AANA) of non-centrally
cleared derivatives greater than CAD $12 billion will be subject to the requirements. As an intermediate step, beginning September 1, 2021, covered entities with an AANA of non-centrally
cleared derivatives greater than CAD $75 billion are subject to the requirements. As part of the third phase of implementation, the Bank has been subject to the initial margin requirements for non-centrally cleared derivatives since September 1, 2018.
On November 26, 2020, the BCBS published a technical amendment for capital requirements for non-performing
loan securitizations. The amendment includes removal of the option to use the foundation internal risk-based parameters as inputs for the internal ratings-based approach
(SEC-IRBA),
a 100% risk weight floor for exposures to securitizations that are risk weighted under
SEC-IRBA
or the standardized approach, and guidance on risk weights for certain senior tranches of securitizations. At the time of the announcement, the amendment is scheduled to be implemented no later than January 1, 2023.
On March 11, 2021, OSFI released a public consultation on proposed regulatory changes for the final round of Basel III reforms to its capital, leverage, and related disclosure guidelines for banks. OSFI’s proposals are largely in line with the international standards set by the BCBS adapted to reflect domestic market considerations. On June 18, 2021, OSFI published a public consultation on the proposed management of operational risk capital data for institutions required to use the Basel III Standardized Approach for Operational Risk capital. Also, on June 18, 2021, OSFI launched a consultation on proposed changes to the treatment of credit valuation adjustments and market risk hedges of other valuation adjustments of over-the-counter
(OTC) derivatives. These two proposed regulatory changes are a continuation of OSFI’s public consultation on the Basel III reforms. On November 29, 2021, OSFI announced details of its final policy positions on a series of key topics associated with the Basel III reforms. As part of the announcement, OSFI announced a deferral in the timing for the domestic implementation of the Basel III reforms by one quarter from the first quarter of 2023 to the second quarter of 2023. The implementation date for revisions to OSFI’s market risk and credit valuation adjustment risk frameworks remains the first quarter of 2024.
On August 13, 2021, OSFI published final revisions to its Advisory on
G-SIBs
– Public Disclosure Requirements. The revised advisory addresses changes to the disclosure requirements included in the updated
G-SIBs
assessment methodology that was published by the BCBS in July 2018 and takes effect for the 2022
G-SIB
assessment exercise.
Global Systemically Important Banks Designation and Disclosures
The FSB, in consultation with the BCBS and national authorities, identifies
G-SIBs.
In July 2013, the BCBS issued an update to the final rules on
G-SIBs
and outlined the
G-SIB
assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the
G-SIB
assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology.
The Bank is required to publish the twelve indicators used in the
G-SIB
indicator-based assessment framework. Public disclosure of financial year-end
data is required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data in the following year.
The public communications on
G-SIB
status is issued annually each November. On November 22, 2019, the Bank was designated as a
G-SIB
by the FSB. The Bank continued to maintain its
G-SIB
status when the FSB published the 2021 list of
G-SIBs
on November 23, 2021. As a result of this designation, the Bank would be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a
G-SIB,
the higher of the
D-SIB
and
G-SIB
surcharges will apply. As the
D-SIB
surcharge is currently equivalent to the incremental 1%
G-SIB
common equity ratio requirement, the Bank’s G-SIB designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. There is also currently no impact to the supervisory target risk-based TLAC ratio of 24.0% or TLAC leverage ratio of 6.75% as a result of the Bank’s G SIB requirements. The G-SIB surcharge may increase above 1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%.
As a result of the Bank’s
G-SIB
designation, the U.S. Federal Reserve requires TD Group US Holding LLC (TDGUS), as TD’s U.S. Intermediate Holding Company (IHC), to maintain a minimum amount of TLAC and long-term debt. From the date the Bank was designated as a
G-SIB,
TDGUS has a three-year transitional period to meet these requirements.
In July 2018, BCBS issued a revised
G-SIB
framework;
G-SIBs:
revised assessment methodology and the higher loss absorbency requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology is expected to be implemented in 2022, using the 2021 year-end
data.

GROUP FINANCIAL CONDITION
Securitization and
Off-Balance
Sheet Arrangements
In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank’s Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance
sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the “Managing Risk” section of this document.
Off-balance
sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.
STRUCTURED ENTITIES
TD carries out certain business activities through arrangements with structured entities (SEs). The Bank uses SEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist TD’s clients in securitizing their financial assets, and to create investment products for the Bank’s clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Notes 2, 9, and 10 of the 2021 Consolidated Financial Statements for further information regarding the Bank’s involvement with SEs.
Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, business and government loans, credit card loans, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.
The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and the mortgages remain on the Bank’s Consolidated Balance Sheet. Additionally, the Bank securitizes credit card and personal loans by selling them to
Bank-sponsored
SEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Consolidated Balance Sheet. Refer to Notes 9 and 10 of the 2021 Consolidated Financial Statements for further information.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 49

TABLE 40:  EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR
1

(millions of Canadian dollars)					As at
	Significant unconsolidated SEs		Significant consolidated SEs	Non-SE third-parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Securitized assets	Carrying value of retained interests
				October 31, 2021
Residential mortgage loans	$23,232	$–	$–	$1,135	$–
Consumer instalment and other personal loans 2	–	–	–	–	–
Credit card loans	–	–	1,810	–	–

Business and government loans	–	–	–	763	9
Total exposure	$23,232	$–	$1,810	$1,898	$9
				October 31, 2020
Residential mortgage loans	$23,583	$–	$–	$1,688	$–
Consumer instalment and other personal loans 2	–	–	2,862	–	–
Credit card loans	–	–	4,173	–	–

Business and government loans	–	–	–	1,004	14
Total exposure	$23,583	$–	$7,035	$2,692	$14

1
Includes all assets securitized by the Bank, irrespective of whether they are on-balance
or
off-balance
sheet for accounting purposes, except for securitizations through U.S.
government-sponsored
entities.

2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.
Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE
third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.
Consumer Instalment and Other Personal Loans
The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE. As at October 31, 2021, the SE did not have any notes outstanding (October 31, 2020 – $2.9 billion). As at October 31, 2021, the Bank’s maximum potential exposure to loss for this conduit was nil (October 31, 2020 – $2.9 billion) with a fair value of nil (October 31, 2020 – $2.9 billion).
Credit Card Loans
The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE. As at October 31, 2021, the Bank had $2 billion of securitized credit card receivables outstanding (October 31, 2020 – $4 billion). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.
Business and Government Loans
The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE
third-parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests.
Securitization of Third-Party Originated Assets
Significant Unconsolidated Structured Entities
Multi-Seller Conduits
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third-party originated assets are securitized through Bank-sponsored SEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.5 billion as at October 31, 2021 (October 31, 2020 – $10.9 billion). Further, as at October 31, 2021, the Bank had committed to provide an additional $2.1 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2020 – $3.2 billion).
All third-party assets securitized by the Bank’s unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 41:  EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS

(millions of Canadian dollars, except as noted)			As at
	October 31, 2021		October 31, 2020
	Exposure and ratings profile of unconsolidated SEs AAA 1	Expected weighted- average life (years) 2	Exposure and ratings profile of unconsolidated SEs AAA 1	Expected weighted- average life (years) 2
Residential mortgage loans	$5,395	3.5	$6,411	3.5
Automobile loans and leases	4,349	2.5	3,802	1.8
Equipment leases	408	2.6	381	1.4

Trade receivables	306	1.5	306	1.5
Total exposure	$10,458	3.0	$10,900	2.7

1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2021, the Bank held $1.7 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Trading loans, securities, and other category on its Consolidated Balance Sheet (October 31, 2020 – $1.8 billion).

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 50

OFF-BALANCE
SHEET EXPOSURE TO THIRD-PARTY SPONSORED CONDUITS
The Bank has
off-balance
sheet exposure to third-party sponsored conduits arising from providing liquidity facilities and funding commitments of $2.5 billion as at October 31, 2021 (October 31, 2020 – $4.0 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. As at October 31, 2021, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A.
On-balance
sheet exposure to third-party sponsored conduits have been included in the financial statements.
COMMITMENTS
The Bank enters into various commitments to meet the financing needs of the Bank’s clients, to earn fee income, and to lease premises and equipment. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit, commitments to extend credit, and obligations under long-term non-cancellable
leases for premises and equipment. These products may expose the Bank to liquidity, credit, and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance
sheet. Note 27 of the 2021 Consolidated Financial Statements provides detailed information about the Bank’s commitments including credit-related arrangements and long-term commitments or leases.
GUARANTEES
In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance
sheet. Refer to Note 27 of the 2021 Consolidated Financial Statements for further information.

GROUP FINANCIAL CONDITION
Related Party Transactions
TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.
In addition, the Bank offers deferred share and other plans to non-employee
directors, executives, and certain other key employees. Refer to Note 23 of the 2021 Consolidated Financial Statements for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related
parties.
TRANSACTIONS WITH SUBSIDIARIES, SCHWAB, TD AMERITRADE, AND SYMCOR INC.
Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.
Transactions between the Bank, Schwab, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, Schwab, TD Ameritrade, and Symcor during the year ended October 31, 2021, other than as described in the following sections and in Note 12 of the 2021 Consolidated Financial Statements.
i) TRANSACTIONS WITH SCHWAB AND TD AMERITRADE
The Bank has significant influence over Schwab and accounts for its investment in Schwab using the equity method. Pursuant to the Stockholder Agreement in relation to the Bank’s equity investment in Schwab, subject to certain conditions, the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees. As of October 31, 2021, the Bank’s designated directors were the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board.
A description of significant transactions between the Bank and its affiliates with Schwab and TD Ameritrade is set forth below.
Insured Deposit Account Agreement
The Bank is party to the Schwab IDA Agreement which became effective on the completion of the Schwab transaction on October 6, 2020 and has an initial expiration date of July 1, 2031. Pursuant to the Schwab IDA Agreement, the Bank makes FDIC-insured (up to specified limits) deposit accounts available to clients of Schwab. Schwab provides recordkeeping and support services with respect to the Schwab IDA Agreement. The servicing fee under the Schwab IDA Agreement is set at 15 bps per annum on the aggregate average daily balance in the sweep accounts. Starting on July 1, 2021, deposits under the Schwab IDA Agreement, which were $176 billion (US$142 billion) as at October 31, 2021, can be reduced at Schwab’s option by up to US$10 billion in a year (subject to certain adjustments), with a floor of US$50 billion. The Bank paid fees of $1.6 billion during the year ended October 31, 2021 to Schwab related to sweep deposit accounts (for the period from October 6, 2020 to October 31, 2020 – $136 million). The amount paid by the Bank is based on the average insured deposit balance of $186 billion for the year ended October 31, 2021 (for the period from October 6, 2020 to October 31, 2020 – $194 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of Schwab.
Prior to the Schwab IDA Agreement becoming effective on completion of the Schwab transaction, the Bank was party to an insured deposit account agreement with TD Ameritrade (the “TD Ameritrade IDA Agreement”). Pursuant to the TD Ameritrade IDA Agreement, the Bank made FDIC-insured (up to specified limits) deposit accounts available to clients of TD Ameritrade as either designated sweep vehicles or as non-sweep
deposit accounts. TD Ameritrade provided marketing and support services with respect to the TD Ameritrade IDA Agreement. The Bank earned a servicing fee of 25 bps per annum on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula). The Bank paid fees of $1.9 billion during the year ended October 31, 2020 prior to completion of the Schwab transaction (October 31, 2019 – $2.2 billion) to TD Ameritrade related to sweep deposit accounts. The amount paid by the Bank was based on the average insured deposit balance of $176 billion for the year ended October 31, 2020 prior to completion of the Schwab transaction (October 31, 2019 – $140 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of TD Ameritrade.
As at October 31, 2021, amounts receivable from Schwab were $26 million (October 31, 2020 – $75 million). As at October 31, 2021, amounts payable to Schwab were $195 million (October 31, 2020 – $344 million).
The Bank and other financial institutions provided Schwab and its subsidiaries with unsecured revolving loan facilities. The total commitment provided by the Bank was $95 million, which was undrawn as at October 31, 2021 (October 31, 2020 – $305 million undrawn).

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 51

ii) TRANSACTIONS WITH SYMCOR
The Bank has
one-third
ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year ended October 31, 2021, the Bank paid $76 million (October 31, 2020 – $78 million; October 31, 2019 – $81 million) for these services. As at October 31, 2021, the amount payable to Symcor was $12 million (October 31, 2020 – $12 million).
The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2021, and October 31, 2020.

GROUP FINANCIAL CONDITION
Financial Instruments
As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, derivative instruments and securities purchased under reverse repurchase agreements; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.
The Bank uses financial instruments for both trading and
non-trading
activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives.
Non-trading
financial instruments include the majority of the Bank’s lending portfolio, non-trading
securities, hedging derivatives, and the majority of the Bank’s financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as held-for-trading, non-trading
FVTPL, designated at FVTPL, FVOCI, and all derivatives are measured at fair value in the Bank’s 2021 Consolidated Financial Statements. DSAC, most loans, and other liabilities are carried at amortized cost using the effective interest rate (EIR) method. For details on how fair values of financial instruments are determined, refer to the “Accounting Judgments, Estimates, and Assumptions” – “Fair Value Measurement” section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this document.

RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing Risk” section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause the Bank’s results to differ significantly from the Bank’s plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the plan, objectives, estimates or expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this document.
TOP AND EMERGING RISKS
TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impacts.
Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.
General Business and Economic Conditions
TD and its customers operate in Canada, the U.S., and to a lesser extent in other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions, which could have an adverse impact on the Bank’s results, business, financial condition or liquidity, and could result in changes to the way the Bank operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in financial markets, and related market liquidity, real estate prices, employment levels, consumer spending and debt levels, evolving consumer trends and business models, business investment, government spending, fiscal policy (including tax policy and rate changes), exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, natural disasters, extreme weather, reputational risk associated with increased regulatory, public, and media focus, pandemics or other public health emergencies, disruptions to public infrastructure, governmental policy, international trade and political relations, and the amount of business activities conducted in a specific region.
Geopolitical Risk
Government policy, international trade and political relations across the globe may impact overall market and economic stability in the regions where the Bank operates. While the nature and extent of risks may vary, they have the potential to disrupt global economic growth, create volatility in financial markets, interest rates, foreign exchange, commodity prices, credit spreads, fiscal policy and equities that may affect the Bank’s trading and non-trading
activities, and directly and indirectly influence general business and economic conditions in ways that may have an adverse impact on the Bank and its customers. Geopolitical risks in 2021 included ongoing global tensions resulting in sanctions and countersanctions and related operational complexities, uncertainty related to the post-Brexit relationship between the United Kingdom and European Union, policy changes by the U.S. administration, shifting global dynamics, protectionist measures in response to the
COVID-19
pandemic, increasing instability in the Middle Eastern regions and Afghanistan, and record debt levels in emerging economies.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 52

Impact of pandemics, including the
COVID-19
pandemic
Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide have had, and could continue to have, an adverse impact on the Bank’s results, business, financial condition or liquidity, and could result in changes to the way the Bank operates.
The
COVID-19
pandemic has negatively impacted Canadian, U.S., and global economies; disrupted Canadian, United States, and global supply chains; disrupted financial markets; contributed to a decrease in interest rates and yields on Canadian and U.S. treasury securities; resulted in ratings downgrades; forced the closure of many businesses, leading to loss of revenues, increased unemployment necessitated the imposition of quarantines, physical distancing, business closures, travel restrictions, and sheltering-in-place
requirements in Canada, the United States, and other countries; heightened concerns over household debt levels; and reduced customer spending and consumer confidence. The
COVID-19
pandemic has also disproportionately impacted certain communities, including racialized and other marginalized groups, highlighting underlying societal issues and disparities in financial stability.
The extent to which the
COVID-19
pandemic continues to impact the Bank’s results, business, financial condition or liquidity will depend on future developments in Canada, the U.S. and globally, including the widespread availability, uptake and efficacy of vaccines. Adverse effects to the Bank’s business and operational results may include, decreased demand for products and services; increased vulnerability of the Bank’s customers to negative or unexpected events; increased loan delinquencies; lower asset management fees; lower advisory and underwriting revenue; increased risk of impairment recognition on securities or other assets and potential reductions in income; increased non-interest
expenses; downgrades to credit ratings; and higher credit losses due to deterioration in the financial condition of borrowers, which may necessitate further increases in provision for credit losses and net charge-offs. In addition, actual stress levels experienced by the Bank’s borrowers may differ from assumptions incorporated in estimates or models used by the Bank during or prior to the pandemic.
Governmental and regulatory authorities implemented significant measures to provide economic assistance to individual households and businesses, stabilize the financial markets, and support economic growth. While, in the short-term, these measures have mitigated some effects of the crisis, over the long-term, they may not be sufficient to fully offset its negative impact or avert continued recessionary conditions. In addition, upon cessation of these measures, the Bank may see an increase in borrower delinquencies or impairments, which could negatively impact its business, financial condition, liquidity and results of operations. Furthermore, the Bank’s participation in these assistance programs has exposed the Bank to heightened risk of fraudulent behaviour by persons purporting to be eligible for such programs. Finally, it is unclear what impact, if any, the cost of implementing these programs will have on future fiscal, tax and regulatory policy, and the implications this may have for the Bank, its customers, and the financial services industry.
The pandemic has created additional operational and compliance risks, including the need to implement and execute new programs and procedures for the Bank’s products and services; provide enhanced safety measures for its employees and customers; comply with changing regulatory guidance; address the risk and increased incidence of attempted fraudulent activity and cybersecurity threat behaviour; and protect the integrity and functionality of the Bank’s systems, networks, and data as a larger number of employees work remotely. The Bank is also exposed to human capital risks, and risks arising from mental wellness concerns for employees due to issues related to health and safety matters, and other environmental stressors as a result of measures implemented in response to the
COVID-19
pandemic. Just as the Bank is subject to additional operational and compliance risks, including those listed above, its suppliers and other third parties upon which the Bank relies, have and may continue to be exposed to similar and other risks which could in turn impact the Bank’s operations.
The
COVID-19
pandemic has resulted in, and may continue to result in, disruptions to the way in which the Bank conducts business, including the closure of certain branches and stores, changes in the availability of products and services that customers can access in-person,
work from home arrangements for certain or a significant portion of staff, as well as disruptions to key suppliers of the Bank’s goods and services. In addition, consumer behaviour has changed during the
COVID-19
pandemic (and may remain so changed even as economic conditions rebound and
COVID-19
restrictions are lifted), and it is unclear how the macroeconomic and business environment, societal and business norms, and fiscal, tax and regulatory policy may change after the pandemic. Such developments could have an adverse impact on the Bank’s business operations, the quality and continuity of services provided to customers, results of operations and financial condition, including making the Bank’s longer-term business, balance sheet and budget planning more difficult or costly. The Bank has experienced, and may continue to experience, increased or different competitive and other challenges. To the extent that the Bank is not able to adapt or compete effectively, it could experience loss of business and its results of operations and financial condition could suffer.
The Bank may be criticized or face increased risk of litigation and governmental and regulatory scrutiny, customer disputes, negative publicity, or exposure to litigation (including class actions, or regulatory and government actions and proceedings) as a result of the effects of the
COVID-19
pandemic on market and economic conditions, including as a result of the Bank’s participation (directly or on behalf of customers) in governmental assistance programs, the Bank’s deferral and other types of customer assistance programs, and the impact or effectiveness of the Bank’s health and safety measures on its customers and employees. The Bank has also received formal and informal inquiries from governmental and regulatory agencies regarding its participation in governmental assistance programs. These risks could increase the Bank’s operational, legal and compliance costs, expose it to financial judgments and fines, and damage its reputation.
The
COVID-19
pandemic has resulted in an increase, and may result in further increases, in certain of the risks outlined in the Risk Factors and Management section of this document, including the Bank’s top and emerging, strategic, credit, market, operational, model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, and reputational risks.
Executing on Long-Term Strategies, Shorter-Term Key Strategic Priorities, and Acquisitions
The Bank has a number of strategies and priorities, including those detailed in each segment’s “Business Segment Analysis” section of this document, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions, integration of recently acquired businesses, projects to meet new regulatory requirements, new platforms and technology, and enhancements to existing technology. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects; the limited timeframes to complete the projects; and competing priorities for limited specialized resources.
The Bank regularly explores opportunities to acquire companies or businesses, directly or indirectly through the acquisition strategies of its subsidiaries. In respect of acquisitions, the Bank undertakes transaction assessments and due diligence before completing a merger or an acquisition and closely monitors integration activities and performance post acquisition. However, the Bank’s ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted.
While there is significant management attention on the governance, oversight, methodology, tools, and resources needed to manage the Bank’s strategies and priorities, the Bank’s ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the “Key Priorities for 2022”, “Focus for 2022”, “Operating Environment and Outlook”, and “Managing Risk” sections of this document, as well as disciplined resource and expense management

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and the Bank’s ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank’s control and are difficult to predict.
The Bank may not achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies, following acquisition and integration activities. In addition, from time to time, the Bank may invest in companies without taking a controlling position in those companies, which may subject the Bank to the operating and financial risks of those companies’, the risk that these companies may make decisions that the Bank does not agree with, and the risk that the Bank may have differing objectives than the companies in which the Bank has interests.
As at October 31, 2021, the Bank’s reported investment in Schwab was 13.41% of the outstanding voting and non-voting
common shares of Schwab, and the Bank is not permitted to own more than 9.9% voting common shares of Schwab. The value of the Bank’s investment in Schwab and its contribution to the Bank’s financial results are vulnerable to poor financial performance or other issues at Schwab affecting its business. In addition, the Bank relies on Schwab for its financial results that are included in the Bank’s financial statements. Although the Bank has director designation rights to the Schwab board of directors and certain other rights under the Stockholder Agreement with Schwab so long as it holds at least a 5% equity interest in Schwab (and currently has designated two directors to serve on the Schwab board), these rights may not mitigate the Bank’s exposure to poor financial performance or other issues at Schwab that may affect the Bank’s financial results.
If any of the Bank’s strategies, priorities, or acquisitions and integration activities are not successfully executed, or do not achieve their financial or strategic objectives, there may be an impact on the Bank’s operations and financial performance and the Bank’s earnings could grow more slowly or decline.
Technology and Cyber Security Risk
Technology and cyber security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by sociopolitical entities, organized criminals, malicious insiders, or service providers, nation states, hackers and other internal or external parties. The increased risks are also a factor of the Bank’s size and scale of operations, geographic footprint, the complexity of its technology infrastructure, and the Bank’s use of internet and telecommunications technologies to conduct financial transactions, such as its continued development of mobile and internet banking platforms as well as opportunistic threats by actors seeking to exploit the
COVID-19
pandemic via phishing campaigns and cyber espionage.
The Bank’s technologies, systems and networks, and those of the Bank’s customers (including their own devices) and third parties providing services to the Bank, continue to be subject to cyber-attacks, and may be subject to disruption of services, data security or other breaches (including loss or exposure of confidential information, including customer or employee information), identity theft and corporate espionage, or other compromises. While the Bank has not experienced a material service disruption, it has experienced a minimal number of limited service disruptions as a result of cyber-attacks in the past. The Bank’s use of third-party service providers, which are subject to these potential compromises, increases the Bank’s risk of potential attack, breach or disruption as the Bank has less immediate oversight and direct control over their technology infrastructure or information security.
Although the Bank has not experienced any material financial losses relating to technology failure, cyber-attacks or data security or other breaches, the Bank may experience material loss or damage in the future including from cyber-attacks such as targeted and automated online attacks on banking systems and applications, supply chain attacks, ransomware attacks, introduction of malicious software, denial of service attacks, malicious insider or service provider exfiltrating data and phishing attacks any of which could result in the fraudulent use, disclosure or theft of data or customer or Bank funds. These may include attempts by employees, agents or third-party service providers of the Bank to access or disclose sensitive information or other data of the Bank, its customers or its employees. Attempts to illicitly or misleadingly induce employees, customers, third-party service providers or other users of the Bank’s systems will likely continue, in an effort to obtain sensitive information and gain access to the Bank’s or its customers’ or employees’ data or customer or Bank funds. In addition, the Bank’s customers often use their own devices, such as computers, smartphones, and tablets, which limits the Bank’s ability to mitigate certain risks introduced through these personal devices. The Bank may experience loss or damage arising from technology or cyber security threats.
The Bank regularly reviews external events and regularly assesses its controls and response capabilities to cyber-attacks or data security or other breaches, but these activities may not mitigate all risks, and the Bank may experience loss or damage arising from such attacks. Cyber and technology-related risks have become increasingly difficult to mitigate in totality mainly because the tactics, techniques, and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. As a result, the industry and the Bank are susceptible to experiencing potential loss or damage from these attacks. The adoption of certain technologies, such as cloud computing, artificial intelligence, machine learning, robotics, and process automation call for continued focus and investment to manage the Bank’s risks effectively. It is possible that the Bank, or those with whom the Bank does business, have not anticipated or implemented, or may not anticipate or implement effective measures against all such cyber and technology-related risks, particularly because the tactics, techniques, and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. Furthermore, cyber insurance providers are modifying their terms as a result of increased global cyber activity causing pricing uncertainty and coverage term changes across the industry. This has the potential to impact the Bank’s cyber insurance purchased to mitigate risk and may limit the amount of coverage available for financial losses. As such, with any cyber-attack, disruption of services, data, security or other breaches (including loss or exposure of confidential information), identity theft, corporate espionage or other compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure and systems, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration costs; increased costs to maintain and update the Bank’s operational and security systems and infrastructure; and reputational damage. If the Bank were to experience such an incident, it may take a significant amount of time and resources to investigate the incident to obtain full and reliable information necessary to assess the impact. The Bank’s owned and operated applications, processes, products, and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, pandemics or other public health emergencies, malicious insiders, cyber-attacks or other criminal or terrorist acts, or non-compliance
with regulations, which may impact the Bank’s operations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, and/or damage the Bank’s reputation, which in turn could lead to disruptions to its businesses and financial loss.

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Model Risk
The pandemic and the associated governmental assistance program have introduced a heightened level of uncertainty in models and impacted model reliability across various business areas. Models impacted by the low interest rate environment were redeveloped. Additionally, appropriate short- and long-term mitigants were identified and executed to improve resilience of models trained on historical data that may become less relevant under the current environment (e.g., IFRS 9 and stress testing models). New model limitations could emerge post-pandemic, and management will continue to reassess whether the identified
COVID-19
related limitations remain relevant and the corresponding mitigants remain appropriate, although such reassessments may not adequately or successfully improve the resilience of such models.
Fraud Activity
Fraud risk is the risk associated with acts designed to deceive others, resulting in loss and/or harm to shareholder value, brand, reputation, employee satisfaction and customers. Fraud Risk arises from numerous sources, including potential or existing customers, agents, third parties, contractors, employees and other internal or external parties, including service providers to the Bank’s customers that store bank account credentials and harvest data based on customers’ web banking information and activities. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such customers, counterparties or other external parties, including financial statements and financial information and authentication information. The Bank may also rely on the representations of customers, counterparties, and other external parties as to the accuracy and completeness of such information. In order to authenticate customers, whether through the Bank’s phone or digital channels or in its branches and stores, the Bank may also rely on certain authentication methods which could be subject to fraud. The Bank has seen an increase in more complex fraud, including cyber fraud and ongoing
COVID-19
related fraud schemes. The Bank has seen an increase in the threat environment emanating from the
COVID-19
pandemic against both customers and the Bank. Despite the Bank’s investments in fraud prevention and detection programs, capabilities, measures and defences, they have not, and in the future may not successfully mitigate against all fraudulent activity which could result in financial loss or disruptions in the Bank’s businesses. In addition to the risk of material loss (financial loss, misappropriation of confidential information or other assets of the Bank or its customers and counterparties) that could result from fraudulent activity, the Bank could face legal action and customer and market confidence in the Bank could be impacted.
Third-Party Service Providers
The Bank recognizes the value of using third parties to support its businesses, as they provide access to leading applications, processes, products and services, specialized expertise, innovation, economies of scale, and operational efficiencies. However, they may also create reliance upon the provider with respect to continuity, reliability, and security, and their associated processes, people and facilities. As the financial services industry and its supply chain become more complex, the need for robust, holistic, and sophisticated controls and ongoing oversight increases.
The Bank also recognizes that the applications, processes, products, and services of its providers could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, pandemics or other public health emergencies, malicious insiders, cyber-attacks or other criminal or terrorist acts, or non-compliance
with regulations, which could in turn impact the Bank’s operations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, and/or damage the Bank’s reputation, which in turn could lead to disruptions to its businesses and financial loss.
Introduction of New and Changes to Current Laws and Regulations
The financial services industry is highly regulated. TD’s operations, profitability and reputation could be adversely affected by the introduction of new laws and regulations, changes to, or changes in interpretation or application of current laws and regulations, issuance of judicial decisions, and changes in enforcement pace or activities. These adverse effects could also result from the fiscal, economic, and monetary policies of various central banks, regulatory agencies and governments in Canada, the United States, the United Kingdom, and other countries, and changes in the interpretation or implementation of those policies. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete on the basis of pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance.
In addition to the adverse impacts described above, the Bank’s failure to comply with applicable laws and regulations could result in sanctions, financial penalties, and changes including restrictions on offering certain products or services or on operating in certain jurisdictions, that could adversely impact its earnings, operations, and damage its reputation.
The global anti-money laundering and economic sanctions landscape continues to experience regulatory change, with significant, complex new laws and regulations that have, or are anticipated to, come into force in the short and medium-term in many of the jurisdictions in which the Bank operates.
The global data and privacy landscape is dynamic and regulatory expectations continue to evolve. New and amended legislation is anticipated in various jurisdictions in which the Bank does business.
Canadian, U.S. and global regulators have been increasingly focused on conduct and operational resilience matters and risks, and heightened expectations generally from regulators could lead to investigations, remediation requirements, and higher compliance costs. While the Bank takes numerous steps to continue to strengthen its conduct programs and its operational resilience, and prevent and detect outcomes which could potentially harm customers, colleagues or the integrity of the markets, such outcomes may not always be prevented or detected.
Local, national and international regulators have increased their focus on environmental, social and governance (ESG) matters, including the impact of climate change and financial and economic inclusion, with significant new and amendments to existing legislation anticipated in some of the jurisdictions in which the Bank does business.
In addition, there may be changes in interpretation or application of current laws and regulations to incorporate environmental, social and governance matters in ways that were not previously anticipated.
Despite the Bank’s monitoring and evaluation of the potential impact of rules, proposals, consent orders and regulatory guidance, governments and regulators around the world may introduce, and the issuance of judicial decisions may result in, unanticipated new regulations that are applicable to the Bank.
Canada
The Canadian Securities Administrators (CSA) has proposed regulations relating to over-the-counter
derivatives reform. The Bank is monitoring this regulatory initiative which, if implemented, could result in increased compliance costs, and compliance with these standards may impact the Bank’s businesses, operations and results.

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The CSA also introduced regulatory reforms to enhance the client-registrant relationship, referred to as Client Focused Reforms. Enhanced requirements under the Client Focused Reforms create a higher standard of conduct across all categories of registered dealers and advisors. This will result in new training, operational and systems costs, as well as changes in the types of products and services that are offered through the Bank’s registered affiliates.
In Canada, there are a number of government initiatives underway that could impact financial institutions, including regulatory initiatives with respect to payments evolution and modernization, open banking, consumer protection, protection of customer data, dealing with vulnerable persons, and anti-money laundering. In particular, new legislation related to consumer protection in the banking industry will come into effect in June 2022, and the Bank continues to work towards being compliant by the effective date.
The Government of Canada’s
bail-in
regime, which became effective in September 2018, was implemented through regulations published under the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and the Bank Act, providing the final details of conversion and issuance regimes for bail-in
instruments issued by
D-SIBs
including the Bank (collectively, the
Bail-in
Regulations). Further amendments were introduced to the CDIC Act in 2021 through Bill
C-30
that would support and clarify the scope of the cross-border enforceability of the stay provisions applicable to eligible financial contracts as well as clarify how investors, creditors and other participants may be compensated as a result of actions taken by financial sector authorities to sell, wind-down or restore to viability a failing bank, among other things. The bail-in
regime could adversely affect the Bank’s cost of funding.
United States
The 2018 U.S.
Economic Growth, Regulatory Relief and Consumer Protection Act
(Reform Act) included modifications to aspects of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), including stress testing. In addition, the applicable U.S. Federal regulatory agencies have adopted regulatory amendments to some of these requirements. In October 2019, the Federal Reserve issued a final rule that implemented the Reform Act’s changes to the application of enhanced prudential standards with respect to U.S. and
non-U.S.
banking organizations (the “Tailoring Rule”) based on the risk profile of the organization. The Bank has incurred, and will continue to incur, operational, capital, liquidity, and compliance costs resulting from these standards. In addition, as a result of the Bank’s designation as a
G-SIB
by the Financial Stability Board, the Bank’s U.S. operations will be subject to certain additional long-term debt and “total loss-absorbing capacity” capital requirements, effective in 2023.
The current U.S. regulatory environment for banking organizations may be further impacted by additional legislative or regulatory developments, including resulting from changes in U.S. executive administration, congressional leadership and/or agency leadership, and regulators focusing on potential racial discrimination and economic inequity, including fair lending. The ultimate consequences of these developments and their impact on the Bank remain uncertain and it remains unclear whether any other legislative or regulatory proposals relating to these requirements will be enacted or adopted.
Europe
In Europe, there remains a number of uncertainties in connection with the future of the United Kingdom – European Union relationship, and reforms implemented through the European Market Infrastructure Regulation and the review of Markets in Financial Instruments Directive and accompanying Regulation could result in higher operational and system costs and potential changes in the types of products and services the Bank can offer to customers in the region.
Regulatory Oversight and Compliance Risk
The Bank and its businesses are subject to extensive regulation and oversight by a number of different regulators and self-regulatory organizations around the world. Regulatory change and changes in regulator expectations occur in all jurisdictions in which the Bank operates. Governments and regulators around the world have demonstrated an increased focus on conduct risk, consumer protection, data control, use and security, capital and liquidity management, internal control frameworks, and money laundering and terrorist financing risks and threats. There is heightened scrutiny by regulators globally on the impact of
COVID-19
on customers as well as the Bank’s operations and its management and oversight of risks associated with the pandemic.
The Bank monitors and evaluates the potential impact of applicable regulatory developments (including enacted and proposed rules, standards, and regulatory guidance). However, while the Bank devotes substantial compliance, legal, and operational business resources to facilitate compliance with these developments by their respective effective dates, and also to the consideration of other governmental and regulator expectations, it is possible that: (i) the Bank may not be able to accurately predict the impact of final rules implementing such developments, the interpretation or enforcement actions taken by governments, regulators and courts regarding such rules, (ii) the Bank may not be able to develop or enhance the platforms, technology, or operational procedures and frameworks necessary to comply with, or adapt to, such rules or expectations in advance of their effective dates, or (iii) regulators and other parties could challenge the Bank’s compliance. This could require the Bank to take further actions or incur more costs than expected and may expose the Bank to enforcement and reputational risk. Regulatory change will continue to increase the Bank’s compliance and operational risks and costs. In addition, if governments or regulators take formal enforcement action against the Bank, the Bank’s operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results.
Also, it may be determined that the Bank has not adequately, completely or timely addressed regulatory developments or enforcement actions to which it is subject, in a manner which meets governmental or regulator expectations. The Bank has been subject to regulatory enforcement proceedings and has entered into settlement arrangements with regulators and self-regulatory organizations, and the Bank may continue to face a greater number or wider scope of investigations, enforcement actions, and litigation. In addition, public notifications of enforcement actions are becoming more prevalent which could negatively impact the Bank’s reputation.
The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance,
all of which could also lead to negative impacts on the Bank’s financial performance, operational changes including restrictions on offering certain products or services or on operating in certain jurisdictions, and its reputation.
Level of Competition, Shifts in Consumer Attitudes, and Disruptive Technology
The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and acquisition can be influenced by many factors, including the Bank’s reputation as well as the pricing, market differentiation, and overall customer experience of the Bank’s products and services.
Enhanced competition from incumbents and new entrants may impact the Bank’s pricing of products and services and may cause it to lose revenue and/or market share. Increased competition requires the Bank to make additional short and long-term investments to remain competitive and continue delivering differentiated value to its customers, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current and emerging competitors, which could include the domestic institutions in jurisdictions outside of Canada or the U.S., or non-

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traditional providers (such as Fintech or big technology competitors) of financial products and services.
Non-depository
or
non-financial
institutions are often able to offer products and services that were traditionally banking products and compete with banks in offering digital financial solutions (primarily mobile or web-based
services), without facing the same regulatory requirements or oversight. These competitors may also operate at much lower costs relative to revenue or balances than traditional banks. These third parties can seek to acquire customer relationships, react quickly to changes in consumer attitudes, and disintermediate customers from their primary financial institution, which can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank’s earnings.
The Bank is advancing its artificial intelligence (AI) capabilities, to help further inform the Bank’s business decisions and risk management practices as well as improve customer experiences and efficiency of business operations. AI may not appropriately or sufficiently replicate certain outcomes or accurately predict future events or exposures.
The Bank is also looking at emerging trends, some accelerated by the disruption caused by the
COVID-19
pandemic, that may disrupt traditional interfaces, interaction preferences, or customer expectations. The Bank considers various options to accelerate innovation, including making strategic investments in innovative companies, exploring partnership opportunities, and experimenting with new technologies and concepts internally, but these investments and activities may not be successful. Legislative or regulatory action relating to such new technologies could emerge and continue to evolve, potentially increasing compliance costs and risks.
Environmental and Social Risk (including Climate Change)
As a financial institution, TD is subject to environmental risk and social risk. Environmental risk is the risk of financial loss or reputational damage resulting from environmental factors, including climate change and other environmental degradation (e.g., pollution, resource scarcity, contamination, biodiversity loss and deforestation).
Social risk is the risk of loss, harm, or reputational damage resulting from social issues such as financing relationships with socially sensitive sectors, human rights issues (e.g., discrimination including racial inequality, modern slavery, access to banking, Indigenous Peoples’ rights), and perceptions of our customers, employees, investors and other stakeholders. Organizations, including TD, are under increasing scrutiny to address social and financial inequalities among racialized and other marginalized groups.
Climate risk is the risk of financial loss or reputational damage from materialized credit, market, operational or other risks resulting from the physical and transition risks of climate change to the Bank, its customers or the communities the Bank operates in. This includes physical risks related to the impacts of a changing climate, including changes in frequency or severity of extreme weather events, rising sea levels and temperatures, and transition risks related to impacts associated with legal, regulatory, technological or behavioural changes resulting from the transition to a lower-carbon economy.
The Bank has joined industry and governmental working groups and committees focused on developing or enhancing ESG performance and sustainable finance, and has aligned itself with certain
ESG-focused
initiatives. Among others, in 2020, TD announced its global Climate Action Plan, which includes a target to achieve net-zero
GHG emissions associated with its operations and financing activities by 2050, aligned to the objectives of the Paris Agreement. In October 2021, the Bank pledged to join the Net-Zero Banking Alliance, a global, industry-led initiative to accelerate and support efforts to address climate change. The Bank also announced a prohibition on providing new project-specific financial services for activities that are directly related to the exploration, development or production of oil and gas within the Arctic Circle. TD supports the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (TCFD) recommendations and has implemented new tools at both the borrower and transaction levels to enhance the Bank’s assessment of environmental and social risks, including climate change. TD is also participating in industry-wide working groups relating to the development of methodologies and approaches for climate scenario analysis.
Environmental and social risks may have financial implications for both the Bank and its stakeholders (i.e., customers, suppliers, shareholders). Strategic, reputational, business, legal and regulatory risks could arise from the Bank’s actual or perceived actions, or inaction, in relation to climate change and other environmental and social risk issues, progress against its environmental or social commitments, or our disclosures on these matters. These risks could also result from environmental and social matters impacting our stakeholders. TD’s participation in ESG memberships or commitments may further bolster these risks, and subject the Bank to increased scrutiny from its stakeholders. Furthermore, the Bank may be subject to liability risk as a result of regulatory orders and/or fines, enforcement of securities disclosure and financial supervisory capital adequacy requirements, and legal action by shareholders and other stakeholders.
OTHER RISK FACTORS
Legal Proceedings
The Bank and its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigation or disputes with third parties, including regulatory investigations and enforcement proceedings, related to its businesses and operations. The Bank manages the risks associated with these proceedings through a litigation management function. The volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings may increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders, limitations or prohibitions from engaging in business activities, or other results adverse to the Bank, which could materially affect the Bank’s business, financial condition, results of operations, cash flows, capital and credit ratings; require material changes in the Bank’s operations; result in loss of customers; or cause serious reputational harm to the Bank, which could also affect the Bank’s future business prospects. Moreover, some claims asserted against the Bank may be highly complex and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate, in some instances, until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are often subject to external approval, which may or may not be granted. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory investigations and enforcement proceedings related to its businesses and operations. Regulators and other government agencies examine the operations of the Bank and its subsidiaries on both a routine- and targeted-exam basis, and they may pursue regulatory settlements or other enforcement actions against the Bank in the future. For additional information relating to the Bank’s material legal proceedings, refer to Note 27 of the 2021 Consolidated Financial Statements.
Ability to Attract, Develop, and Retain Key Talent
The Bank’s future performance is dependent on the availability of qualified talent and the Bank’s ability to attract, develop, and retain key talent. The Bank’s management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities across a number of sectors including financial services. This competition has intensified and is expected to continue to intensify as a result of the impact of
COVID-19,
including as a result of remote work opportunities and relaxing geographic boundaries. Annually, the Bank undertakes a talent review process to assess critical capability

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requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, the Bank may not be able to do so. The Bank continues to rely on the Bank’s annual talent review program as well as the Bank’s regular, effective management practices to proactively assess and address retention and recruitment risk and emphasize on-going
communication with talent to ensure appropriate responses on a case-by-case
basis.
Foreign Exchange Rates, Interest Rates, Credit Spreads, and Equity Prices
Foreign exchange rate, interest rate, credit spread, and equity price movements in Canada, the United States, and other jurisdictions in which the Bank does business impact the Bank’s financial position and its future earnings. Changes in the value of the Canadian dollar relative to the global foreign exchange rates may also affect the earnings of the Bank’s small business, commercial, and corporate customers. A change in the level of interest rates, negative interest rates or a prolonged low interest rate environment affects the interest spread between the Bank’s deposits and other liabilities, and loans, and as a result, impacts the Bank’s net interest income. A change in the level of credit spreads affects the relative valuation of assets and liabilities, and as a result, impacts the Bank’s earnings. A change in equity prices impacts the Bank’s financial position and its future earnings, due to unhedged positions the Bank holds in tradeable equity securities. The Framework and policies manage the Bank’s risk appetite for known market risk.
Interbank Offered Rate (IBOR) Transition
Various interest rates and other indices that are deemed to be “benchmarks” (including IBOR benchmarks) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (“ARR”) have been continuing in various jurisdictions. The transition from IBORs to ARRs may result in market dislocation and have other adverse consequences to the Bank, its customers, market participants, and the financial services industry.
The Bank has significant contractual rights, obligations and exposures referenced to IBOR benchmarks as such discontinuance of, or changes to, benchmark rates could adversely affect the Bank’s business and results of operations. The Bank has established an enterprise-wide, cross functional initiative with senior management and Board oversight to evaluate and monitor the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions. The Bank continues to monitor industry and regulatory developments regarding the orderly wind-down of LIBOR and is incorporating global working group and regulator best practice guidance on transition activities.
In addition to operational challenges, market risks also arise because the new reference rates are likely to differ from the prior benchmark rates resulting in differences in the calculation of the applicable interest rate or payment amount. This could result in different financial performance for previously booked transactions, require alternative hedging strategies, or affect the Bank’s capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.
Accounting Policies and Methods Used by the Bank
The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements, and its reputation. The Bank has established procedures designed to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are controlled and occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Note 2 and Note 4, respectively, and significant accounting judgments, estimates, and assumptions are described in Note 3 of the 2021 Consolidated Financial Statements.

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RISK FACTORS AND MANAGEMENT
Managing Risk
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expenses and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its strategic objectives.
The Bank’s Enterprise Risk Framework (ERF) reinforces the Bank’s risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) determining the risks arising from the Bank’s strategy and operations; (2) how the Bank defines the types of risk to which it is exposed; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, monitor and report risk. The Bank’s risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within the Bank’s risk appetite.
RISKS INVOLVED IN TD’S BUSINESSES
The Bank’s Risk Inventory sets out the Bank’s major risk categories and related subcategories to which the Bank’s businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. The Bank’s major risk categories are: Strategic Risk; Credit Risk; Market Risk; Operational Risk; Model Risk; Insurance Risk; Liquidity Risk; Capital Adequacy Risk; Legal, Regulatory Compliance and Conduct Risk; and Reputational Risk.

RISK APPETITE
The Bank’s RAS is the primary means used to communicate how the Bank views risk and determines the type and amount of risk it is willing to take to deliver on its strategy and enhance shareholder value. In defining its risk appetite, the Bank takes into account its vision, purpose, strategy, shared commitments, and capacity to bear risk under both normal and recessionary conditions. The core risk principles for the Bank’s RAS are as follows:
The Bank takes risks required to build its business, but only if those risks:
1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not ‘bet the Bank’ on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.
The Bank’s Risk Appetite Governance Framework describes the assumptions, responsibilities, and processes established to define, maintain, and govern TD’s risk appetite. The Bank considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAS and a broad collection of principles, policies, processes, and tools.
The Bank’s RAS describes, by major risk category, the Bank’s risk principles and establishes both qualitative and quantitative measures, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be aggregated at the enterprise level and disaggregated at the business segment level.
Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on the Bank’s RAS measures. The Risk Management function also monitors and evaluates the effectiveness of these practices and processes, as well as the RAS measures. Compliance with RAS principles and measures is reported regularly to senior management, the Board, and the Risk Committee; other measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management’s performance against the Bank’s RAS measures.
RISK CULTURE
Risk culture is one of the attributes that is integral to TD’s overall organizational culture. It forms part of and is guided by the TD Culture Framework. The central oversight for culture at TD is led by Human Resources (HR) in partnership with Risk Management and Global Compliance. The Risk Committee engages with the Chief Risk Officer (CRO) who leads a diverse team of risk professionals to drive a proactive risk culture.
The Bank’s risk culture starts with the “tone at the top” set by the Board, Chief Executive Officer (CEO), and the Senior Executive Team (SET), and is supported by the Bank’s vision, purpose, and shared commitments. These governing objectives describe the behaviours that the Bank seeks to foster, among its employees, in building a culture where the only risks taken are those that can be understood and managed. The Bank’s risk culture embraces accountability, learning from past experiences, and encourages open communication and transparency on all aspects of risk taking. The Bank’s employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk appetite.
Ethical behaviour is a key component of the Bank’s risk culture. The Bank’s Code of Conduct and Ethics guides employees and Directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every Bank employee and Director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair. The Bank’s desired risk culture is reinforced by linking compensation to management’s performance against the Bank’s Risk Appetite and shared behaviours. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An

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annual consolidated assessment of management’s performance against the RAS is prepared by Risk Management, reviewed by the Risk Committee, and is used by the HR Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.
In addition, governance, risk, and oversight functions operate independently from business segments supported by an organizational structure that provides objective oversight and independent challenge. Governance, risk, and oversight function heads, including the CRO, have unfettered access to respective Board committees to raise risk, compliance, and other issues. Lastly, awareness and communication of the Bank’s RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen the Bank’s risk culture by increasing the knowledge and understanding of the Bank’s expectations for risk taking.
WHO MANAGES RISK
The Bank’s risk governance structure emphasizes and balances independent oversight with clear ownership for risk control within each business segment. Under the Bank’s approach to risk governance, a “three lines of defence” model is employed, in which the first line of defence is the risk owner, the second line provides risk oversight, and the third line is internal audit.
The Bank’s risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. The Bank’s overall risk and control oversight is provided by the Board and its committees. The CEO and SET determine the Bank’s long-term direction which is then carried out by business segments within the Bank’s risk appetite. Risk Management, headed by the Group Head and CRO, sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee.
The Bank has a subsidiary governance framework to support its overall risk governance structure, including boards of directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the Board Risk Committee.
The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank’s risk governance structure is illustrated in the following figure.
RISK GOVERNANCE STRUCTURE

The Board of Directors
The Board oversees the Bank’s strategic direction, the implementation of an effective risk culture, and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees, the Audit, Risk, Corporate Governance, and HR committees. The Board reviews and approves the Bank’s RAS and related measures annually, and monitors the Bank’s risk profile and performance against risk appetite measures.
The Audit Committee
The Audit Committee oversees financial reporting, the adequacy and effectiveness of internal controls, including internal controls over financial reporting, and the activities of the Bank’s Global Anti-Money Laundering (GAML) group, Compliance group, and Internal Audit.

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The Risk Committee
The Risk Committee is responsible for reviewing and recommending TD’s RAS for approval by the Board annually. The Risk Committee oversees the management of TD’s risk profile and performance against its risk appetite. In support of this oversight, the committee reviews and approves certain enterprise-wide risk management frameworks and policies that support compliance with TD’s risk appetite, and monitors the management of risks and risk trends.
The Human Resources Committee
The HR Committee is responsible for overseeing the management of the Bank’s culture. In addition to its other responsibilities, it satisfies itself that HR risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank’s business objectives.
The Corporate Governance Committee
The Corporate Governance Committee, in addition to its other responsibilities, develops, and where appropriate, recommends to the Board for approval corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Bank, and also acts as the conduct review committee for the Bank, including providing oversight of conduct risk. The committee also has oversight of the Bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for environmental and social matters.
Chief Executive Officer and Senior Executive Team
The CEO and the SET develop and recommend to the Board the Bank’s long-term strategic direction and also develop and recommend for Board approval TD’s risk appetite. The SET members set the “tone at the top” and manage risk in accordance with the Bank’s risk appetite while considering the impact of emerging risks on the Bank’s strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.
Executive Committees
The CEO, in consultation with the CRO determines the Bank’s executive committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.
The Enterprise Risk Management Committee (ERMC), chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following executive committees have been established to manage specific major risks based on the nature of the risk and related business activity:
•
ALCO – chaired by the SET member responsible for Treasury and Balance Sheet Management (TBSM), the Asset/Liability and Capital Committee (ALCO) oversees directly and through its standing subcommittees (the Enterprise Capital Committee (ECC) and Global Liquidity and Funding Forum (GLF)), the management of the Bank’s consolidated non-trading
market risk and each of its consolidated liquidity, funding, investments, and capital positions.

•	OROC – chaired by the Group Head and CRO, the Operational Risk Oversight Committee (OROC) oversees the identification, monitoring, and control of key risks within the Bank’s operational risk profile.
•
Disclosure Committee – chaired by the CFO, the Disclosure Committee oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure to regulators with respect to public disclosure, shareholders, and the market.

•
ERRC – chaired by the Group Head and CRO, the Enterprise Reputational Risk Committee (ERRC) oversees the management of reputational risk within the Bank’s risk appetite, and also provides a forum for discussion, review, and escalation for non-traditional
risks.

Risk Management
The Risk Management function, headed by the CRO, provides independent oversight of enterprise-wide risk management, risk governance, and control including the setting of risk strategy and policy to manage risk in alignment with the Bank’s risk appetite and business strategy. Risk Management’s primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk culture. Risk Management works with the business segments and other corporate oversight functions to establish policies, standards, and limits that align with the Bank’s risk appetite and monitors and reports on existing and emerging risks and compliance with the Bank’s risk appetite. The CRO leads and directs a diverse team of risk management professionals organized to oversee risks arising from each of the Bank’s major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are brought to the attention of senior management and the Risk Committee.
Business Segments
Each business segment has a dedicated risk management function that reports directly to a senior risk executive who, in turn, reports to the CRO. This structure supports an appropriate level of independent oversight while emphasizing accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC, and approved by the CEO, to align with the Bank’s risk appetite and manage risk within approved risk limits.
Internal Audit
The Bank’s Internal Audit function provides independent and objective assurance to the Board regarding the reliability and effectiveness of key elements of the Bank’s risk management, internal control, and governance processes.
Compliance
The Compliance Department is responsible for fostering a culture of int
e
grity, ethics, and compliance throughout the Bank; delivering independent regulatory compliance and conduct risk management and oversight throughout the Bank; and, providing reliable and objective guidance and reporting to senior leadership and the Board on the state of regulatory compliance and conduct risk, based on independent monitoring and testing conducted and advising whether the Regulatory Compliance Management controls are sufficiently robust to achieve compliance with applicable regulatory requirements enterprise-wide.
Global Anti-Money Laundering
The GAML Department is responsible for regulatory compliance with Anti-Money Laundering (AML), Anti-Terrorist Financing, Economic Sanctions, and anti-bribery/anti-corruption regulatory compliance and broader prudential risk management across the Bank in alignment with enterprise AML policies so that the money laundering, terrorist financing, economic sanctions, and bribery and corruption risks are appropriately identified and mitigated.

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Three Lines of Defence
In order to further the understanding of responsibilities for risk management, the Bank employs the following “three lines of defence” model that describes the respective accountabilities of each line of defence in managing risk across the Bank.

THREE LINES OF DEFENCE
FIRST LINE	RISK OWNER
IDENTIFY AND CONTROL
• Own, identify, manage, measure, and monitor current and emerging risks in day-to-day
activities, operations, products, and services.
• Design, implement, and maintain appropriate mitigating controls, and assess the design and operating effectiveness of those controls.
• Assess activities to maintain compliance with applicable laws and regulations.
• Monitor and report on risk profile so that activities are within TD’s risk appetite and policies.
• Implement risk-based approval processes for all new products, activities, processes, and systems.
• Escalate risk issues and develop and implement action plans in a timely manner.
• Deliver training, tools, and advice to support its accountabilities.
• Promote a strong risk management culture.

SECOND LINE	RISK OVERSIGHT
SET STANDARDS AND CHALLENGE
• Establish and communicate enterprise governance, risk, and control strategies, frameworks, and policies.
• Provide oversight and independent challenge to the first line through an effective objective assessment, that is evidenced and documented where material, including:
–  Challenge the quality and sufficiency of the first line’s risk activities;
–  Identify and assess current and emerging risks and controls, using a risk-based approach, as appropriate;
–  Monitor the adequacy and effectiveness of internal control activities;
–  Review and discuss assumptions, material risk decisions and outcomes;
–  Aggregate and share results across business lines and control areas to identify similar events, patterns, or broad trends;
–  Identify and assess, and communicate relevant regulatory changes;
–  Develop and implement risk measurement tools so that activities are within TD’s RAS;
–  Monitor and report on compliance with TD’s RAS and policies; and
–  Escalate risk issues in a timely manner.
• Report on the risks of the Bank on an enterprise-wide and disaggregated level to the Board and/or senior management, independently of the business lines or operational management.
• Provide training, tools, and advice to support the first line in carrying out its accountabilities.
• Promote a strong risk management culture.

THIRD LINE	INTERNAL AUDIT
INDEPENDENT ASSURANCE	• Verify independently that TD’s ERF is designed and operating effectively. • Validate the effectiveness of the first and second lines in fulfilling their mandates and managing risk.
In support of a strong risk culture, the Bank applies the following principles in governing how it manages risk:
Enterprise-Wide in Scope
– Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings to the extent they may impact the Bank, and all boundaries both geographic and regulatory.
Transparent and Effective Communication
– Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
Enhanced Accountability
– Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
Independent Oversight
– Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
Integrated Risk and Control Culture
– Risk Management disciplines will be integrated into the Bank’s daily routines, decision-making, and strategy formulation.
Strategic Balance
– Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.
APPROACH TO RISK MANAGEMENT PROCESSES
The Bank’s comprehensive and proactive approach to risk management is comprised of four processes: risk identification and assessment, measurement, control, and monitoring and reporting.
Risk Identification and Assessment
Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, and non-traditional
or emerging risks from the changing environment. The Bank’s objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, the Bank’s Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.
Risk Measurement
The ability to quantify risks is a key component of the Bank’s risk management process. The Bank’s risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.
In quantifying risk, the Bank uses various risk measurement methodologies, including
Value-at-Risk
(VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires business segments and corporate oversight functions to assess key risks and internal controls through a structured Risk and Control Self-Assessment program. Internal and external risk events are monitored to assess whether the Bank’s internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

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Risk Control
The Bank’s risk control processes are established and communicated through Risk Committee and management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect its risk appetite and risk tolerances.
The Bank’s approach to risk control also includes risk and capital assessments to appropriately capture key risks in its measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Bank’s Internal Capital Adequacy Assessment Programs (ICAAP) and related economic capital practices. The Bank’s performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.
Risk Monitoring and Reporting
The Bank monitors and reports on risk levels on a regular basis against its risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its committees, and appropriate executive and management committees. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank’s risk profile. The Bank is developing methodologies and approaches for climate scenario analysis through participation in industry-wide working groups and is working to embed the assessment of climate-related risks and opportunities into relevant Bank processes.
Stress Testing
Stress testing is an integral component of the Bank’s risk management framework and serves as a key component of the Bank’s capital, strategic and financial planning processes. Stress testing at the Bank comprises an annual enterprise-wide stress test featuring a range of severities, prescribed regulatory stress tests in multiple jurisdictions for various legal entities, and various ad hoc stress tests. The results of these stress tests enable management to assess the impact of geopolitical events and changes to economic and other market factors on the Bank’s financial condition and assist in the determination of capital targets, capital risk appetite limits and liquidity adequacy. These exercises also complement the identification and quantification of vulnerabilities, the monitoring of changes in risk profile, the establishment of risk appetite limits and the assessment of the impact of strategic business decisions and potential management actions.
The Bank utilizes a combination of quantitative modelling and qualitative approaches to estimate the impact on the Bank’s performance under hypothetical stress situations. Stress testing engages senior management across the lines of business, Finance, TBSM, Economics, and Risk Management. Stress test results are reviewed, challenged and approved by senior management, governance councils and executive oversight committees. The Bank’s Risk Committee also reviews, challenges and discusses results. The results are submitted, disclosed or shared with regulators as required or requested.
Enterprise-Wide Stress Testing
The Bank conducts an annual EWST as part of a comprehensive capital planning, strategic, and financial exercise that is a key component of the ICAAP framework. The EWST results are considered in establishing the Bank’s capital targets and risk appetite limits. The program is subject to a well-defined governance structure that facilitates oversight and engagement throughout the organization. The Bank’s EWST program involves the development, application, and assessment of severe, but plausible, stress scenarios on the balance sheet, income statement, capital, liquidity, and leverage. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities, and changes to the risk profile of the Bank. Stress scenarios are developed with consideration of the Bank’s key business activities, exposures, concentrations and vulnerabilities. The scenarios cover a wide variety of risk factors meaningful to the Bank’s risk profile in both the North American and global economies including, but not limited to, changes to unemployment, gross domestic product, home prices, and interest rates.
Typical EWSTs feature two scenarios. One is a plausible scenario calibrated to historical recessions in Canada and the U.S. and is used to evaluate downside risks. The other is an extremely high severity, low probability scenario targeted towards stressing
TD-specific
risks and vulnerabilities in support of the ICAAP.
For the 2021 EWST program, the Bank determined that the recession scenario was no longer effective to allow it to evaluate the downside risks given the
COVID-19
pandemic environment. As such, the 2021 EWST program assessed a single scenario with extremely high severity, which featured further economic deterioration with a prolonged recovery driven by ineffective vaccines, more stringent lockdown measures and lack of progress on long-term fiscal plans. The assessment of the scenario concluded that the Bank had sufficient capital to withstand the extremely severe and prolonged stress conditions.
Other Stress Tests
Stress tests are also conducted on certain legal entities and jurisdictions, in line with prescribed regulatory requirements. The Bank’s U.S.-based operating bank subsidiaries’ capital planning process includes activities and results from the Office of the Comptroller of the Currency’s (OCC) Dodd-Frank Act stress testing (DFAST) requirements. The Bank’s U.S. holding company capital planning process includes the stress testing activities and results from the Federal Reserve Board’s capital plan rule and related Comprehensive Capital Analysis and Review (CCAR) requirements. In addition, certain Bank subsidiaries in Singapore, Ireland, and the United Kingdom conduct stress testing exercises as part of their respective ICAAP. The Bank undertakes other internal and regulatory based stress tests including, but not limited to, liquidity and market risk, which are detailed in the respective sections.
The Bank also conducts scenario and sensitivity analysis as part of the Recovery and Resolution Planning program to assess potential mitigating actions and contingency planning strategies, as required. In addition, the Bank conducts ad hoc stress tests, which include enterprise or targeted portfolio testing, to evaluate potential vulnerabilities to specific changes in economic and market conditions.
Strategic Risk
Strategic risk is the risk of
sub-optimal
outcomes (including financial loss or reputational damage) arising from the Bank
’s
choice of strategies, the improper implementation of chosen strategies, the inability to implement chosen strategies, an inadequate response to disruption to the Bank’s strategies or the taking of tail risk (i.e., low probability events that can result in extremely large quantifiable losses). Strategies include current operations and merger and acquisition activities.
WHO MANAGES STRATEGIC RISK
The CEO manages Strategic Risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy and Decision Support group, under the leadership of the Chief Financial Officer (CFO), is charged with developing the Bank’s overall long-term strategy and shorter-term strategic priorities with input and support from senior executives across the Bank.

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Each member of the SET is responsible for establishing and managing long-term strategy and shorter-term priorities for their areas of responsibility (business segment or corporate function), and that such strategies are aligned with the Bank’s overall long-term strategy and short-term strategic priorities, and within the enterprise risk appetite. Each SET member is also accountable to the CEO for identifying, assessing, measuring, controlling, monitoring, and reporting on the effectiveness and risks of their business strategies.
The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank’s strategies, identifying related risks, and explaining how those risks are managed.
The ERMC oversees the identification and monitoring of significant and emerging risks related to the Bank’s strategies so that mitigating actions are taken where appropriate.
HOW TD MANAGES STRATEGIC RISK
The Bank’s enterprise-wide strategies and operating performance, and those of significant business segments and corporate functions, are assessed regularly by the CEO and the members of the SET through an integrated financial and strategic planning process, as well as operating results reviews.
The Bank’s RAS establishes strategic risk limits at the enterprise and business segment-level. Limits include qualitative and quantitative assessments and are established to monitor and control business concentrations, strategic disruption, and environmental and social risks.
The Bank’s annual integrated planning process establishes plans at the enterprise, segment, and strategic business line-levels (subsets of business segments). The plans include key operating trends, long-term strategy, shorter-term strategies, target metrics, key risks and mitigants, ESG considerations, and alignment with enterprise strategy and risk appetite.
Operating results are reviewed on a periodic basis during the year to monitor segment-level performance against the integrated financial and strategic plan. These reviews include an evaluation of the long-term strategy and short-term strategic priorities of each business segment, including the operating environment, competitive position, performance assessment, initiatives for strategy execution and key business risks. The frequency of the operating results reviews depends on the risk profile and size of the business segment or corporate function.
The Bank’s strategic risk, and adherence to its risk appetite, is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, material acquisitions are assessed for their fit with the Bank’s strategy and risk appetite in accordance with the Bank’s Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7,
Financial Instruments: Disclosures
, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2021 and 2020.
Credit Risk
Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.
The Bank’s primary objective is to be methodical in its credit risk assessment so that the Bank can understand, select, and manage its exposures to reduce significant fluctuations in earnings.
The Bank’s strategy is to include central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.
WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but also report to Risk Management.
Each business segment’s credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management’s approval for credit decisions beyond its discretionary authority.
Risk Management is accountable for oversight of credit risk by developing policies that govern and control portfolio risks, and approval of product-specific policies, as required.
The Risk Committee oversees the management of credit risk and annually approves certain significant credit risk policies.
HOW TD MANAGES CREDIT RISK
The Bank’s Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for credit risk.
Credit risk policies and credit decision-making strategies, as well as the discretionary limits of officers throughout the Bank for extending lines of credit are centrally approved by Risk Management, and the Board where applicable.
Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.
In the Bank’s Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value
constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use, and monitor and assess the performance of scoring models and decision strategies to align with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported and larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management.
The Bank’s Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings (BRR and FRR), quantify and monitor the level of risk, and facilitate the associated risk management. Risk ratings are also used to determine the amount of credit exposure the Bank is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank’s credit risk models are monitored on an ongoing basis.

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Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related
finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.
As part of the Bank’s credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to provide for a diversified loan portfolio and to reduce the risk of undue concentration. The Bank manages this risk using limits based on an internal risk rating score that combines TD’s industry risk rating model and industry analysis, and regularly reviews industry risk ratings to assess whether internal ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial private sector exposure.
The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as “entity risk”. All entity risk is approved by the appropriate decision-making authority using limits based on the entity’s BRR and, for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.
To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.
The Basel Framework
The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive.
The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches for calculating credit, market, and operational RWA.
Credit Risk and the Basel Framework
The Bank received approval from OSFI to use the Basel AIRB Approach for credit risk, effective November 1, 2007, with certain exemptions. Effective the third quarter of 2020, OSFI approved the use of the AIRB approach for the non-retail
portfolio in the U.S. Retail segment. With this approval, the Bank now uses the AIRB approach for all material portfolios.
To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.
Credit Risk Exposures Subject to the AIRB Approach
Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank’s 2021 Consolidated Financial Statements. The Bank’s credit risk exposures are divided into two main portfolios, retail and non-retail.
Risk Parameters
Under the AIRB Approach, credit risk is measured using the following risk parameters:
•	Probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one-year time horizon.
•	Loss given default (LGD) – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD).
•	EAD – the total amount the Bank is exposed to at the time of default.
By applying these risk parameters, the Bank can measure and monitor its credit risk to verify that it remains within pre-determined
thresholds.
Retail Exposures
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types
of retail exposures: residential secured (for example, individual mortgages and home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).
The Bank calculates RWA for its retail exposures using the AIRB Approach. All retail PD, LGD, and EAD parameter models are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types.
Account-level PD, LGD, and EAD models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.
Consistent with the AIRB Approach, the Bank defines default for exposures as delinquency of 90 days or more for the majority of retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, such as, direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of credit limits at default. PD, LGD, and EAD models are calibrated using established statistical methods, such as logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account’s previous history and current status; an account’s age on book; a customer’s credit bureau attributes; and a customer’s other holdings with the Bank, and macroeconomic inputs, such as unemployment rate. For secured products such as residential mortgages, property characteristics, loan-to-value
ratios, and a customer’s equity in the property, play a significant role in PD as well as in LGD models.
All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.
Exposures are then assigned to one of nine
pre-defined
PD segments based on their estimated
long-run
average
one-year
PD.
The predictive power of the Bank’s retail credit models is assessed against the most recently available one-year
default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation as outlined in the “Model Risk Management” section of this disclosure.
Long-run
PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run
average over the credit cycle to estimate PD.
LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

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For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.
The following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.24 18.25 to 99.99
Default	9	100.00
Non-Retail

Exposures
In the

non-retail

portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail

credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB Approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.
The Bank evaluates credit risk for

non-retail

exposures by using both a BRR and FRR. The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data. In Canada, for both the wholesale and commercial lending portfolios, credit risk models are calibrated based on internal data beginning in 1994. In the U.S., credit risk models are calibrated based on internal data beginning in 2007. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.
Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and allowance for credit losses
.
Borrower Risk Rating and PD
Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower’s competitive position, financial performance, economic, and industry trends, management quality, and access to f
u
nds. Under the AIRB Approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected
through-the-cycle

PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgment, as prescribed within the Bank’s credit policies.
To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is
a
 through-the-cycle
approach. TD’s

21-point

BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default
Facility Risk Rating and LGD
The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.
Different FRR models are used based on industry and obligor size. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgment to the quantitative LGD scale.
The AIRB Approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery. To reflect this, calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.
Exposure at Default
The Bank calculates

non-retail

EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Committed Undrawn), where UGD is a percentage between 0% and 100%.
BRR and drawn ratio up to

one-year

prior to default are predictors for UGD. Consequently, the UGD estimates are calibrated by BRR and drawn ratio, the latter representing the ratio of the drawn to authorized amounts.

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Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different from average UGD, therefore the UGDs are set at the average calibrated level, by drawn ratio and/or BRR, plus an appropriate adjustment for statistical and model uncertainty.
Credit Risk Exposures Subject to the Standardized Approach (SA)
Currently SA to credit risk is used on exempted portfolios which are either immaterial or expected to wind down. Under SA, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. The Bank uses external credit ratings, including Moody’s and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).
The Bank applies the following risk weights to
on-balance
sheet exposures under SA:

Sovereign	0	% 1
Bank	20	% 1

Corporate	100%

1	The risk weight may vary according to the external risk rating.

Lower risk weights apply where approved credit risk mitigants exist.
Non-retail
loans that are more than 90 days past due receive a risk weight of 150%. For off-balance
sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.
Derivative Exposures
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. Derivative-related credit risks are subject to the same credit approval standards that the Bank uses for assessing loans. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way
risk exposures, and managing the size, diversification, and maturity structure of the portfolios.
The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as ongoing stress testing to identify and quantify exposure under a range of adverse scenarios. The Bank establishes various limits to manage business volumes and concentrations. Risk Management independently measures and monitors counterparty credit risk relative to established credit policies and limits. As part of the credit risk monitoring process, management periodically reviews all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties, and to assess the valuation of underlying financial instruments and the impact evolving market conditions may have on the Bank.
To reduce credit risk exposure, the Bank employs mitigation strategies that include master netting agreements, collateral pledging, central clearing houses and other credit risk mitigation techniques. Master netting agreements allow the Bank to offset and arrive at a net obligation amount, whereas collateral agreements allow the Bank to secure the Bank’s exposure. By taking the opposite position to each trade, central clearing houses also reduce bilateral credit risk.
There are two types of
wrong-way
risk exposures, namely general and specific. General
wrong-way
risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way
risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way
risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.
The Bank uses the standardized approach for counterparty credit risk to calculate the EAD amount, which is defined by OSFI as a multiple of the summation of replacement cost and potential future exposure, to
e
stimate the risk and determine regulatory capital requirements for derivative exposures.
Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:
•	Risk parameter estimates – PDs, LGDs, and EADs are reviewed and updated against actual loss experience to verify that estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.
Risk Management verifies that the credit risk rating system complies with the Bank’s Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank’s credit risk rating system.
Credit Risk Mitigation
The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial
security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank’s own assessment of the borrower’s or counterparty’s credit quality and capacity to pay.
In the Retail and Commercial banking businesses, security for loans is primarily non-financial
and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans are to investment grade borrowers where no security is pledged.
Non-investment
grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.
The Bank also uses collateral, master netting agreements and central clearing houses to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined
discounts and procedures for the receipt, safekeeping, and release of pledged securities.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 67

In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by the Bank’s counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party
arrangements with industry standard agreements.
Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to the AIRB approach, the Bank only recognizes irrevocable guarantees for Commercial Banking and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.
The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.
The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. AVMs are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third-party appraisals.
Gross Credit Risk Exposure
Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 42: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based Approaches
1

(millions of Canadian dollars)					As at
		October 31, 2021			October 31, 2020
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$4,323	$433,144	$437,467	$3,594	$409,564	$413,158
Qualifying revolving retail	–	151,006	151,006	–	153,820	153,820

Other retail	3,368	88,894	92,262	3,135	88,185	91,320
Total retail	7,691	673,044	680,735	6,729	651,569	658,298
Non-retail
Corporate	6,066	625,640	631,706	11,774	588,331	600,105
Sovereign	1	470,671	470,672	1	528,598	528,599

Bank	519	136,004	136,523	446	149,117	149,563

Total non-retail	6,586	1,232,315	1,238,901	12,221	1,266,046	1,278,267
Gross credit risk exposures	$14,277	$1,905,359	$1,919,636	$18,950	$1,917,615	$1,936,565

1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

Other Credit Risk Exposures
Non-trading
Equity Exposures
The Bank applies the simple risk weight method under the market-based approach to calculate RWA on the non-trading
equity exposures. Under the simple risk weight method, a 300% risk weight is applied to equity holdings that are publicly traded and a 400% risk weight is applied to all other equity holdings. Equity exposures to sovereigns and holdings made under legislated programs continue to follow the appropriate OSFI prescribed risk weights of 0%, 20% or 100%.
Securitization Exposures
Effective November 1, 2018, the Bank applies risk weights to all securitization exposures under the revised securitization framework published by OSFI. The revised securitization framework includes a hierarchy of approaches to determine capital treatment, and transactions that meet the simple, transparent, and comparable requirements that are eligible for preferential capital treatment.
Effective the second quarter of 2021, the Bank began using the
SEC-IRBA
for qualified exposures. Under
SEC-IRBA,
risk weights are determined using a loss coverage model that quantifies and monitors the level of risk. The
SEC-IRBA
also considers credit enhancements available for loss protection.
For externally rated exposures that do not qualify for
SEC-IRBA,
the Bank uses an External Ratings-Based Approach
(SEC-ERBA).
Risk weights are assigned to exposures using external ratings by external rating agencies, including Moody’s and S&P. The
SEC-ERBA
also takes into account additional factors, including the type of the rating (long-term or short-term), maturity, and the seniority of the position.
For exposures that do not qualify for
SEC-IRBA
or
SEC-ERBA,
and are held by an ABCP issuing conduit, the Bank uses the Internal Assessment Approach (IAA).
Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank’s IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class. Under the IAA, exposures are multiplied by OSFI prescribed risk weights to calculate RWA for capital purposes.
For exposures that do not qualify for
SEC-IRBA,
SEC-ERBA
or the IAA , the Bank uses the Standardized Approach
(SEC-SA).
Under
SEC-SA,
the primary factors that determine the risk weights include the asset class of the underlying loans, the seniority of the position, the level of credit enhancements, and historical delinquency rates.
Irrespective of the approach being used to determine the risk weights, all exposures are assigned an internal risk rating based on the Bank’s assessment, which must be reviewed at least annually. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.
The Bank’s internal rating process is subject to all of the key elements and principles of the Bank’s risk governance structure, and is managed in the same way as outlined in this “Credit Risk” section.
The Bank uses the results of the internal rating in all aspects of its credit risk management, including performance tracking, control mechanisms, and management reporting.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 68

Market Risk
Trading Market Risk is the risk of loss in financial instruments held in trading positions due to adverse movements in market factors. These market factors include interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, and their respective volatilities.
Non-Trading
Market Risk is the risk of loss on the balance sheet or volatility in earnings from non-trading
activities such as asset-liability management or investments, due to adverse movements in market factors. These market factors are predominantly interest rates, credit spreads, foreign exchange rates and equity prices.
The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading
activities. The Bank is an active participant in the market through its trading and investment portfolios, seeking to realize returns for TD through careful management of its positions and inventories. In the Bank’s non-trading
activities, it is exposed to market risk through the everyday banking transactions that the Bank’s customers execute with TD.
The Bank complied with the Basel III market risk requirements as at October 31, 2021, using the Internal Models Approach.
MARKET RISK LINKAGE TO THE BALANCE SHEET
The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 43:  MARKET RISK LINKAGE TO THE BALANCE SHEET
1

(millions of Canadian dollars)									As at
	October 31, 2021				October 31, 2020
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$159,962	$423	$159,539	$–	$164,149	$435	$163,714	$–	Interest rate
Trading loans, securities, and other	147,590	138,701	8,889	–	148,318	143,381	4,937	–	Interest rate
Non-trading financial assets at fair value through profit or loss	9,390	–	9,390	–	8,548	–	8,548	–	Equity, foreign exchange, interest rate
Derivatives	54,427	52,352	2,075	–	54,242	51,722	2,520	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,564	–	4,564	–	4,739	–	4,739	–	Interest rate
Financial assets at fair value through other comprehensive income	79,066	–	79,066	–	103,285	–	103,285	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	268,939	–	268,939	–	227,679	–	227,679	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	167,284	7,992	159,292	–	169,162	7,395	161,767	–	Interest rate
Loans, net of allowance for loan losses	722,622	–	722,622	–	717,523	–	717,523	–	Interest rate
Customers’ liability under acceptances	18,448	–	18,448	–	14,941	–	14,941	–	Interest rate
Investment in Schwab	11,112	–	11,112	–	12,174	–	12,174	–	Equity
Other assets 2	2,677	–	2,677	–	2,277	–	2,277	–	Interest rate

Assets not exposed to market risk	82,591	–	–	82,591	88,828	–	–	88,828

Total Assets	$1,728,672	$199,468	$1,446,613	$82,591	$1,715,865	$202,933	$1,424,104	$88,828
Liabilities subject to market risk
Trading deposits	$22,891	$22,731	$160	$–	$19,177	$18,089	$1,088	$–	Equity, interest rate
Derivatives	57,122	51,817	5,305	–	53,203	50,237	2,966	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	13,505	13,505	–	–	13,718	13,718	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	113,988	7	113,981	–	59,665	15	59,650	–	Interest rate
Deposits	1,125,125	–	1,125,125	–	1,135,333	–	1,135,333	–	Interest rate, foreign exchange
Acceptances	18,448	–	18,448	–	14,941	–	14,941	–	Interest rate
Obligations related to securities sold short	42,384	41,242	1,142	–	34,999	34,307	692	–	Interest rate
Obligations related to securities sold under repurchase agreements	144,097	5,126	138,971	–	188,876	3,675	185,201	–	Interest rate
Securitization liabilities at amortized cost	15,262	–	15,262	–	15,768	–	15,768	–	Interest rate
Subordinated notes and debentures	11,230	–	11,230	–	11,477	–	11,477	–	Interest rate
Other liabilities 2	16,144	–	16,144	–	18,431	–	18,431	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	148,476	–	–	148,476	150,277	–	–	150,277
Total Liabilities and Equity	$1,728,672	$134,428	$1,445,768	$148,476	$1,715,865	$120,041	$1,445,547	$150,277

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in in the current period.
2	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 69

MARKET RISK IN TRADING ACTIVITIES
The overall objective of the Bank’s trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. The Bank must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth
knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.
WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to conduct a review of the market risk profile, trading results of the Bank’s trading businesses as well as changes to market risk policies. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.
There were no significant reclassifications between trading and non-trading
books during the year ended October 31, 2021.
HOW TD MANAGES MARKET RISK IN TRADING ACTIVITIES
Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank’s risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with the Bank’s Risk Appetite for trading market risk.
Trading Limits
The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.
The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.
Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.
At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.
The following graph discloses daily
one-day
VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the year ending October 31, 2021, there were 16 days of trading losses and trading net revenue was positive for 94% of the trading days, reflecting normal trading activity. Losses in the year did not exceed

VaR on any trading day.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 70

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements. In 2021, the Bank implemented infrastructure enhancements to its interest rate VaR modelling.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge (IRC), Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.
Calculating Stressed VaR (SVaR)
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2021, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. The appropriate historical one-year
period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.
The following table presents the end of year, average, high, and low usage of TD’s portfolio metrics
.

 TABLE 44:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	2021				2020
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$11.9	$15.7	$33.5	$6.8	$20.6	$19.1	$36.8	$7.6
Credit spread risk	9.0	14.7	37.2	5.4	37.3	35.1	109.3	6.9
Equity risk	9.2	9.5	14.1	6.0	12.0	12.7	42.8	3.5
Foreign exchange risk	1.8	1.9	5.3	0.4	4.0	3.9	10.4	0.9
Commodity risk	4.7	4.7	9.4	1.9	3.8	3.7	7.9	1.2
Idiosyncratic debt specific risk	19.4	26.2	41.9	16.5	48.9	37.0	69.5	10.9

Diversification effect 1	(32.9)	(42.8)	n/m 2	n/m	(75.2)	(64.9)	n/m	n/m
Total Value-at-Risk (one-day)	23.1	29.9	44.7	20.6	51.4	46.6	118.8	15.1
Stressed Value-at-Risk (one-day)	63.9	39.5	63.9	28.5	49.5	57.4	126.9	31.3
Incremental Risk Capital Charge (one-year)	338.3	349.5	424.3	265.1	301.6	325.2	482.9	164.8

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Global
roll-out
of
COVID-19
vaccines, gradual relaxation of lockdowns and continued support from regulators resulted in the stabilization of global markets in 2021 and decreased market risk due to decreases in price volatility experienced across all asset classes. Key factors impacting VaR models during the period were credit spread narrowing and new scenario shocks rolling out of the most recent
259-day
trading window. As a result of these factors, VaR gradually decreased and stabilized after the second quarter of 2021.
The Bank has effectively managed market risk by maintaining stable risk exposures, with daily VaR remaining well within approved limits during the year.
Average VaR decreased year over year due to markets stabilizing and
COVID-19
related VaR scenarios dropping out of the
one-year
range of the historical VaR period. Average Stressed VaR decreased year over year driven by credit spread tightening and lower volatility in equity markets, as well as changes in risk exposures.
Average IRC increased year over year driven by widening credit spreads impacting Government and Corporate bond positions.
Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to verify that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Stress Testing
The Bank’s trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe, but plausible, hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modelled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008, the Brexit referendum of June 2016, and the
COVID-19
pandemic of 2020.
Stress tests are produced and reviewed regularly with the Market Risk Control Committee.
MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES
The Bank is also exposed to market risk arising from its investment portfolio and other non-trading
portfolios. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7 1

Structural
(Non-Trading)
Market Risk
Structural
(Non-Trading)
Market Risk deals with managing the market risks of TD’s traditional banking activities. This generally reflects the market risks arising from personal and commercial banking products (loans and deposits) as well as related funding, investments and high-quality liquid assets (HQLA). It does not include exposures from TD’s Wholesale Banking or Insurance businesses. Structural market risks primarily include interest rate risk and foreign exchange risk.
WHO MANAGES STRUCTURAL
(NON-TRADING)
MARKET RISK
The TBSM group measures and manages the market risks of the Bank’s non-trading
banking activities outside of Wholesale Banking, with oversight from the ALCO. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee periodically reviews and approves key non-trading
market risk policies and receives reports on compliance with approved risk limits.
HOW TD MANAGES STRUCTURAL
(NON-TRADING)
MARKET RISK
Non-trading
interest rate risk is viewed as a
non-productive
risk as it has the potential to increase earnings volatility and generate losses without providing long run expected value. As a result, TBSM’s mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank’s net interest income and economic value to be consistent with the Bank’s risk appetite.
Managing Structural Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Interest rate risk management is designed to generate stable and predictable earnings over time. The Bank has adopted a disciplined hedging approach to manage the net interest income from its asset and liability positions. Key aspects of this approach are:
•
Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;

•	Modelling the expected impact of customer behaviour on TD’s products (e.g., how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date);
•	Assigning target-modelled maturity profiles for non-maturity assets, liabilities, and equity;
•	Measuring the margins of TD’s banking products on a fully-hedged basis, including the impact of financial options that are granted to customers; and
•	Developing and implementing strategies to stabilize net interest income from all retail and commercial banking products.
The Bank is exposed to interest rate risk from “mismatched positions” when asset and liability principal and interest cash flows have different interest payment, repricing or maturity dates. The Bank measures this risk based on an assessment of: contractual cash flows, product embedded optionality, customer behaviour expectations and the modelled maturity profiles for non-maturity
products. To manage this risk, the Bank primarily uses financial derivatives, wholesale investments, funding instruments, and other capital market alternatives.
The Bank also measures its exposure to
non-maturity
liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgment. Fluctuations of non-maturity
deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.
Banking product optionality, whether from freestanding options such as mortgage rate commitments or options embedded within loans and deposits, expose the Bank to a significant financial risk. To manage these exposures, the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option.
•
Rate Commitments
: The Bank measures its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers’ propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.

•
Asset Prepayment and other Embedded Options
: The Bank models its exposure to written options embedded in other products, such as the right to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by factors, such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives. A similar analysis is undertaken for other products with embedded optionality.

Structural Interest Rate Risk Measures
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.
The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits for the Bank’s management of non-trading
interest rate risk are set by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the ALCO and the Risk Committee.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7 2

The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on the Bank’s EVE and NII. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25
bps.

TABLE 45:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)							As at
	October 31, 2021						October 31, 2020
	EVE Sensitivity			NII 1 Sensitivity			EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$75	$(1,443)	$(1,368)	$872	$985	$1,857	$(1,876)	$1,926
100 bps decrease in rates	(189)	527	338	(663)	(438)	(1,101)	277	(872)

1	Represents the twelve-month NII exposure to an immediate and sustained shock in rates.
As at October 31, 2021, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,368 million, a decrease of $508 million from last year, and a positive impact to the Bank’s NII of $1,857 million, a decrease of $69 million from last year. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $338 million, an increase of $61 million from last year, and a negative impact to the Bank’s NII of $1,101 million, an increase of $229 million from last year. The year-over-year decrease in up shock EVE Sensitivity is primarily due to decreased sensitivity from loan optionality in the U.S. region and a positive impact from foreign currency translation. The year-over-year increase in down shock NIIS is primarily due to an increase in the effective shock given the increased level of interest rates and the measurement using a
-25
bps floor. This change was also partially offset by deposit hedging activities. As at October 31, 2021, reported EVE and NII Sensitivities remain within the Bank’s risk appetite and established Board limits.
Managing
Non-trading
Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies create foreign exchange risk.
The Bank is exposed to
non-trading
foreign exchange risk primarily from its investments in foreign operations. When the Bank’s foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank’s reported net income and shareholders’ equity, and also its capital ratios.
In order to minimize the impact of an adverse foreign exchange rate change on certain capital ratios, the Bank’s net investments in foreign operations are hedged so certain capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates. The Bank does not generally hedge the earnings of foreign subsidiaries which results in changes to the Bank’s consolidated earnings when relevant foreign exchange rates change.
Other
Non-Trading
Market Risks
Other structural market risks monitored on a regular basis include:
•	Basis Risk – The Bank is exposed to risks related to the difference in various market indices.
•
Equity Risk
–
The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff. The Bank is also exposed to non-trading
equity price risk primarily from its share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. These share units are recorded as a liability over the vesting period and revalued at each reporting period until settled in cash. Changes in the Bank’s share price can impact non-interest
expenses. The Bank uses derivative instruments to manage its non-trading
equity price risk. In addition, the Bank is exposed to equity risk from investment securities designated at FVOCI.

Managing Investment Portfolios
The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is comprised of high-quality, low-risk
securities and managed in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposits balances that are in excess of loan balances; (2) to provide a sufficient pool of liquid assets to meet deposit and loan fluctuations and overall liquidity management objectives; (3) to provide eligible securities to meet collateral and cash management requirements; and (4) to manage the target interest rate risk profile of the balance sheet. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank’s investment portfolio. In addition, the Wholesale Banking and Insurance businesses also hold investments that are managed separately.
WHY NET INTEREST MARGIN FLUCTUATES OVER TIME
As previously noted, the Bank’s approach to structural
(non-trading)
market risk is designed to generate stable and predictable earnings over time, regardless of cash flow mismatches and the exercise of options granted to customers. This approach also creates margin certainty on loan and deposit profitability as they are booked. Despite this approach however, the Bank’s NIM is subject to change over time for the following reasons (among others):
•	Differences in margins earned on new and renewing products relative to the margin previously earned on matured products;
•	The weighted-average margin will shift as the mix of business changes;
•	Changes in the basis between various benchmark rates (e.g. Prime, CDOR, or LIBOR);
•	The lag in changing product prices in response to changes in wholesale interest rates;
•	Changes from the repricing of hedging strategies to manage the investment profile of the Bank’s non-rate sensitive deposits; and
•
Margin changes from the portion of the Bank’s deposits that are non-rate
sensitive but not expected to be longer term in nature, resulting in a shorter term investment profile and higher sensitivity to short term rates.

The general level of interest rates will affect the return the Bank generates on its modelled maturity profile for core non-rate
sensitive deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modelled option exposures, and will affect the cost of hedging such exposures. The Bank’s approach to managing these factors tends to moderate their impact over time, resulting in a more stable and predictable earnings stream.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7 3

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes or technology or from human activities or from external events. This definition includes legal risk but excludes strategic and reputational risk.
Operational risk is inherent in all of the Bank’s business activities, including the practices and controls used to manage other risks such as credit, market, and liquidity risk. Failure to manage operational risk can result in financial loss (direct or indirect), reputational harm, or regulatory censure and penalties.
The Bank seeks to actively mitigate and manage operational risk in order to create and sustain shareholder value, successfully execute the Bank’s business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.
In fiscal 2021, operational risk losses remained within the Bank’s risk appetite. Refer to Note 27 of the 2021 Consolidated Financial Statements for further information on material legal or regulatory actions.
WHO MANAGES OPERATIONAL RISK
Operational Risk Management is an independent function that owns and maintains the Bank’s Operational Risk Management Framework. This framework sets out the enterprise-wide gov
e
rnance processes, policies, and practices to identify and assess, measure, control, monitor, escalate, report, and communicate on operational risk. Operational Risk Management is designed to provide appropriate monitoring and reporting of the Bank’s operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.
In addition to the framework, Operational Risk Management owns and maintains, or has oversight of the Bank’s operational risk policies including those that govern business continuity and crisis management, third-party management, data management, financial crime and fraud management, project management, and technology and cyber security management.
The senior management of individual business units and corporate areas is responsible for the day-to-day
management of operational risk following the Bank’s established operational risk management framework and policies and the three lines of defence model. An independent risk management oversight function supports each business segment and corporate area, and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit and corporate area participate in a Risk Management Committee that oversees operational risk management issues and initiatives.
Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.
HOW TD MANAGES OPERATIONAL RISK
The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes the operational risk appetite, governance processes, and policies. The Operational Risk Management Framework supports alignment with the Bank’s ERF and risk appetite. The framework incorporates sound industry practices and m
e
ets regulatory requirements. Key components of the framework include:
Governance and Policy
Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area’s operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.
Risk and Control Self-Assessment
Internal controls are one of the primary methods of safeguarding the Bank’s employees, customers, assets, and information, and in preventing and detecting errors and fraud. Management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to determine that risk management and internal controls are effective, appropriate, and compliant with the Bank’s policies.
Operational Risk Event Monitoring
In order to reduce the Bank’s exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank’s policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to facilitate the Bank’s analysis and management of its risks and inform the assessment of suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks itself against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.
Scenario Analysis
Scenario Analysis is a systematic and repeatable process of obtaining expert business and risk opinion to derive assessments of the likelihood and potential loss estimates of high impact operational events that are unexpected and outside the normal course of business. The Bank applies this practice to meet risk measurement and risk management objectives. The process includes the use of relevant external operational loss event data that is assessed considering the Bank’s operational risk profile and control structure. The program raises awareness and educates business owners regarding existing and emerging risks, which may result in the identification and implementation of new scenarios and risk mitigation action plans to minimize tail risk.
Risk Reporting
Risk Management, in partnership with senior management, regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to promote management accountability and direct the appropriate level of attention to current and emerging issues.
Insurance
TD’s Corporate Insurance team, with oversight from TD Risk Management, utilizes insurance and other risk transfer arrangements to mitigate and reduce potential future losses related to operational risk. Risk Management includes oversight of the effective use of insurance aligned with the Bank’s risk

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7 4

management strategy and risk appetite. Insurance terms and provisions, including types and amounts of coverage, are regularly assessed so that the Bank’s tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth
risk and financial analysis and identifying opportunities to transfer elements of the Bank’s risk to third parties where appropriate. The Bank transacts with external insurers that satisfy its minimum financial rating requirements.
Technology and Cyber Security
Virtually all aspects of the Bank’s business and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities.
The Bank manages these risks to support adequate and proper
day-to-day
op
e
rations; and protect against unauthorized access of the Bank’s technology, infrastructure, systems, information, or data. To enable this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and cyber security risks through enterprise-wide programs and industry-accepted cyber threat management practices to enable rapid detection and response.
The Bank’s Cybersecurity Subcommittee provides dedicated senior executive oversight, direction and guidance regarding management of risks relating to cybersecurity, including cyber terrorism and activism, cyber fraud, cyber espionage, ransomware extortion, identity theft and data theft. The Cybersecurity Subcommittee endorses actions and makes recommendations to the CEO and the ERMC as appropriate, including in some instances, supporting onward recommendations to the Risk Committee. Together with the Bank’s operational risk management framework, technology and cyber security programs also include enhanced resiliency planning and testing, as well as disciplined change management practices.
Data Management
The Bank’s data assets are governed and managed to preserve value and support business objectives. Inconsistent or inadequate data governance and management practices may compromise the Bank’s data and information assets which could result in financial and reputational impacts. The Bank’s Enterprise Data Governance Office, Corporate and Technology partners develop and implement enterprise-wide standards and practices that describe how data and information assets are created, used, or maintained on behalf of the Bank.
Business Continuity and Crisis Management
The Bank maintains an enterprise-wide Business Continuity and Crisis Management Program that supports management’s ability to operate the Bank’s businesses and operations (including providing customers access to products and services) in the event of a business disruption incident. All areas of the Bank are required to maintain and regularly test business continuity plans to maintain resilience and facilitate the continuity and recovery of business operations. The Bank’s Program is supported by formal crisis management measures so that the appropriate level of leadership, oversight and management is applied to incidents affecting the Bank.
Third-Party Management
A third-party supplier/vendor is an entity that supplies products, services or other business activities, functions or processes to or on behalf of the Bank. While these relationships bring benefits to the Bank’s businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise third-party risk management program that is designed to manage third-party activities throughout the life cycle of an arrangement and provide a level of risk management and senior management oversight which is appropriate to the size, risk, and criticality of the third-party arrangement.
Change Delivery/Project Management
The Bank has established a disciplined approach to delivering change across the enterprise coordinated by the Enterprise Project Delivery Excellence group. This approach involves senior management governance and oversight of the Bank’s change portfolio and leverages leading industry practices to guide the Bank’s use of a standardized delivery methodology, defined accountabilities and capabilities, and portfolio reporting and management tools to support successful delivery.
Fraud Management
The Bank develops and implements enterprise-wide fraud management strategies, policies, and practices that are designed to minimize the number, size and scope of fraudulent activities perpetrated against it. The Bank employs prevention, detection and monitoring capabilities across the enterprise that are designed to help protect customers, shareholders, and employees from increasingly sophisticated fraud risk. Fraud risk is managed by establishing and communicating appropriate policies, procedures, employee education in fraud risks, and monitoring activity to help maintain adherence to the Fraud Risk Management Framework. The Fraud Risk Framework describes the governance, policies, and processes that TD’s businesses employ to proactively manage and govern fraud risk within TD’s risk appetite which is embedded in the Bank’s day to day operations and culture.
Operational Risk Capital Measurement
The Bank’s operational risk capital is determined using the Basel II Standardized Approach (TSA). Under this approach, the Bank applies prescribed factors to a three-year average of annual gross income for each of eight different business lines representing the different activities of the institution such as Retail Banking, Commercial Banking, and Asset Management.
Model Risk
Model risk is the potential for adverse consequences arising from decisions based on incorrect or misused models and other estimation approaches and their outputs. It can lead to financial loss, reputational risk, or incorrect business and strategic decisions.
WHO MANAGES MODEL RISK
Primary accountability for the management of model risk resides with the senior management of individual businesses with respect to the models they use. The Model Risk Governance Committee provides oversight of governance, risk, and control matters, by providing a platform to guide, challenge, and advise decision makers and model owners in model risk related matters. Model Risk Management monitors and reports on existing and emerging model risks, and provides periodic assessments to senior management, Risk Management, the Risk Committee, and regulators on the state of model risk at TD and alignment with the Bank’s Model Risk Appetite. The Risk Committee approves the Bank’s Model Risk Management Framework and Model Risk Policy.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7 5

HOW TD MANAGES MODEL RISK
The Bank manages model risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model monitoring. The Bank’s Model Risk Management Framework also captures key processes that may be partially or wholly qualitative, or based on expert judgment.
Business segments identify the need for a new model or process and are responsible for model development and documentation according to the Bank’s policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing monitoring and usage in accordance with the Bank’s Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s policies.
Model Risk Management and Model Validation provide oversight, maintain a centralized inventory of all models as defined in the Bank’s Model Risk Policy, validate and approve new and existing models on a pre-determined
schedule depending on model complexity, materiality and criticality, set model monitoring standards, and provide training to all stakeholders. The validation process varies in rigour, depending on the model risk rating, but at a minimum contains a detailed determination of:
•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on complexity, materiality and criticality;
•	the sensitivity of a model to model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.
When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on an alternative modelling approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model’s methodology and its use. As with traditional model approaches, machine-learning models are also subject to the same rigorous standards and risk management practices.
At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models identified as obsolete or no longer appropriate for use through changes in industry practice, the business environment, or Bank strategies are subject to decommissioning.
The Bank has policies and procedures in place designed to properly discern models from non-models
so that the level of independent challenge and oversight corresponds to the materiality and complexity of models.

Insurance Risk
Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing and/or design, underwriting and, claims or reserving either at the inception of an insurance contract, during the lifecycle of the claim or at the valuation date. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, and/or frequency of claims (for example, driven by non-life
premium risk,
non-life
reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.
Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.
WHO MANAGES INSURANCE RISK
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance, who reports into Risk Management. The Audit Committee acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own boards of directors who provide additional risk management oversight.
HOW TD MANAGES INSURANCE RISK
The Bank’s risk governance practices are designed to support independent oversight and control of risk within the insurance business. The TD Insurance Risk Committee and its subcommittees provide critical oversight of the risk management activities within the insurance business and monitor compliance with insurance risk policies. The Bank’s Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank’s risk appetite for insurance risk.
The assessment of policy (premium and claims) liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims or terminations/surrenders of premium arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future payments. As such, the Bank regularly monitors estimates against actual and emerging experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim and premium liabilities are governed by the Bank’s general insurance and life and health reserving policies.
Sound product design is an essential element of managing risk. The Bank’s exposure to insurance risk is mostly short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.
Insurance market cycles, as well as changes in insurance legislation, the regulatory environment, judicial environment, trends in court awards, climate patterns, pandemics or other applicable public health emergencies, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.
There is also exposure to concentration risk associated with general insurance and life and health coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business’ reinsurance programs are governed by catastrophe and reinsurance risk management policies.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7 6

Strategies are in place to manage the risk to the Bank’s reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long-term risk. Pandemic exposure is reviewed and estimated annually within the reinsurance business to manage concentration risk.
Liquidity Risk
The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TDGUS as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.
The following areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:
•
Risk Management is responsible for maintaining the liquidity risk management policy and asset pledging policy, along with associated limits, standards, and processes which are established to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank’s operations. Risk Management jointly owns the liquidity risk management framework along with the SET member responsible for TBSM. Enterprise Market Risk Control provides oversight of liquidity risk across the enterprise and provides independent risk assessment and effective challenge of liquidity risk management. Capital Markets Risk Management is responsible for independent liquidity risk metric reporting;

•
TBSM Liquidity Management manages the liquidity position of the Canadian Retail (including wealth businesses), Corporate, Wholesale Banking, and U.S. Retail segments, as well as the liquidity position of CUSO; and

•
Other regional operations, including those within TD’s insurance business, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk in compliance with their own policies, and local regulatory requirements, while maintaining alignment with the enterprise framework.

HOW TD MANAGES LIQUIDITY RISK
The Bank manages the liquidity profile of its businesses to be within the defined liquidity risk appetite, and maintains target requirements for liquidity survivability using a combination of internal and regulatory measures. The Bank’s overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect the Bank’s access to funding or destabilize its deposit base.
The Bank maintains an internal view for measuring and managing liquidity that uses an assumed Severe Combined Stress Scenario (SCSS). The SCSS considers potential liquidity requirements during a crisis resulting from a loss of confidence in the Bank’s ability to meet obligations as they come due. In addition to this bank-specific event, the SCSS also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions and a decrease in the marketability of assets. The Bank’s liquidity policy stipulates that the Bank must maintain a sufficient level of liquid assets to support business growth, and to cover identified stressed liquidity requirements under the SCSS, for a period of up to 90 days. The Bank calculates stressed liquidity requirements for the SCSS related to the following conditions:
•	wholesale funding maturing in the next 90 days (assumes maturing debt will be repaid instead of rolled over);
•	accelerated attrition or “run-off” of deposit balances;
•	increased utilization of available credit and liquidity facilities; and
•	increased collateral requirements associated with downgrades in the Bank’s credit ratings and adverse movement in reference rates for derivative and securities financing transactions.
The Bank also manages its liquidity to comply with the regulatory liquidity requirements in the OSFI LAR (the LCR, the NSFR, and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain a minimum liquidity coverage of 100% over a
30-day
stress period, the NSFR requires that banks maintain available stable funding in excess of required stable funding for periods up to one year (a minimum NSFR of 100%), and the NCCF monitors the Bank’s detailed cash flow gaps for various time bands. As a result, the Bank’s liquidity is managed to the higher of its internal liquidity requirements and target buffers over the regulatory minimums.
The Bank considers potential regulatory restrictions on liquidity transferability in the calculation of enterprise liquidity positions. Accordingly, surplus liquidity domiciled in regulated subsidiaries may be excluded from consolidated liquidity positions as appropriate.
The Bank’s Funds Transfer Pricing process considers liquidity risk as a key determinant of the cost or credit of funds to the retail and wholesale banking businesses. Liquidity costs applied to loans and trading assets are determined based on the cash flow or stressed liquidity profile, while deposits are assessed based on the required liquidity reserves and balance stability. Liquidity costs are also applied to other contingent obligations like undrawn lines of credit provided to customers.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7 7

LIQUID ASSETS
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.
Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TABLE 46:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2,3

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
	October 31, 2021
Cash and central bank reserves	$70,271	$–	$70,271	8%	$798	$69,473
Canadian government obligations	26,176	92,825	119,001	14	83,456	35,545
National Housing Act Mortgage-Backed Securities (NHA MBS)	23,615	2	23,617	3	1,104	22,513
Obligations of provincial governments, public sector entities and multilateral development banks 4	30,213	24,808	55,021	6	37,142	17,879
Corporate issuer obligations	9,062	3,775	12,837	1	2,542	10,295

Equities	14,558	3,589	18,147	2	9,110	9,037
Total Canadian dollar-denominated	173,895	124,999	298,894	34	134,152	164,742
Cash and central bank reserves	84,956	–	84,956	10	120	84,836
U.S. government obligations	83,386	44,924	128,310	15	34,903	93,407
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,898	5,082	79,980	9	18,949	61,031
Obligations of other sovereigns, public sector entities and multilateral development banks 4	63,400	60,623	124,023	14	57,530	66,493
Corporate issuer obligations	79,108	3,143	82,251	9	10,268	71,983

Equities	41,961	33,280	75,241	9	38,077	37,164

Total non-Canadian dollar-denominated	427,709	$147,052	$574,761	66%	$159,847	$414,914
Total	$601,604	$272,051	$873,655	100%	$293,999	$579,656

	October 31, 2020
Cash and central bank reserves	$94,640	$–	$94,640	11%	$1,689	$92,951
Canadian government obligations	39,008	83,258	122,266	14	80,934	41,332
NHA MBS	30,763	23	30,786	3	2,294	28,492
Obligations of provincial governments, public sector entities and multilateral development banks 4	22,999	24,441	47,440	6	34,990	12,450
Corporate issuer obligations	11,310	2,841	14,151	1	2,331	11,820

Equities	13,146	2,618	15,764	2	8,248	7,516
Total Canadian dollar-denominated	211,866	113,181	325,047	37	130,486	194,561
Cash and central bank reserves	69,183	–	69,183	8	51	69,132
U.S. government obligations	82,701	53,755	136,456	15	53,585	82,871
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,131	9,566	83,697	9	21,495	62,202
Obligations of other sovereigns, public sector entities and multilateral development banks 4	61,171	55,449	116,620	14	49,771	66,849
Corporate issuer obligations	78,238	2,108	80,346	9	8,297	72,049

Equities	31,258	38,684	69,942	8	36,716	33,226

Total non-Canadian dollar-denominated	396,682	159,562	556,244	63	169,915	386,329
Total	$608,548	$272,743	$881,291	100%	$300,401	$580,890

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
4	Includes debt obligations issued or guaranteed by these entities.
Total unencumbered liquid assets declined $1.2

billion from October 31, 2020, without any material shifts in the liquid assets portfolio year-over-year. Unencumbered liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7 8

TABLE 47:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	October 31 2021	October 31 2020
The Toronto-Dominion Bank (Parent)	$204,543	$230,369
Bank subsidiaries	360,569	334,308

Foreign branches	14,544	16,213
Total	$579,656	$580,890
The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the years ended October 31, 2021, and October 31, 2020, are summarized in the following table.

TABLE 48:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2,3

(millions of Canadian dollars, except as noted)	Average for the years ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets

		October 31, 2021
Cash and central bank reserves	$82,308	$–	$82,308	10%	$1,204	$81,104
Canadian government obligations	30,023	83,729	113,752	13	76,942	36,810
NHA MBS	26,657	8	26,665	3	2,048	24,617
Obligations of provincial governments, public sector entities and multilateral development banks 4	26,500	24,188	50,688	6	34,820	15,868
Corporate issuer obligations	8,392	3,373	11,765	1	2,658	9,107

Equities	14,575	3,795	18,370	2	10,449	7,921

Total Canadian dollar-denominated	188,455	115,093	303,548	35	128,121	175,427
Cash and central bank reserves	103,436	–	103,436	12	30	103,406
U.S. government obligations	67,427	49,317	116,744	13	45,680	71,064
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	71,426	5,304	76,730	9	17,032	59,698
Obligations of other sovereigns, public sector entities and multilateral development banks 4	63,312	58,483	121,795	14	54,825	66,970
Corporate issuer obligations	74,911	2,755	77,666	9	9,325	68,341

Equities	42,260	34,726	76,986	8	36,517	40,469

Total non-Canadian dollar-denominated	422,772	150,585	573,357	65	163,409	409,948
Total	$611,227	$265,678	$876,905	100%	$291,530	$585,375

		October 31, 2020
Cash and central bank reserves	$51,894	$–	$51,894	7%	$1,755	$50,139
Canadian government obligations	27,938	80,484	108,422	14	66,335	42,087
NHA MBS	36,761	15	36,776	4	2,207	34,569
Obligations of provincial governments, public sector entities and multilateral development banks 4	20,495	25,586	46,081	6	34,365	11,716
Corporate issuer obligations	11,537	3,646	15,183	2	3,249	11,934

Equities	11,566	3,259	14,825	2	10,014	4,811

Total Canadian dollar-denominated	160,191	112,990	273,181	35	117,925	155,256
Cash and central bank reserves	63,235	–	63,235	8	40	63,195
U.S. government obligations	55,676	50,406	106,082	13	49,734	56,348
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	69,063	9,950	79,013	10	21,202	57,811
Obligations of other sovereigns, public sector entities and multilateral development banks 4	56,316	50,072	106,388	14	43,621	62,767
Corporate issuer obligations	83,132	2,005	85,137	11	7,520	77,617

Equities	35,914	35,264	71,178	9	37,253	33,925

Total non-Canadian dollar-denominated	363,336	147,697	511,033	65	159,370	351,663
Total	$523,527	$260,687	$784,214	100%	$277,295	$506,919

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
3	Positions stated include gross asset values pertaining to securities financing transactions.
4	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 49:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the years ended
	October 31, 2021	October 31, 2020
The Toronto-Dominion Bank (Parent)	$213,662	$194,726
Bank subsidiaries	347,779	290,573

Foreign branches	23,934	21,620
Total	$585,375	$506,919

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ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 50:  ENCUMBERED AND UNENCUMBERED ASSETS
1

(millions of Canadian dollars)							As at
	Total Assets			Encumbered 2		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 3	Total Assets	Pledged as Collateral 4	Other 5	Available as Collateral 6	Other 7
	October 31, 2021
Cash and due from banks	$5,931	$–	$5,931	$223	$–	$–	$5,708
Interest-bearing deposits with banks	159,962	–	159,962	6,478	102	150,262	3,120
Securities, trading loans, and other 8	509,549	354,874	864,423	355,391	12,433	474,164	22,435
Derivatives	54,427	–	54,427	–	–	–	54,427
Securities purchased under reverse repurchase agreements 9	167,284	(167,284)	–	–	–	–	–
Loans, net of allowance for loan losses 10	722,622	(17,337)	705,285	37,935	47,763	56,810	562,777
Customers’ liabilities under acceptances	18,448	–	18,448	–	–	–	18,448

Other assets 11	90,449	–	90,449	475	–	–	89,974
Total assets	$1,728,672	$170,253	$1,898,925	$400,502	$60,298	$681,236	$756,889

						October 31, 2020
Total assets	$1,715,865	$151,950	$1,867,815	$393,439	$74,188	$686,464	$713,724

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

3	Assets received as collateral through off-balance transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
4
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

5	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
6
Assets that are considered readily available in their current legal form to generate f
u
nding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

7
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, CMHC insured mortgages that can be securitized into NHA MBS).

8	Securities include trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, securities at FVOCI, and DSAC.
9
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

11
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the SCSS, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s EWST program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time,
based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 80

TABLE 51:  CREDIT RATINGS
1

As at

October 31, 2021

	Moody’s	S&P	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA (high)
Senior Debt 4	A1	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
3
Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less
than 400 days and most structured notes.

4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to OTC derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 52:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the years ended

	October 31, 2021	October 31, 2020
One-notch downgrade	$206	$212
Two-notch downgrade	264	275

Three-notch downgrade	1,037	1,013

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial
entities.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 81

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 53:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended

	October 31, 2021
	Total unweighted value (average) 2		Total weighted value (average) 3
High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$334,370
Cash outflows
Retail deposits and deposits from small business customers, of which:	$665,403		$78,420
Stable deposits 5	251,668		7,550
Less stable deposits	413,735		70,870
Unsecured wholesale funding, of which:	346,992		157,528
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	165,202		39,819
Non-operational deposits (all counterparties)	142,198		78,117
Unsecured debt	39,592		39,592
Secured wholesale funding	n/a		19,373
Additional requirements, of which:	259,446		70,541
Outflows related to derivative exposures and other collateral requirements	32,035		21,647
Outflows related to loss of funding on debt products	7,332		7,332
Credit and liquidity facilities	220,079		41,562
Other contractual funding obligations	16,459		10,406

Other contingent funding obligations 7	592,439		10,223
Total cash outflows	$ n/a		$346,491

Cash inflows
Secured lending	$204,784		$21,477
Inflows from fully performing exposures	14,308		6,654

Other cash inflows	52,402		52,402
Total cash inflows	$271,494		$80,533

	Average for the three months ended
	October 31, 2021		July 31, 2021
	Total adjusted value		Total adjusted value
Total high-quality liquid assets 8	$334,370		$329,875
Total net cash outflows 9	265,958		265,517

Liquidity coverage ratio	126%		124%

1	The LCR for the quarter ended October 31, 2021, is calculated as an average of the 61 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small and medium-sized
enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Adjusted Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 126% for the quarter ended October 31, 2021 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended October 31, 2021 was $334 billion (July 31, 2021 – $330 billion), with Level 1 assets representing 86% (July 31, 2021 – 86%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.
NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF) in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including but not limited to deposits and wholesale funding). The Bank’s RSF comprises the Bank’s assets and off-balance
sheet activities and is a function of the liquidity characteristics and maturity profile of these assets.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 82

TABLE 54:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)	As at
	October 31, 2021
	Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$96,948	$	n/a	$	n/a		$10,894	$107,841
Regulatory capital		96,948		n/a		n/a		10,894	107,841
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		655,111		29,603		9,935		15,185	583,070
Stable deposits 3		257,963		9,989		4,919		8,079	267,305
Less stable deposits		397,148		19,614		5,016		7,106	315,765
Wholesale funding:		263,853		253,362		54,612		85,529	264,750
Operational deposits 4		139,051		2,304		–		–	70,677
Other wholesale funding		124,802		251,058		54,612		85,529	194,073
Liabilities with matching interdependent assets 5		–		2,105		1,634		20,696	–
Other liabilities:		55,515						67,117	2,565
NSFR derivative liabilities		n/a						3,453	n/a

All other liabilities and equity not included in the above categories		55,515		60,052		2,093		1,519	2,565

Total Available Stable Funding									$958,226

Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$53,325
Deposits held at other financial institutions for operational purposes		–		34		–		–	17
Performing loans and securities		84,982		175,344		102,164		562,673	606,455
Performing loans to financial institutions secured by Level 1 HQLA		–		57,545		19,736		–	18,565
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		–		41,428		2,961		3,055	8,944
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		30,659		40,475		32,548		231,451	262,935
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		n/a		24,685		17,577		167	21,560
Performing residential mortgages, of which:		30,826		26,083		38,271		260,451	228,378
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		30,826		26,083		38,271		260,451	228,378
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		23,497		9,813		8,648		67,716	87,633
Assets with matching interdependent liabilities 5		–		1,840		2,199		20,397	–
Other assets:		62,252						96,243	81,845
Physical traded commodities, including gold		15,045		n/a		n/a		n/a	13,078
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		n/a						10,568	8,982
NSFR derivative assets		n/a						6,773	3,320
NSFR derivative liabilities before deduction of variation margin posted		n/a						16,417	821
All other assets not included in the above categories		47,207		56,234		1,457		4,794	55,644

Off-balance sheet items		n/a						634,590	22,158

Total Required Stable Funding									$763,800
Net Stable Funding Ratio									125%
									As at
									July 31, 2021
Total Available Stable Funding									$947,741
Total Required Stable Funding									$752,494
Net Stable Funding Ratio									126%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds (CMB) Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended October 31, 2021 is at 125% (July 31, 2021 – 126%) and has met the regulatory requirements. The NSFR changes quarter-to-quarter based on a number of factors including deposit and loan growth, changes in capital levels, wholesale funding issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 8 3

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over 75% of the Bank’s total funding.

TABLE 55:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	October 31, 2021	October 31, 2020
P&C deposits – Canadian Retail	$519,466	$471,543

P&C deposits – U.S. Retail 1	472,742	477,738
Total	$992,208	$949,281
1	P&C deposits in U.S. Retail are presented on a CAD equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, CMBs, and notes backed by credit card receivables (Evergreen Credit Card Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit, commercial paper and bankers’ acceptances.
The following table summarizes the registered term funding and capital programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($15 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)
The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at October 31, 2021, was $100.7 billion (October 31, 2020 – $121.1 billion).
Note that Table 56: Long-Term Funding and Table 57: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 56:  LONG-TERM FUNDING

	As at
Long-term funding by currency	October 31, 2021	October 31, 2020
Canadian dollar	37%	32%
U.S. dollar	38	40
Euro	18	20
British pound	4	4

Other	3	4
Total	100%	100%

Long-term funding by type
Senior unsecured medium-term notes	59%	50%
Covered bonds	24	33
Mortgage securitization 1	15	13

Term asset backed securities	2	4
Total	100%	100%

1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 84

The following table represents the remaining maturity of various sources of funding outstanding as at October 31, 2021, and October 31, 2020.

TABLE 57:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at
								October 31 2021	October 31 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$11,428	$2,794	$2,947	$1,321	$18,490	$–	$13	$18,503	$18,013
Bearer deposit notes	139	234	218	9	600	–	–	600	1,595
Certificates of deposit	6,860	8,757	12,193	24,142	51,952	1,127	–	53,079	41,923
Commercial paper	12,754	5,958	20,091	18,671	57,474	–	–	57,474	48,367
Covered bonds	–	2,586	1,788	3,851	8,225	7,938	8,923	25,086	40,537
Mortgage securitization 3	–	882	1,428	1,693	4,003	6,262	18,502	28,767	29,486
Legacy senior unsecured medium-term notes 4	–	2,252	3,729	–	5,981	8,784	2,194	16,959	35,925
Senior unsecured medium-term notes 5	–	–	–	–	–	11,679	30,030	41,709	25,006
Subordinated notes and debentures 6	–	–	–	–	–	–	11,230	11,230	11,477
Term asset backed securitization	–	–	–	530	530	618	661	1,809	4,171

Other 7	8,235	419	2,839	1,061	12,554	192	1,832	14,578	13,912
Total	$39,416	$23,882	$45,233	$51,278	$159,809	$36,600	$73,385	$269,794	$270,412
Of which:
Secured	$–	$3,468	$3,216	$6,074	$12,758	$14,820	$28,092	$55,670	$74,203

Unsecured	39,416	20,414	42,017	45,204	147,051	21,780	45,293	214,124	196,209
Total	$39,416	$23,882	$45,233	$51,278	$159,809	$36,600	$73,385	$269,794	$270,412

1	Excludes Bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgaged backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $1.4 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2020 – $2.6 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $14.6 billion (October 31, 2020 – $13.9 billion).
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total 2021 mortgage-backed securities issued to external investors was $1.8 billion (2020 – $4.0 billion), and other asset-backed securities issued was $0.7 billion (2020 – nil). The Bank also issued $20.5 billion of unsecured medium-term notes (2020 – $11.1 billion) and nil covered bonds (2020 – $4.4 billion), in vari
o
us currencies and markets during the year ended October 31, 2021.
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In March 2021, OSFI launched a public consultation on the domestic implementation of Basel III requirements. As part of this work, OSFI has also proposed changes to the LAR. The primary changes proposed to the LAR involve enhancements to the Net Cumulative Cash Flow supervisory tool to improve the risk sensitivity of the metric. In November 2021, OSFI provided updated guidance to the calibration of the proposal, pursuant to the feedback received as part of the consultation process. Significant proposed changes include the addition of contingencies for undrawn loan commitments, the removal of certain loan cash inflows, and the adjustment of deposit runoff factors. OSFI expects to publish a finalized rule in January 202
2
, and the effective date of the changes will be April 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 8 5

TABLE 58:   REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	October 31, 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,931	$–	$–	$–	$–	$–	$–	$–	$–	$5,931
Interest-bearing deposits with banks	158,039	373	185	–	–	–	–	–	1,365	159,962
Trading loans, securities, and other 1	2,020	4,382	5,059	2,275	2,874	12,293	21,299	23,119	74,269	147,590
Non-trading financial assets at fair value through profit or loss	58	3	543	1,250	53	745	3,803	1,931	1,004	9,390
Derivatives	6,146	9,393	5,289	2,885	1,818	7,172	10,895	10,829	–	54,427
Financial assets designated at fair value through profit or loss	441	311	187	167	363	851	624	1,620	–	4,564
Financial assets at fair value through other comprehensive income	1,030	6,532	11,881	3,381	2,914	4,089	21,983	22,658	4,598	79,066
Debt securities at amortized cost, net of allowance for credit losses	1,235	6,567	8,180	4,889	4,030	27,819	79,375	136,846	(2)	268,939
Securities purchased under reverse repurchase agreements 2	92,356	30,580	22,332	14,191	7,441	140	244	–	–	167,284
Loans
Residential mortgages	930	2,389	5,050	10,061	10,077	34,004	166,855	38,974	–	268,340
Consumer instalment and other personal	641	987	2,029	4,049	3,254	14,333	81,413	27,126	56,032	189,864
Credit card	–	–	–	–	–	–	–	–	30,738	30,738

Business and government	27,691	5,390	6,707	10,533	8,503	23,332	71,025	61,647	25,242	240,070

Total loans	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	112,012	729,012

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,390)	(6,390)

Loans, net of allowance for loan losses	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	105,622	722,622
Customers’ liability under acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Investment in Schwab	–	–	–	–	–	–	–	–	11,112	11,112
Goodwill 3	–	–	–	–	–	–	–	–	16,232	16,232
Other intangibles 3	–	–	–	–	–	–	–	–	2,123	2,123
Land, buildings, equipment, and other depreciable assets 3	–	3	10	4	4	19	466	3,664	5,011	9,181
Deferred tax assets	–	–	–	–	–	–	–	–	2,265	2,265
Amounts receivable from brokers, dealers, and clients	32,357	–	–	–	–	–	–	–	–	32,357

Other assets	3,100	1,049	2,204	159	150	74	112	73	10,258	17,179
Total assets	$348,014	$70,286	$69,732	$53,846	$41,485	$124,871	$458,094	$328,487	$233,857	$1,728,672

Liabilities
Trading deposits	$1,697	$5,373	$4,867	$2,953	$1,196	$2,135	$3,516	$1,154	$–	$22,891
Derivatives	7,387	9,392	4,581	2,969	2,244	7,403	10,792	12,354	–	57,122
Securitization liabilities at fair value	–	538	1,013	514	301	2,814	5,737	2,588	–	13,505
Financial liabilities designated at fair value through profit or loss	23,923	12,526	33,712	28,017	14,678	1,127	1	4	–	113,988
Deposits 4,5
Personal	5,799	9,750	8,491	5,999	6,148	7,611	7,254	29	582,417	633,498
Banks	8,903	338	135	25	–	2	2	4	11,508	20,917

Business and government	15,795	12,080	8,268	5,433	1,311	28,880	37,255	6,079	355,609	470,710

Total deposits	30,497	22,168	16,894	11,457	7,459	36,493	44,511	6,112	949,534	1,125,125
Acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Obligations related to securities sold short 1	1,096	729	1,753	1,648	432	4,574	12,640	17,505	2,007	42,384
Obligations related to securities sold under repurchase agreements 2	120,938	13,904	7,255	1,700	272	28	–	–	–	144,097
Securitization liabilities at amortized cost	–	344	414	475	403	3,448	7,043	3,135	–	15,262
Amounts payable to brokers, dealers, and clients	28,993	–	–	–	–	–	–	–	–	28,993
Insurance-related liabilities	158	273	405	405	425	982	1,673	872	2,483	7,676
Other liabilities	9,008	3,106	925	228	767	1,522	1,796	4,815	5,966	28,133

Subordinated notes and debentures	–	–	–	–	–	–	200	11,030	–	11,230

Equity	–	–	–	–	–	–	–	–	99,818	99,818
Total liabilities and equity	$239,736	$70,680	$71,895	$50,368	$28,181	$60,526	$87,909	$59,569	$1,059,808	$1,728,672
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$14,788	$24,189	$23,482	$19,887	$15,616	$38,639	$115,624	$3,789	$1,327	$257,341
Other commitments 8	59	170	185	244	170	591	1,303	541	–	3,263

Unconsolidated structured entity commitments	–	859	20	557	–	127	510	–	–	2,073
Total off-balance sheet commitments	$14,847	$25,218	$23,687	$20,688	$15,786	$39,357	$117,437	$4,330	$1,327	$262,677

1
Amount has been recorded according to the remaining contractual maturity of the underlying security.
2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain
non-financial
assets have been recorded as having ‘no specific maturity’.
4

As
the timing of demand deposits and notice deposits is
non-specific
and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5

Includes
$25 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 months to 3 months’, $2 billion in ‘over 3 months to 6 months’, $4 billion in ‘over 6 months to 9 months’, $8 billion in ‘over 1 to 2 years’, $7 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.
6
Includes
$326 million in commitments to extend credit to private equity investments.
7 Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8 Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

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TABLE 58:  REMAINING CONTRACTUAL MATURITY
(continued)

(millions of Canadian dollars)	As at

	October 31, 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$6,437	$8	$–	$–	$–	$–	$–	$–	$–	$6,445
Interest-bearing deposits with banks	161,326	656	–	–	–	–	–	–	2,167	164,149
Trading loans, securities, and other 1	4,363	6,920	7,866	6,913	3,867	9,732	23,624	27,554	57,479	148,318
Non-trading financial assets at fair value through profit or loss	80	–	600	2,271	69	1,430	1,425	1,879	794	8,548
Derivatives	5,299	7,167	4,554	2,810	2,525	6,314	10,004	15,569	–	54,242
Financial assets designated at fair value through profit or loss	820	183	631	234	107	930	1,253	581	–	4,739
Financial assets at fair value through other comprehensive income	2,501	2,799	8,490	6,101	4,886	25,305	23,667	26,957	2,579	103,285
Debt securities at amortized cost, net of allowance for credit losses	6,444	23,449	16,052	5,855	5,498	12,386	62,145	95,852	(2)	227,679
Securities purchased under reverse repurchase agreements 2	98,721	30,246	23,879	11,776	4,204	29	307	–	–	169,162
Loans
Residential mortgages	472	2,845	7,286	9,994	10,481	38,182	138,912	44,047	–	252,219
Consumer instalment and other personal	706	1,423	3,437	3,941	3,893	14,594	68,961	28,038	60,467	185,460
Credit card	–	–	–	–	–	–	–	–	32,334	32,334
Business and government	27,193	4,938	8,973	11,653	8,672	35,439	70,478	65,144	23,309	255,799

Total loans	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	116,110	725,812

Allowance for loan losses	–	–	–	–	–	–	–	–	(8,289)	(8,289)

Loans, net of allowance for loan losses	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	107,821	717,523
Customers’ liability under acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Investment in Schwab	–	–	–	–	–	–	–	–	12,174	12,174
Goodwill 3	–	–	–	–	–	–	–	–	17,148	17,148
Other intangibles 3	–	–	–	–	–	–	–	–	2,125	2,125
Land, buildings, equipment, and other depreciable assets 3,4	–	1	6	91	9	29	299	4,384	5,317	10,136
Deferred tax assets	–	–	–	–	–	–	–	–	2,444	2,444
Amounts receivable from brokers, dealers, and clients	33,951	–	–	–	–	–	–	–	–	33,951

Other assets	3,521	1,060	643	2,783	470	150	125	171	9,933	18,856
Total assets	$364,533	$83,731	$82,621	$64,424	$44,681	$144,520	$401,200	$310,176	$219,979	$1,715,865

Liabilities
Trading deposits	$1,802	$2,429	$2,065	$3,057	$1,639	$3,510	$3,455	$1,220	$–	$19,177
Derivatives	4,718	6,783	3,997	1,917	2,012	5,438	11,084	17,254	–	53,203
Securitization liabilities at fair value	–	608	243	652	345	2,495	6,706	2,669	–	13,718
Financial liabilities designated at fair value through profit or loss	18,654	7,290	12,563	15,892	5,251	–	4	11	–	59,665
Deposits 5,6
Personal	6,240	8,996	9,139	9,550	7,288	10,095	7,923	37	565,932	625,200
Banks	12,870	1,592	313	56	28	–	4	5	14,101	28,969

Business and government	25,387	24,703	24,841	15,274	7,214	14,378	52,852	3,386	313,129	481,164

Total deposits	44,497	35,291	34,293	24,880	14,530	24,473	60,779	3,428	893,162	1,135,333
Acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Obligations related to securities sold short 1	698	1,095	993	823	707	4,888	9,789	14,986	1,020	34,999
Obligations related to securities sold under repurchase agreements 2	122,433	23,944	30,879	1,791	4,952	4,873	4	–	–	188,876
Securitization liabilities at amortized cost	–	1,055	221	422	404	1,642	8,799	3,225	–	15,768
Amounts payable to brokers, dealers, and clients	35,143	–	–	–	–	–	–	–	–	35,143
Insurance-related liabilities	306	350	382	316	305	963	1,676	1,033	2,259	7,590
Other liabilities 4	7,672	3,630	1,744	701	1,048	1,304	1,402	5,633	7,342	30,476

Subordinated notes and debentures	–	–	–	–	–	–	200	11,277	–	11,477

Equity	–	–	–	–	–	–	–	–	95,499	95,499
Total liabilities and equity	$248,622	$84,511	$87,584	$50,453	$31,193	$49,586	$103,898	$60,736	$999,282	$1,715,865
Off-balance sheet commitments
Credit and liquidity commitments 7,8	$19,568	$23,526	$25,918	$20,089	$14,289	$43,760	$107,951	$4,343	$1,309	$260,753
Other commitments 9	77	169	183	188	165	657	875	553	–	2,867

Unconsolidated structured entity commitments	903	342	1,367	227	408	–	–	–	–	3,247
Total off-balance sheet commitments	$20,548	$24,037	$27,468	$20,504	$14,862	$44,417	$108,826	$4,896	$1,309	$266,867

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	Upon adoption of IFRS 16, ROU assets recognized are included in ‘Land, buildings, equipment, and other depreciable assets’ and lease liabilities recognized are included in ‘Other liabilities’.
5	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
6
Includes $41 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 months to 3 months’, $3 billion in ‘over 3 months to 6 months’, $5 billion in ‘over 6 months to 9 months’, $4 billion in ‘over 9 months to 1 year’, $9 billion in ‘over 1 to 2 years’, $16 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

7	Includes $290 million in commitments to extend credit to private equity investments.
8	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
9	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

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Capital Adequacy Risk
Capital adequacy risk is the risk of insufficient level and composition of capital being available in relation to the amount of capital required to carry out the Bank’s strategy and/or satisfy regulatory and internal capital adequacy requirements under normal and stress conditions.
Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.
Managing capital levels requires that the Bank holds sufficient capital, in normal and stress environments, to avoid the risk of breaching minimum capital levels prescribed by regulators and internal Board limits.
WHO MANAGES CAPITAL ADEQUACY RISK
The Board oversees the Bank’s capital adequacy and capital management by reviewing adherence to capital targets and approving the annual capital plan and the Global Capital Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework. The CRO and the SET member responsible for TBSM oversee that the Bank’s ICAAP is effective in meeting capital adequacy requirements.
The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy in support of the effective and prudent management of the Bank’s capital position and maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital targets.
TBSM is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by ALCO. TBSM updates the capital forecast, including appropriate changes to capital issuance, repurchase and redemption. The capital forecast is reviewed by ALCO. TBSM also leads the ICAAP and EWST processes. The Bank’s business segments are responsible for managing to the allocated capital limits.
Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other jurisdictions, manage their capital adequacy risk in accordance with applicable regulatory requirements. Capital management policies and procedures of subsidiaries are also required to conform with those of the Bank. U.S. regulated subsidiaries of the Bank are required to follow several regulatory guidelines, rules and expectations related to capital planning and stress testing including the U.S. Federal Reserve Board’s Regulation YY establishing Enhanced Prudential Standards for Foreign Banking Organizations, applicable to U.S. Bank Holding Companies. Refer to the sections on “Future Regulatory Capital Developments”, “Enterprise-Wide Stress Testing”, and “Risk Factors That May Affect Future Results” for further details.
HOW TD MANAGES CAPITAL ADEQUACY RISK
Capital resources are managed in a manner designed so that the Bank’s capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, so that it meets the higher of these requirements.
Regulatory capital requirements represent minimum capital levels. The Board approves capital targets that provide a sufficient buffer so that the Bank meets minimum capital requirements under stress conditions. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached. Capital targets are defined in the Global Capital Management Policy.
A periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported to the ALCO.
The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The results of the EWST are considered in the determination of capital targets and capital risk appetite limits.
The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing severe unexpected losses over a one-year
period.
In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to maintain capital adequacy through periods of bank-specific or systemic market stress. The Capital Contingency Plan outlines the governance and procedures to be followed if the Bank’s consolidated capital levels are forecast to fall below capital targets or when there are capital concerns from disruptive events or trends. It also outlines potential management actions that may be taken to prevent such a breach from occurring.
Legal, Regulatory Compliance and Conduct Risk
Legal, Regulatory Compliance and Conduct (LRCC) risk is the risk associated with the Bank’s failure to comply with applicable laws, rules, regulations, regulatory guidance, contractual obligations, TD’s Code of Conduct and Ethics, or standards of fair business conduct or market conduct, which can lead to financial loss, fines, sanctions, liabilities, or reputational harm that could be material to the Bank.
The Bank is exposed to LRCC risk in virtually all of its activities. Failure to mitigate LRCC risk and meet regulatory and legal requirements can impact the Bank’s ability to meet strategic objectives, poses a risk of censure or penalty, may lead to litigation, and puts the Bank’s reputation at risk. Financial penalties, reputational damage, and other costs associated with legal proceedings, and unfavourable judicial or regulatory determinations may also adversely affect the Bank’s business, results of operations and financial condition. LRCC risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return and also because LRCC risk generally cannot be effectively mitigated by trying to limit its impact to any one business or jurisdiction, as realized LRCC risk may adversely impact unrelated business or jurisdictions. LRCC risk is inherent in the normal course of operating the Bank’s businesses.
WHO MANAGES LEGAL, REGULATORY COMPLIANCE, AND CONDUCT RISK
The proactive and effective management of LRCC risk is complex given the breadth and pervasiveness of exposure. The LRCC Risk Management Framework applies enterprise-wide to the Bank and to all its corporate functions, business segments, its governance, risk, and oversight functions, and to its subsidiaries. All the Bank’s businesses are responsible for operating their business in compliance with LRCC Requirements applicable to their jurisdiction and specific business requirements, and for adhering to LRCC requirements in their business operations, including setting the appropriate tone for LRCC risk management. This accountability involves assessing the risk, designing and implementing controls, and monitoring and reporting on their ongoing effectiveness to safeguard the businesses from operating outside of the Bank’s risk appetite. The Compliance, GAML and Regulatory Risk Departments provide objective guidance, and oversight with respect to managing LRCC risk. The Legal and Regulatory Relationships and Government Affairs groups provide advice with respect to managing LRCC risk. Representatives of these groups interact regularly with senior executives of the Bank’s businesses. Also, the senior management of the Legal, Compliance, and GAML Departments have established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank’s compliance with the applicable laws and regulations. Senior

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management of the Compliance Department also reports regularly to the Corporate Governance Committee, which oversees conduct risk management in the Bank. In addition, senior management of the Regulatory Risk group has established periodic reporting to the Board and its committees.
HOW TD MANAGES LEGAL, REGULATORY COMPLIANCE AND CONDUCT RISK
Effective management of LRCC risk is a result of enterprise-wide collaboration and requires (a) independent and objective identification and assessment of LRCC risk, (b) objective guidance and advisory services and/or independent challenge and oversight to identify, assess, control, and monitor LRCC risk, and (c) an approved set of frameworks, policies, procedures, guidelines, and practices. While each business line is accountable for operating in compliance with applicable laws and regulations and for effectively managing LRCC risk, each of the Legal, Compliance, GAML, and Regulatory Risk Departments plays a critical role in the management of LRCC risk at the Bank. Depending on the circumstances, they play different roles at different times: ‘trusted advisor’, provider of objective guidance, independent challenge, and oversight and control (including ‘gatekeeper’ or approver).
In particular, the Compliance Department performs the following functions: it acts as an independent Regulatory Compliance and Conduct Risk management oversight function; it fosters a culture of integrity, ethics and compliance across the organization to manage and mitigate Regulatory Compliance and Conduct Risks; it assesses the adequacy of, adherence to, and effectiveness of the Bank’s day-to-day
Regulatory Compliance Management (RCM) controls; it is accountable for leading the enterprise Conduct Risk governance and oversight; and it supports the Global Chief Compliance Officer in providing an opinion to the Audit Committee as to whether the RCM controls are sufficiently robust in achieving compliance with applicable regulatory requirements. The Compliance Department works in partnership with Human Resources and Operational Risk Management to provide oversight and challenge to the businesses in their management of conduct risk.
The GAML Department acts as an independent regulatory compliance and risk management oversight function and is responsible for regulatory compliance and the broader prudential risk management components of the AML, Anti-Terrorist Financing, Sanctions, and Anti-Bribery/Anti-Corruption programs (collectively, the “GAML Programs”), including their design, content, and enterprise-wide implementation; develops standards, monitors, evaluates, and reports on GAML program controls, design, and execution; and reports on the overall adequacy and effectiveness of the GAML Programs, including program design and operation. In addition, the Compliance and GAML Departments have developed methodologies and processes to measure and aggregate regulatory compliance risks and conduct risks on an ongoing basis as a baseline to assess whether the Bank’s internal controls are effective in adequately mitigating such risks and determine whether individual or aggregate business activities are conducted within the Bank’s risk appetite.
The Legal Department acts as an independent provider of legal services and advice and protects the Bank from unacceptable legal risk. The Legal Department has also developed methodologies for measuring litigation risk for adherence to the Bank’s risk appetite.
Processes employed by the Legal, Compliance, and GAML Departments (including policies and frameworks, training and education, and the Code of Conduct and Ethics) support the responsibility of each business to adhere to LRCC Requirements.
Finally, the Bank’s Regulatory Risk and Government Affairs groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations and regulatory findings remediation, support regulatory discussions on new or proposed products or business initiatives, and advance the public policy objectives of the Bank.
Reputational Risk
Reputational risk is the potential that stakeholder perceptions, whether true or not, regarding the Bank’s business practices, actions or inactions, will or may cause a significant decline in the Bank’s value, brand, liquidity or customer base, or require costly measures to address.
A company’s reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative perceptions about the Bank’s business practices involving any aspect of the Bank’s operations and usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. Since all risk categories can have an impact on a company’s reputation, reputational risk is not managed in isolation from the Bank’s other major risk categories and can ultimately impact its brand, earnings, and capital.
WHO MANAGES REPUTATIONAL RISK
Responsibility for managing risks to the Bank’s reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The ERRC is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the ERRC is to oversee the management of reputational risk within the Bank’s risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities where significant reputational risk profiles have been identified and escalated. The ERRC also provides a forum for discussion, review, and escalation for non-traditional
risks.
At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation and the management of reputational risk. This means that every Bank employee is responsible for following ethical practices at all times, complying with applicable policies, legislation, and regulations and are also supporting positive interactions with the Bank’s stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance the Bank’s reputation.
HOW TD MANAGES REPUTATIONAL RISK
The Bank’s approach to the management of reputational risk combines the experience and knowledge of individual business segments, corporate shared service areas and governance, risk and oversight functions. It is based on enabling the Bank’s businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately and in line with the Bank’s strategy and reputational risk appetite. The Bank’s Reputational Risk Management Framework provides a comprehensive overview of its approach to the management of this risk. Amongst other significant policies, the Bank’s Enterprise Reputational Risk Management Policy is approved by the Group Head and CRO and sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These requirements include implementing procedures and designating a business-level committee (where required by the Policy) to review and assess reputational risks and escalation to the ERRC as appropriate.
The Bank also has an enterprise-wide New Business and Product Approval (NBPA) Policy that is approved by the CRO and establishes standard practices to support consistent processes for approving new businesses, products, and services across the Bank. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and consideration of all aspects of a new product, including reputational risk.

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Environmental and Social Risk
Environmental and social risk is the risk of financial loss or reputational damage resulting from the Bank’s inability to adapt to changing environmental or social issues, including climate change, that impact or are associated with the Bank’s operations, business activities, products, clients or the communities the Bank operates in.
Management of environmental and social (E&S) risk is an enterprise-wide priority. Key E&S risks include: (1) direct risks associated with the ownership and operation of the Bank’s businesses, which include management and operation of company-owned or managed real estate, business operations, and associated services; (2) indirect risks associated with environmental and social issues or events (including climate change) that may impact the Bank’s customers and clients, or the communities in which the Bank operates; (3) identification and management of new or emerging environmental and social regulatory issues; and (4) failure to understand and appropriately leverage environmental or social-related trends to meet customer and consumer demands for products and services.
WHO MANAGES ENVIRONMENTAL AND SOCIAL RISK
The Bank integrates environmental and social risk management capabilities into each business to reinforce ownership and support of the business in assessing, reporting and escalating these risks. The ESG strategy and E&S risks are managed within a governance structure that balances broad engagement across the organization while also providing line-of-sight
accountability. The Senior Vice President, Sustainability and Corporate Citizenship and the Senior Vice President, Enterprise and Operational Risk Management hold senior executive accountability for environmental and social strategy and risk management, respectively. In addition, the Global Head, Diversity and Inclusion is consulted on emerging social risks related to diversity and inclusion. The Sustainability and Corporate Citizenship team supports the development of the Bank’s environmental, social and related governance strategy, performance standards and targets, and reports on performance. The Bank’s Environmental and Social Risk Management group, operating under Operational Risk Management, has environmental and social risk oversight accountabilities, including establishing risk frameworks, policies, processes and governance to identify, assess, control, monitor and report on environmental and social risks, including climate-related risks, to the Bank. The ESG Credit Risk team under Credit Risk Management is focused on applying enterprise-level environmental and social risk frameworks and associated monitoring and control activities to the Bank’s lending portfolio. The Bank’s various business-specific and enterprise risk committees are also involved in monitoring material risks and acting as governance bodies for escalation and oversight of emerging environmental and social risk issues.
HOW TD MANAGES ENVIRONMENTAL AND SOCIAL RISK
The Bank manages E&S risks through an enterprise-wide Environmental and Social Risk Framework which is supported by business segment level policies and procedures across the Bank, and is aligned with the Bank’s risk appetite for environmental and social risk.
The Bank’s environmental and social metrics, targets, and performance are publicly reported within its annual ESG Report. Key performance measures are reported according to the Global Reporting Initiative (GRI), with select metrics that are independently assured.
TD’s Environmental and Social Credit Risk Process for
Non-Retail
Credit Business Lines contains a set of due diligence tools that are applied to all material non-retail
lending activities, which include general-corporate-purpose, project and fixed asset financing. This process includes assessment of the Bank’s clients’ policies, procedures, and performance on significant environmental and social issues, such as air, land and water risk, biodiversity, stakeholder engagement, and the free, prior and informed consent (FPIC) of Indigenous Peoples. The Bank also assesses borrower activities against a list of prohibited business activities and transactions based on environmental and social risks. In addition, within Wholesale and Commercial Banking, sector-specific guidelines are in place to assess clients within environmentally sensitive sectors. In the area of project finance, the Bank has been a signatory to the Equator Principles since 2007 and reports on Equator Principles projects within its annual ESG Report. The Equator Principles help financial institutions determine, assess, manage and report environmental and social risk in respect of projects that are in scope of the Equator Principles. The Bank uses a comprehensive set of tools and guidance documents to identify and categorize Equator Principle deals appropriately.
Climate Risk
Climate risk is the risk of financial loss or reputational damage from materialized credit, market, operational or other risks resulting from the physical and transition risks of climate change to the Bank, its clients or the communities in which the Bank operates. In its 2020 Managing Climate-Related Risks and Opportunities: Update on TCFD report, the Bank disclosed its alignment with the Financial Stability Board’s TCFD recommendations which seek to provide a more consistent approach for assessing and reporting climate-related risks, including physical and transition risks and opportunities. TD is developing methodologies and approaches, including building related tools and capabilities for quantitative measurement for climate scenario analysis, through participation in industry-wide working groups. The Bank is a member of the United Nations Environment Programme Finance Initiative (UNEP FI) and is participating in TCFD pilot studies led by UNEP FI that seek to develop harmonized industry-wide approaches for climate scenario analysis in bank lending, investments, and insurance portfolios.
TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate ESG issues into investment analysis and decision-making. TDAM has adopted its Sustainable Investing Policy across its operations since 2009. The Policy provides a high-level overview of how TDAM fulfils its commitment to the six guiding principles set out by the UN PRI. In 2015, TD Insurance became a signatory to the UNEP FI Principles for Sustainable Insurance, which provides a global framework for managing ESG risks within the insurance industry.
Codes of Conduct and Human Rights
The Bank has several policies, including the Bank’s Code of Conduct and Ethics that reflect the Bank’s commitment to manage its business responsibly and in compliance with applicable laws. For additional information on the Code of Conduct and Ethics, refer to the “Legal, Regulatory Compliance and Conduct Risk” section above. The Bank has a Statement on Human Rights that reflects TD’s commitment to manage its business responsibly and in accordance with its corporate responsibility to respect human rights as set out in the United Nations Guiding Principles on Business and Human Rights.
In addition, when registering suppliers, the Bank requests that suppliers confirm that they operate in accordance with the expectations described in TD’s Supplier Code of Conduct, which includes the protection of human rights. The Bank may apply enhanced due diligence to sourcing products and services when social, ethical, environmental and geographical factors suggest higher risk. The Bank’s North American Supplier Diversity Program seeks to promote a level playing field and encourage the inclusion of women, Black, Indigenous and other minorities, the LGBTQ2+ community, people with disabilities, veterans and other diverse groups in its procurement process. To reflect this goal, in 2021, TD’s Chief Procurement Officer released a Statement on Supplier Diversity recognizing diversity and inclusion as both a core value and a business imperative.

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The Bank also has policies and practices in place to address the risk of slavery and human trafficking in our business activities. TD publicly reports under section 54(1) of the
United Kingdom Modern Slavery Act 2015
through the Bank’s annual Slavery and Human Trafficking Statement, and the Bank’s Supplier Code of Conduct reflects our commitment to respect human rights.
The Bank proactively monitors and assesses industry, regulatory and legislative developments and assesses the potential impacts of climate change and related risks on its operations, lending portfolios, investments, and businesses. TD also maintains an ‘open door’ approach with environmental and community organizations, industry associations, and responsible investment organizations.
Additional information on TD’s environmental and social risk management and performance is included in the Bank’s ESG Report, which is available on the Bank’s website.

ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Policies and Estimates
ACCOUNTING POLICIES AND ESTIMATES
The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies and estimates are presented in the Notes of the 2021 Consolidated Financial Statements. The Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include the classification and measurement of financial assets, accounting for impairments of financial assets, accounting for leases, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, the consolidation of structured entities, and accounting for revenue from contract with customers.
The Bank’s 2021 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s 2021 Consolidated Financial Statements.
ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
Business Model Assessment
The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 of the Bank’s 2021 Consolidated Financial Statements for details on the Bank’s business models. In determining its business models, the Bank considers the following:
•	Management’s intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.
Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect
business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or more than infrequent.
Solely Payments of Principal and Interest Test
In assessing whether contractual cash flows represent solely payments of principal and interest (SPPI), the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instruments continue to meet the SPPI test:
•	Performance-linked features;
•	Terms that limit the Bank’s claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.
IMPAIRMENT OF FINANCIAL ASSETS
Significant Increase in Credit Risk
For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure’s credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.
For
non-retail
exposures, BRR is determined on an individual borrower basis using industry and sector specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met. Refer to the “Impact of
COVID-19”
section of this document for considerations as a result of
COVID-19.

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Measurement of Expected Credit Loss
For retail exposures, ECLs are calculated as the product of PD, LGD, and EAD at each time step over the remaining expected life of the financial asset and discounted to the reporting date based on the EIR. PD estimates represent the forward-looking PD, updated quarterly based on the Bank’s historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off
events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and expectations about future draws where applicable.
For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure’s BRR to forward-looking PD over the expected life. LGD estimates are determined by mapping the exposure’s FRR to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.
Forward-Looking Information
In calculating ECLs, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of possible economic conditions by considering the sources of uncertainty around the base forecast. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability weighted ECLs. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability-weightings to determine the probability-weighted ECLs. Refer to the “Impact of
COVID-19”
section of this document for considerations as a result of
COVID-19
and Note 8 of the Consolidated Financial Statements for further details on the macroeconomic variables and ECL sensitivity.
Expert Credit Judgment
ECLs are recognized on the initial recognition of financial assets. Allowance for credit losses represents management’s best estimate of the risk of default and ECLs on the financial assets, including any off-balance
sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models. Refer to the “Impact of
COVID-19”
section of this document for considerations as a result of
COVID-19.
Management’s judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.
Impact of
COVID-19
The Bank introduced relief programs in 2020 that allowed borrowers to temporarily defer payments of principal and/or interest on their loans and supported various government-assistance programs which reduced the Bank’s exposure to expected losses. Under these relief programs and notwithstanding any other changes in credit risk, opting into a payment deferral program did not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and did not result in additional days past due. The majority of these relief programs have now ended.
As a result of
COVID-19,
there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of
COVID-19 are not
fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific
COVID-19
impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.
LEASES
The Bank applies judgment in determining the appropriate lease term on a lease-by-lease
basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers “reasonably certain” to be a high threshold. Changes in the economic environment or changes in the industry may impact the
Bank’s assessment of lease term, and any changes in the Bank’s estimate of lease terms may have a material impact on the Bank’s Consolidated Balance Sheet and Consolidated Statement of Income.
In determining the carrying amount of ROU assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank’s creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 92

FAIR VALUE MEASUREMENTS
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.
For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment
rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
Judgment is used in recording valuation adjustments to model fair values to account for system limitations or measurement uncertainty, such as when valuing complex and less actively traded financial instruments. Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. The Bank recognizes various types of valuation adjustments including, but not limited to, adjustments for bid-offer
spreads, adjustments for the unobservability of inputs used in pricing models, and adjustments for assumptions about risk, such as the creditworthiness of either counterparty and market implied unsecured funding costs and benefits for OTC derivatives. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, IBOR reform may also have an impact on the fair value of products that reference or use valuation models with IBOR inputs.
The Bank recognized valuation adjustments of $226 million as at October 31, 2021 (October 31, 2020 – $543 million) against the fair value of financial instruments, related mainly to credit risk, funding risk, and bid-offer
spreads on derivatives.
An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5 of the Bank’s 2021 Consolidated Financial Statements.
DERECOGNITION OF FINANCIAL INSTRUMENTS
Certain assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial assets have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in AOCI. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
GOODWILL AND OTHER INTANGIBLES
The recoverable amount of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal growth rates. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.
EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and post-retirement defined benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value the projected benefit obligation is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.
INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

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PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case
basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.
Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.
INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking into account all the uncertainties involved.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.
Further information on insurance risk assumptions is provided in Note 22 of the 2021 Consolidated Financial Statements.
CONSOLIDATION OF STRUCTURED ENTITIES
Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.
Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity’s key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity’s key economic activities, it is considered to have decision-making power over the entity.
The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.
If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.
The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.
REVENUE FROM CONTRACTS WITH CUSTOMERS
The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank’s performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.
The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.
The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.

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ACCOUNTING STANDARDS AND POLICIES
Current and Future Changes in Accounting Policies
CURRENT CHANGES IN ACCOUNTING POLICY
The following new standards and changes in accounting policies have been adopted by the Bank on November 1, 2020.
Interest Rate Benchmark Reform Phase 2
On August 27, 2020, the IASB issued
Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
(Interest Rate Benchmark Reform Phase 2). The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Bank early adopted these amendments on November 1, 2020 and no transition adjustment was required.
Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the EIR prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually
specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.
The global benchmark rate reform initiative to transition from IBORs to ARRs may result in market dislocation and have other adverse consequences to the Bank, its customers, market participants, and the financial services industry. Market risks arise because the new reference rates are likely to differ from the existing benchmark rates which could result in different financial performance for previously booked transactions, require alternative hedging strategies, or affect the Bank’s capital and liquidity planning and management. In order to manage these risks, the Bank has established an enterprise-wide, cross functional initiative with senior management and Board oversight to evaluate and monitor the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions.
The Bank is progressing on its transition plan and continues to monitor industry and regulatory developments while incorporating global working group and regulator best practice guidance on transition activities. Details related to certain market developments are noted below:
•
To help support the transition of legacy derivative contracts, the Bank’s registered swap dealer and four additional Bank affiliates have adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol (ISDA Protocol). The ISDA Protocol, which took effect on January 25, 2021, provides an efficient transition mechanism for mutually adhering counterparties to incorporate prescribed fallback rates into legacy derivative contracts.

•
London Clearing House and the Chicago Mercantile Exchange (CME) Group have established a process with market participants to convert outstanding London Inter-Bank Offered Rate (LIBOR) swaps into corresponding market standard
ARR-based
contracts.

•
In July 2021, the Alternative Reference Rates Committee formally recommended CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) term rates, following completion of a key change in interdealer trading conventions on July 26, 2021 under the SOFR First initiative.

In March 2021, the ICE Benchmark Administration (IBA) announced that the publication of LIBOR settings will cease immediately after December 31, 2021 for all sterling, Japanese yen, Swiss franc, and euro settings as well as the
1-week
and
2-month
US LIBOR settings. The remaining US LIBOR settings will cease to be published immediately after June 30, 2023. In September 2021, the U.K. Financial Conduct Authority (FCA) confirmed that they will require the IBA to publish certain settings of sterling and Japanese yen LIBOR on a non-representative
synthetic basis after December 31, 2021 to support an orderly wind down of legacy exposures in the marketplace. To support the global regulatory objective to transition away from LIBOR benchmarks, global regulators have issued guidance and policy statements to supervised institutions restricting the use of US LIBOR as a reference rate in new contracts written after December 31, 2021, subject to limited exceptions.
Hedging Relationships
On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of fair value changes on hedging instruments designated in certain fair value hedge accounting relationships, reclassifying the component excluded from the assessment of hedge effectiveness from non-interest
income to net interest income. With the reclassification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Consolidated Statement of Income. For the comparative years ended October 31, 2020 and October 31, 2019, the Bank reclassified losses of $1,114 million and $110 million, respectively, from
Non-interest
income to Net interest income on the Consolidated Statement of Income to conform with the presentation adopted in the current year.
Business Combinations
In October 2018, the IASB issued narrow-scope amendments to IFRS 3,
Business Combinations
. The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The Bank adopted these amendments on November 1, 2020 prospectively and they did not have a significant impact on the Bank.
Revised Conceptual Framework for Financial Reporting
In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Bank adopted the Revised Conceptual Framework prospectively on November 1, 2020 and it did not have a significant impact on the Bank.

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FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Consolidated Financial Statements and will adopt the standard when it becomes effective.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts,
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee and Audit Committee of the Bank.
The Bank is proceeding with implementation of the software solution, including data preparation, system testing and configuration. In addition, the Bank is participating in industry consultations, including OSFI’s draft regulatory capital requirements.

ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures
DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2021. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2021.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.
The Bank’s management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2021, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of, and for the year ended October 31, 2021. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2021.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year and quarter ended October 31, 2021, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 96

Additional Financial Information
Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 59:  INVESTMENT PORTFOLIO – Securities Maturity Schedule
1,2

(millions of Canadian dollars)									As at
	Remaining terms to maturities 3
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total		Total
							October 31 2021	October 31 2020	October 31 2019

Securities at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal
Fair value	$2,596	$2,005	$4,811	$2,684	$423	$–	$12,519	$14,126	$9,663
Amortized cost	2,592	1,990	4,763	2,663	420	–	12,428	13,967	9,603
Yield	1.88%	1.09%	1.06%	1.45%	2.72%	–%	1.37%	1.79%	2.15%
Provinces
Fair value	1,120	2,596	3,635	9,940	852	–	18,143	16,502	12,927
Amortized cost	1,118	2,570	3,559	9,839	849	–	17,935	16,342	12,890
Yield	2.18%	2.02%	1.90%	2.11%	1.95%	–%	2.05%	2.95%	3.20%
U.S. federal government debt
Fair value	8,344	1,313	2,206	–	–	–	11,863	22,168	25,176
Amortized cost	8,340	1,299	2,196	–	–	–	11,835	22,074	25,166
Yield	1.83%	2.05%	1.64%	–%	–%	–%	1.82%	1.75%	1.67%
U.S. states, municipalities, and agencies
Fair value	2,151	1,383	419	13	3,471	–	7,437	10,866	15,561
Amortized cost	2,150	1,382	414	13	3,438	–	7,397	10,801	15,537
Yield	1.38%	2.18%	2.52%	0.89%	1.07%	–%	1.45%	1.54%	2.33%
Other OECD government-guaranteed debt
Fair value	5,302	286	784	192	–	–	6,564	10,756	14,407
Amortized cost	5,296	285	780	190	–	–	6,551	10,720	14,394
Yield	1.60%	1.89%	1.55%	2.13%	–%	–%	1.62%	1.58%	1.68%
Canadian mortgage-backed securities
Fair value	1,161	93	–	–	–	–	1,254	3,865	5,437
Amortized cost	1,159	92	–	–	–	–	1,251	3,855	5,407

Yield	1.66%	1.67%	–%	–%	–%	–%	1.66%	1.57%	1.63%
Other debt securities
Asset-backed securities
Fair value	1,682	538	1,432	684	2,645	–	6,981	10,006	15,888
Amortized cost	1,683	538	1,425	683	2,628	–	6,957	10,051	15,890
Yield	0.34%	1.92%	2.31%	1.87%	0.83%	–%	1.20%	1.57%	2.27%
Non-agency CMO 4
Fair value	–	–	–	–	–	–	–	–	247
Amortized cost	–	–	–	–	–	–	–	–	247
Yield	–%	–%	–%	–%	–%	–%	–%	–%	2.52%
Corporate and other debt
Fair value	1,825	2,386	2,146	1,723	24	–	8,104	9,895	7,834
Amortized cost	1,820	2,358	2,135	1,711	30	–	8,054	9,853	7,832

Yield	2.42%	1.90%	1.70%	1.94%	0.60%	–%	1.97%	2.58%	2.56%
Equity securities
Common shares
Fair value	–	–	–	–	–	4,117	4,117	2,387	1,598
Amortized cost	–	–	–	–	–	3,887	3,887	2,641	1,594
Yield	–%	–%	–%	–%	–%	3.34%	3.34%	2.03%	3.07%
Preferred shares
Fair value	–	–	–	–	–	482	482	212	242
Amortized cost	–	–	–	–	–	470	470	303	302

Yield	–%	–%	–%	–%	–%	5.04%	5.04%	3.38%	4.07%
Total securities at fair value through other comprehensive income
Fair value	$24,181	$10,600	$15,433	$15,236	$7,415	$4,599	$77,464	$100,783	$108,980
Amortized cost	24,158	10,514	15,272	15,099	7,365	4,357	76,765	100,607	108,862
Yield	1.69%	1.83%	1.61%	1.96%	1.18%	3.52%	1.80%	1.98%	2.17%

1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

2	There were no securities from a single issuer where the book value was greater than 10% as at October 31, 2021 and October 31, 2020.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
4	Collateralized mortgage obligation (CMO).

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 97

TABLE 59:  INVESTMENT PORTFOLIO – Securities Maturity Schedule
(continued)
1,2

(millions of Canadian dollars)									As at
	Remaining terms to maturities 3
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total		Total
							October 31 2021	October 31 2020	October 31 2019

Debt securities at amortized cost
Government and government-related securities
Canadian government debt
Federal
Fair value	$13,070	$1,082	$5,435	$1,278	$1,787	$–	$22,652	$17,989	$4,759
Amortized cost	13,060	1,079	5,392	1,288	1,774	–	22,593	17,981	4,771
Yield	0.24%	2.11%	1.21%	1.55%	2.94%	–%	0.85%	0.48%	2.19%
Provinces
Fair value	65	925	2,502	7,435	22	–	10,949	5,666	2,268
Amortized cost	65	923	2,492	7,428	22	–	10,930	5,627	2,271
Yield	1.84%	2.21%	1.27%	1.69%	2.19%	–%	1.64%	3.05%	3.92%
U.S. federal government and agencies debt
Fair value	1,007	25,131	7,287	24,450	14,862	–	72,737	53,574	2,809
Amortized cost	1,007	24,680	7,462	24,708	14,993	–	72,850	53,420	2,806
Yield	0.12%	0.39%	0.67%	1.04%	2.07%	–%	0.98%	0.30%	1.67%
U.S. states, municipalities, and agencies
Fair value	583	6,245	11,034	22,318	22,381	–	62,561	60,755	40,349
Amortized cost	579	6,127	10,990	22,458	22,299	–	62,453	60,425	40,408
Yield	2.28%	2.27%	2.64%	1.39%	0.51%	–%	1.39%	1.37%	2.42%
Other OECD government-guaranteed debt
Fair value	7,489	14,757	13,467	3,315	–	–	39,028	37,518	28,190
Amortized cost	7,483	15,754	13,123	3,373	–	–	39,733	37,140	28,019

Yield	0.12%	0.45%	0.41%	0.66%	–%	–%	0.39%	0.47%	0.63%
Other debt securities
Asset-backed securities
Fair value	654	4,994	8,200	6,504	12,854	–	33,206	27,126	28,698
Amortized cost	654	4,989	8,204	6,512	12,813	–	33,172	27,197	28,763
Yield	0.10%	1.15%	1.39%	1.46%	0.93%	–%	1.17%	1.86%	2.69%
Non-agency CMO
Fair value	–	–	–	–	16,376	–	16,376	17,310	16,384
Amortized cost	–	–	–	–	16,214	–	16,214	16,992	16,236
Yield	–%	–%	–%	–%	2.77%	–%	2.77%	2.85%	2.83%
Canadian issuers
Fair value	–	89	1,101	934	4	–	2,128	889	99
Amortized cost	–	88	1,110	931	4	–	2,133	887	99
Yield	–%	0.83%	1.25%	1.58%	–%	–%	1.37%	2.79%	2.56%
Other issuers
Fair value	1,941	2,997	1,841	2,036	–	–	8,815	8,046	7,189
Amortized cost	1,938	2,993	1,867	2,063	–	–	8,861	8,010	7,124

Yield	0.61%	0.76%	0.32%	1.21%	–%	–%	0.74%	0.69%	1.07%
Total debt securities at amortized cost
Fair value	$24,809	$56,220	$50,867	$68,270	$68,286	$–	$268,452	$228,873	$130,745
Amortized cost	24,786	56,633	50,640	68,761	68,119	–	268,939	227,679	130,497

Yield	0.28%	0.76%	1.23%	1.27%	1.54%	–%	1.13%	1.10%	2.07%

1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

2	There were no securities from a single issuer where the book value was greater than 10% as at October 31, 2021 and October 31, 2020.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 98

TABLE 60: LOAN PORTFOLIO – Maturity Schedule

(millions of Canadian dollars)								As at
	Remaining term-to-maturity
	Under 1 year	1 to 5 years	Over 5 years	Total				Total
				October 31 2021	October 31 2020	October 31 2019	October 31 2018	October 31 2017
Canada
Residential mortgages	$27,056	$200,688	$3,931	$231,675	$213,239	$200,952	$193,829	$190,325
Consumer instalment and other personal
HELOC	40,139	61,757	37	101,933	94,838	91,053	86,159	74,937
Indirect Auto	846	13,492	13,242	27,580	27,350	25,697	24,216	22,282
Other	17,753	889	615	19,257	18,277	18,453	18,570	17,347

Credit card	15,149	–	–	15,149	15,552	18,428	18,046	18,028

Total personal	100,943	276,826	17,825	395,594	369,256	354,583	340,820	322,919
Real estate
Residential	9,211	9,314	6,191	24,716	22,698	19,801	18,336	17,951
Non-residential	9,360	5,949	3,532	18,841	17,514	15,827	13,540	12,721

Total real estate	18,571	15,263	9,723	43,557	40,212	35,628	31,876	30,672

Total business and government (including real estate)	70,572	36,725	14,805	122,102	115,472	112,600	104,501	90,793

Total loans – Canada	171,515	313,551	32,630	517,696	484,728	467,183	445,321	413,712
United States
Residential mortgages	1,350	293	34,930	36,573	38,832	34,501	31,128	31,460
Consumer instalment and other personal
HELOC	7,714	49	963	8,726	10,937	11,526	12,334	12,434
Indirect Auto	338	18,933	12,279	31,550	33,087	32,454	29,870	29,182
Other	180	585	4	769	943	1,115	878	854

Credit card	15,584	–	–	15,584	16,777	18,129	16,964	14,972

Total personal	25,166	19,860	48,176	93,202	100,576	97,725	91,174	88,902
Real estate
Residential	1,712	3,129	4,401	9,242	10,200	8,880	8,078	7,346
Non-residential	3,599	10,823	7,100	21,522	25,229	24,255	22,521	22,274

Total real estate	5,311	13,952	11,501	30,764	35,429	33,135	30,599	29,620

Total business and government (including real estate)	29,383	54,854	43,514	127,751	148,501	133,659	127,523	122,691

Total loans – United States	54,549	74,714	91,690	220,953	249,077	231,384	218,697	211,593
Other International
Personal	34	–	–	34	12	12	14	14

Business and government	8,573	1,654	–	10,227	9,206	5,781	5,469	4,478

Total loans – Other international	8,607	1,654	–	10,261	9,218	5,793	5,483	4,492
Other loans
Debt securities classified as loans	n/a	n/a	n/a	n/a	n/a	n/a	n/a	3,209

Acquired credit-impaired loans	6	19	127	152	232	313	453	665

Total other loans	6	19	127	152	232	313	453	3,874
Total loans	$234,677	$389,938	$124,447	$749,062	$743,255	$704,673	$669,954	$633,671

TABLE 61: LOAN PORTFOLIO – Rate Sensitivity

(millions of Canadian dollars)										As at

	October 31, 2021		October 31, 2020		October 31, 2019		October 31, 2018		October 31, 2017
	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years
Fixed rate	$277,593	$94,752	$269,533	$97,698	$228,904	$91,698	$218,098	$84,450	$197,483	$84,080

Variable rate	112,345	29,695	97,391	35,943	99,430	34,991	95,861	34,018	79,447	36,093
Total	$389,938	$124,447	$366,924	$133,641	$328,334	$126,689	$313,959	$118,468	$276,930	$120,173

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 99

The changes in the Bank’s allowance for loan losses for the years ended October 31 are shown in the following table.

TABLE 62:  ALLOWANCE FOR LOAN LOSSES
1

(millions of Canadian dollars, except as noted)	2021	2020	2019	2018	2017
Allowance for loan losses – Balance at beginning of year	$8,290	$4,447	$3,549	$3,475	$3,873
Provision for credit losses	(225)	7,239	3,030	2,472	2,216
Write-offs
Canada
Residential mortgages	13	13	17	15	22
Consumer instalment and other personal
HELOC	8	9	11	8	11
Indirect Auto	207	303	284	251	337
Other	186	267	256	216	216

Credit card	402	620	585	557	595
Total personal	816	1,212	1,153	1,047	1,181
Real estate
Residential	–	2	2	2	1
Non-residential	1	1	1	1	2

Total real estate	1	3	3	3	3

Total business and government (including real estate)	144	127	96	75	75
Total Canada	960	1,339	1,249	1,122	1,256
United States
Residential mortgages	3	13	14	16	19
Consumer instalment and other personal
HELOC	1	9	15	22	39
Indirect Auto	285	476	450	387	315
Other	161	197	204	192	152

Credit card	609	1,100	1,114	958	777
Total personal	1,059	1,795	1,797	1,575	1,302
Real estate
Residential	5	5	2	1	3
Non-residential	3	11	7	10	6
Total real estate	8	16	9	11	9

Total business and government (including real estate)	154	302	129	79	91
Total United States	1,213	2,097	1,926	1,654	1,393
Other International
Personal	–	–	–	–	–

Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	n/a	n/a	n/a	n/a	9

Acquired credit-impaired loans 2,3	–	1	3	2	1
Total other loans	–	1	3	2	10

Total write-offs against portfolio	2,173	3,437	3,178	2,778	2,659
Recoveries
Canada
Residential mortgages	1	1	–	1	2
Consumer instalment and other personal
HELOC	1	–	–	1	1
Indirect Auto	55	68	54	58	90
Other	49	39	36	37	41

Credit card	97	91	87	87	98
Total personal	203	199	177	184	232
Real estate
Residential	–	–	–	–	1
Non-residential	–	1	–	–	–
Total real estate	–	1	–	–	1

Total business and government (including real estate)	18	15	20	17	20
Total Canada	221	214	197	201	252
United States
Residential mortgages	5	2	1	2	4
Consumer instalment and other personal
HELOC	7	5	4	4	11
Indirect Auto	182	141	132	116	100
Other	23	25	26	35	24

Credit card	206	216	210	173	154
Total personal	423	389	373	330	293
Real estate
Residential	1	2	2	2	2
Non-residential	4	2	2	7	8
Total real estate	5	4	4	9	10

Total business and government (including real estate)	26	28	23	42	58
Total United States	449	417	396	372	351
Other International
Personal	–	–	–	–	–

Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	n/a	n/a	n/a	n/a	–

Acquired credit-impaired loans 2,3	5	9	16	16	22
Total other loans	5	9	16	16	22

Total recoveries on portfolio	675	640	609	589	625
Net write-offs	(1,498)	(2,797)	(2,569)	(2,189)	(2,034)
Disposals	(4)	(22)	(3)	(46)	(83)

Foreign exchange and other adjustments	(404)	(75)	(4)	49	(122)
Total allowance for loan losses, including off-balance sheet positions	6,159	8,792	4,003	3,761	3,850

Less: Change in allowance for off-balance sheet positions 4,5	(231)	502	(444)	212	67

Total allowance for loan losses, at end of period 5	$6,390	$8,290	$4,447	$3,549	$3,783
Ratio of net write-offs in the period to average loans outstanding	0.20%	0.41%	0.38%	0.34%	0.33%

1	Opening balance of allowance for loan losses effective November 1, 2017 was booked in accordance with IFRS 9. Allowance for loan losses prior to November 1, 2017 was booked in accordance with IAS 39.
2	Includes all FDIC covered loans and other ACI loans.
3	Other adjustments are required as a result of the accounting for FDIC covered loans.
4	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.
5	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 100

TABLE 63:  AVERAGE DEPOSITS
1

(millions of Canadian dollars, except as noted)					For the years ended
	October 31, 2021			October 31, 2020			October 31, 2019
	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid
Deposits booked in Canada 2
Non-interest-bearing demand deposits	$21,994	$–	–%	$17,331	$–	–%	$14,058	$–	–%
Interest-bearing demand deposits	115,541	820	0.71	95,184	1,057	1.11	75,709	1,579	2.09
Notice deposits	307,910	175	0.06	256,708	384	0.15	222,249	786	0.35

Term deposits	232,258	2,152	0.93	251,314	4,189	1.67	246,078	5,598	2.27
Total deposits booked in Canada	677,703	3,147	0.46	620,537	5,630	0.91	558,094	7,963	1.43

Deposits booked in the United States
Non-interest-bearing demand deposits	12,276	–	–	10,899	–	–	9,745	1	0.01
Interest-bearing demand deposits	21,524	42	0.20	10,075	50	0.50	5,147	43	0.84
Notice deposits	444,995	330	0.07	405,965	1,678	0.41	330,301	3,862	1.17

Term deposits	48,200	162	0.34	64,182	837	1.30	59,534	1,435	2.41
Total deposits booked in the United States	526,995	534	0.10	491,121	2,565	0.52	404,727	5,341	1.32

Deposits booked in the other international
Non-interest-bearing demand deposits	25	–	–	14	–	–	162	–	–
Interest-bearing demand deposits	38	–	–	2,415	4	0.17	627	1	0.16
Notice deposits	–	–	–	–	–	–	–	–	–

Term deposits	28,474	61	0.21	25,280	248	0.98	26,449	427	1.61

Total deposits booked in other international	28,537	61	0.21	27,709	252	0.91	27,238	428	1.57
Total average deposits	$1,233,235	$3,742	0.30%	$1,139,367	$8,447	0.74%	$990,059	$13,732	1.39%

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	As at October 31, 2021, deposits by foreign depositors in TD’s Canadian bank offices amounted to $147 billion (October 31, 2020 – $154 billion, October 31, 2019 – $152 billion).

TABLE 64:  DEPOSITS – Denominations of $100,000 or greater
1

(millions of Canadian dollars)					As at
	Remaining term-to-maturity
	Within 3 months	3 months to 6 months	6 months to 12 months	Over 12 months	Total
	October 31, 2021
Canada	$62,340	$32,675	$30,006	$81,021	$206,042
United States	12,023	9,857	18,219	2,895	42,994

Other international	15,177	8,300	10,908	–	34,385

Total	$89,540	$50,832	$59,133	$83,916	$283,421
	October 31, 2020
Canada	$72,278	$30,196	$36,774	$79,758	$219,006
United States	19,326	9,577	17,495	3,288	49,686

Other international	11,261	4,135	3,039	–	18,435

Total	$102,865	$43,908	$57,308	$83,046	$287,127
	October 31, 2019
Canada	$64,039	$17,069	$43,559	$97,659	$222,326
United States	19,616	12,220	28,143	2,755	62,734

Other international	17,234	2,880	3,601	–	23,715
Total	$100,889	$32,169	$75,303	$100,414	$308,775

1	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.

TABLE 65:  SHORT-TERM BORROWINGS

(millions of Canadian dollars, except as noted)			As at
	October 31 2021	October 31 2020	October 31 2019
Obligations related to securities sold under repurchase agreements
Balance at year-end	$144,097	$188,876	$125,856
Average balance during the year	181,950	165,653	119,782
Maximum month-end balance	182,144	198,705	126,115
Weighted-average rate at October 31	0.23%	0.27%	1.54%

Weighted-average rate during the year	0.18	0.72	1.98

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 101

TABLE 66:  NET INTEREST INCOME ON AVERAGE INTEREST-EARNING BALANCES
1,2,3

(millions of Canadian dollars, except as noted)			2021			2020			2019
	Average balance	Interest 4	Average rate	Average balance	Interest 4	Average rate	Average balance	Interest 4	Average rate

Interest-earning assets
Interest-bearing deposits with Banks
Canada	$86,745	$191	0.22%	$50,740	$142	0.28%	$6,846	$128	1.87%
U.S.	90,459	108	0.12	55,810	194	0.35	24,078	532	2.21
Securities
Trading
Canada	82,474	1,734	2.10	70,972	1,985	2.80	62,433	1,973	3.16
U.S.	16,135	232	1.44	22,997	386	1.68	20,254	506	2.50
Non-trading
Canada	76,788	840	1.09	64,357	1,257	1.95	46,854	1,387	2.96
U.S.	227,702	1,877	0.82	199,395	2,948	1.48	169,275	4,641	2.74
Securities purchased under reverse repurchase agreements
Canada	76,690	214	0.28	76,533	752	0.98	66,015	1,250	1.89
U.S.	40,788	124	0.30	47,797	592	1.24	45,423	1,381	3.04
Loans
Residential mortgages 5
Canada	234,147	5,022	2.14	217,734	5,622	2.58	207,289	6,089	2.94
U.S.	36,641	1,200	3.28	37,871	1,374	3.63	32,821	1,253	3.82
Consumer instalment and other personal
Canada	142,990	5,319	3.72	135,265	5,450	4.03	130,719	5,762	4.41
U.S.	40,819	1,498	3.67	44,886	1,934	4.31	43,372	2,004	4.62
Credit card
Canada	15,338	1,926	12.56	17,512	2,245	12.82	19,197	2,422	12.62
U.S.	14,559	2,234	15.34	16,976	2,764	16.28	17,679	2,913	16.48
Business and government 5
Canada	112,195	2,461	2.19	116,263	2,975	2.56	100,408	3,506	3.49
U.S.	129,583	3,882	3.00	141,387	4,352	3.08	125,914	4,800	3.81

International 6	126,147	719	0.57	106,613	861	0.81	105,401	1,397	1.33

Total interest-earning assets 7	1,550,200	29,581	1.91	1,423,108	35,833	2.52	1,223,978	41,944	3.43

Interest-bearing liabilities
Deposits
Personal 8
Canada	283,118	564	0.20	252,704	1,167	0.46	224,374	1,624	0.72
U.S.	314,428	129	0.04	297,021	1,318	0.44	246,986	3,246	1.31
Banks 9,10
Canada	16,526	19	0.11	14,376	77	0.54	11,414	169	1.48
U.S.	544	1	0.18	1,424	3	0.21	2,346	44	1.88
Business and government 9,10
Canada	313,980	2,564	0.82	303,449	4,386	1.45	279,571	6,170	2.21
U.S.	134,326	404	0.30	127,150	1,244	0.98	101,874	2,051	2.01
Subordinated notes and debentures	11,372	374	3.29	11,922	426	3.57	9,589	395	4.12
Obligations related to securities sold short and under repurchase agreements
Canada	105,769	592	0.56	95,110	1,044	1.10	60,173	1,281	2.13
U.S.	56,450	168	0.30	61,484	583	0.95	57,028	1,602	2.81
Securitization liabilities 11	29,105	343	1.18	28,220	379	1.34	27,023	522	1.93
Other liabilities
Canada	4,920	97	1.97	7,267	173	2.38	5,669	154	2.72
U.S.	5,706	92	1.61	3,047	99	3.25	35	4	11.43

International 9,10	86,877	103	0.12	70,007	437	0.62	67,833	861	1.27

Total interest-bearing liabilities 7	1,363,121	5,450	0.40	1,273,181	11,336	0.89	1,093,915	18,123	1.66
Total interest-earning assets, net interest income, and net interest margin	$1,550,200	$24,131	1.56%	$1,423,108	$24,497	1.72%	$1,223,978	$23,821	1.95%

Add: non-interest earning assets	180,360	–	–	181,000	–	–	165,884	–	–
Total assets, net interest income and margin	$1,730,560	$24,131	1.39%	$1,604,108	$24,497	1.53%	$1,389,862	$23,821	1.71%

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Net interest income includes dividends on securities.
3	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
4	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method (EIRM).
5	Includes average trading loans of $13 billion (2020 – $13 billion, 2019 – $12 billion).
6	Comprised of interest-bearing deposits with Banks, securities, securities purchased under reverse repurchase agreements, and business and government loans.
7
Average interest-earning assets and average interest-bearing liabilities are non-GAAP
financial measures that depict the Bank’s financial position, and are calculated using daily balances. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section of this document.

8
Includes charges incurred on the Schwab IDA Agreement of $1.6 billion (2020 – charge on the TD Ameritrade IDA agreement – $1.9 billion and Schwab IDA Agreement – $136 million, 2019 – charges on TD Ameritrade IDA Agreement – $2.2 billion).

9	Includes average trading deposits with a fair value of $34 billion (2020 – $24 billion, 2019 – $61 billion).
10	Includes average deposit designated at FVTPL of $76 billion (2020 – $95 billion, 2019 – $59 billion).
11
Includes average securitization liabilities at fair value of $14 billion (2020 – $13 billion, 2019 – $13 billion) and average securitization liabilities at amortized cost of $15 billion (2020 – $15 billion, 2019 – $14 billion).

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The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/ interest rate variance have been allocated to average interest rate.

TABLE 67:  ANALYSIS OF CHANGE IN NET INTEREST INCOME
1,2,3

(millions of Canadian dollars)	2021 vs. 2020			2020 vs. 2019
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Interest-earning assets
Interest-bearing deposits with banks
Canada	$102	$(53)	$49	$823	$(809)	$14
U.S.	121	(207)	(86)	702	(1,040)	(338)
Securities
Trading
Canada	321	(572)	(251)	270	(258)	12
U.S.	(115)	(39)	(154)	69	(189)	(120)
Non-trading
Canada	243	(660)	(417)	518	(648)	(130)
U.S.	418	(1,489)	(1,071)	826	(2,519)	(1,693)
Securities purchased under reverse repurchase agreements
Canada	2	(540)	(538)	199	(697)	(498)
U.S.	(87)	(381)	(468)	72	(861)	(789)
Loans
Residential mortgages
Canada	424	(1,024)	(600)	307	(774)	(467)
U.S.	(45)	(129)	(174)	193	(72)	121
Consumer instalment and other personal
Canada	311	(442)	(131)	200	(512)	(312)
U.S.	(175)	(261)	(436)	70	(140)	(70)
Credit card
Canada	(279)	(40)	(319)	(212)	35	(177)
U.S.	(394)	(136)	(530)	(116)	(33)	(149)
Business and government
Canada	(104)	(410)	(514)	554	(1,085)	(531)
U.S.	(364)	(106)	(470)	590	(1,038)	(448)

International	104	(246)	(142)	(41)	(495)	(536)

Total interest income	483	(6,735)	(6,252)	5,024	(11,135)	(6,111)

Interest-bearing liabilities
Deposits
Personal
Canada	140	(743)	(603)	205	(662)	(457)
U.S.	77	(1,266)	(1,189)	658	(2,586)	(1,928)
Banks
Canada	11	(69)	(58)	44	(136)	(92)
U.S.	(2)	–	(2)	(17)	(24)	(41)
Business and government
Canada	152	(1,974)	(1,822)	527	(2,311)	(1,784)
U.S.	70	(910)	(840)	509	(1,316)	(807)
Subordinated notes and debentures	(20)	(32)	(52)	97	(66)	31
Obligations related to securities sold short and under repurchase agreements
Canada	117	(569)	(452)	744	(981)	(237)
U.S.	(48)	(367)	(415)	125	(1,144)	(1,019)
Securitization liabilities	12	(48)	(36)	23	(166)	(143)
Other liabilities
Canada	(56)	(20)	(76)	43	(24)	19
U.S.	87	(94)	(7)	366	(271)	95

International	79	(413)	(334)	20	(444)	(424)

Total interest expense	619	(6,505)	(5,886)	3,344	(10,131)	(6,787)
Net interest income	$(136)	$(230)	$(366)	$1,680	$(1,004)	$676

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the EIRM.

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GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average Interest
-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS)
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.
Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.

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Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.
Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.
Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.

TD BANK GROUP • 2021 ANNUAL REPORT • MANAGEMENT’S DISCUSSION & ANALYSIS	Page 105

Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The change in market price plus dividends paid during the year as a percentage of the prior year’s closing market price per common share.
Trading-Related Revenue:
A
non-GAAP
financial measure that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio. Trading-related revenue (TEB) in the Wholesale Banking segment, which is part of the total Bank’s trading-related revenue, is also a non-GAAP
financial measure and is calculated in the same manner, including TEB adjustments. Both are used for measuring trading performance.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

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